
JUN 24 2005
WASH. D.C.
199
SECTION


05058496

FORM SE
FORM FOR SUBMISSION OF PAPER FORMAT EXHIBITS BY ELECTRONIC FILERS

Bear Stearns Asset Backed Securities I LLC
Exact Name of Registrant as Specified in Charter

0001283557
Registrant CIK Number

Form 8-K, June 22, 2005, Series 2005-HE7

333-125422

Name of Person Filing the Document
(If Other than the Registrant)


RECD S.E.C.
JUN 24 2005
1086

PROCESSED
JUN 27 2005
THOMSON
FINANCIAL

Pursuant to the requirements of the Securities Exchange Act of 1934, the Registrant has duly caused this report to be signed on behalf of the Registrant by the undersigned thereunto duly authorized.

BEAR STEARNS ASSET BACKED SECURITIES I LLC

By: ______________________________

Name: Baron Silverstein
Title: Vice President

Dated: June 22, 2005

IN ACCORDANCE WITH RULE 202 OF REGULATION S-T, THIS EXHIBIT IS BEING FILED IN PAPER PURSUANT TO A CONTINUING HARDSHIP EXEMPTION.

EXHIBIT INDEX

Exhibit No.	Description	Format
99.1	Collateral Term Sheets	P*

---

* The Collateral Term Sheets have been filed on paper pursuant to a continuing hardship exemption from certain electronic requirements.

All average are wtg averages.

	Originator/ Source 1	Originator/ Source 2	Originator/ Source 3	Aggregate	
Largest Servicer	EMC	EMC	EMC	EMC	
FICO avg	623	636	642	629	
FICO stdev				55.65	
FICO < 500	0	0	0	0	
FICO < 560	14.57	7.03	7.3	12.18	
CLTV avg	81.69	83.57	73.07	81.45	
CLTV >80%	37.32	37.86	13.13	36.32	
SS CLTV	88.26	92.21	76.69	88.58	
% With Silent 2nds	34.16	44.25	19.23	38.14	
Full Doc %	40.51	52.94	74.75	55.5	
Loan Bal avg (000s)	187023.03	174330.92	145871.16	169830.19	
DTI %	41.19	40.73	41.04	41.36	
DTI >45%	37.1	36.4	43.27	42.47	
Purch %	46.81	59.29	14.61	47.45	
Cash Out %	50.25	30.8	78.11	46.83	
Fxd %	10.14	13.9	100	20.13	
3 yr ARM >=	1.22	1.65	0	10.54	
WAC	7.306	7.295	7.059	7.334	
WAC stdev				1.43	
1st Lien %	93.52	91.57	100	96.16	
MI %	0	0	0	0	
MI Insurer					
CA %	62.2	59.8	24.93	38.58	
Sng Fam %	73.18	64.55	81.24	71.14	
Invt Prop %	3.69	6.24	6.31	5.69	
MH %	0	0	0	0	
IO%	42.79	47.03	0	38.81	
2yr IO%	39.84	0.26	0	10.63	
IO non-full doc %	29.59	22.05	0	19.89	
2-4 Family %	7.12	8.28	8.87	7.01	
Prim Occ	95.59	92.47	92.19	93.41	
<$100K Bal %	9.32	13.98	20.85	12.58	
2-yr Prepay Penalty %	70.69	76.79	2.36	55.56	
Initial Target OC %				1.90%	
Total C/E% Aaa				23.80%	Class A
Total C/E% Aa2				18.25%	
Total C/E% A2				10.25%	
Mth 37 Loss Trig				3.25%	
Moody's Base Case Loss				5.70%	single B
S&P single-B Loss				2.95%	
Fitch single-B Loss				3.50%	

Originator/ Source	WA LTV	WA CLTV	WA SS CLTV	FICO	WAC	% Bal.	Purch %	Invt Prop %	1st Lien %	% with S.2nds	CA%	Full Doc %	IO%	DTI%	DTI% > 45	% with MI
RESMAE MORTGAGE	76.51	81.69	88.26	623	7.306	17.85	46.81	3.69	93.52	34.16	62.2	40.51	42.79	41.19	32.65	0
MORTGAGE IT	76.84	83.57	92.21	636	7.295	10.41	59.29	6.24	91.57	44.25	59.8	52.94	47.03	40.73	32.5	0
AAMES CAPITAL	73.07	73.07	76.69	642	7.059	9.17	14.61	6.31	100	19.23	24.93	74.75	0	41.04	40.25	0
ACOUSTIC HOME LOANS	79.97	79.97	87.54	615	7.313	7.99	41.36	4.9	100	39.78	46.32	43.33	20.74	41.04	31.94	0
Total:	**78.4**	**81.45**	**88.58**	**629**	**7.334**	**100**	**47.45**	**5.69**	**96.16**	**38.14**	**38.58**	**55.5**	**38.81**	**41.36**	**38.7**	**0**

Documentation	WALTV	WACLTV	WA SS CLTV	WAFICO	WAC	% Bal.	Purch %	Invt Prop %	1st Lien %	% with S.2nds	CA%	Full Doc %	IO%	DTI %	DTI% > 45	% with MI
Full	79.31	81.46	87.89	619	7.131	55.5	41.27	5.29	97.29	34.82	32.22	100	34.08	41.26	41.2	0
Non-Full	77.26	81.44	89.44	640	7.587	44.5	55.16	6.2	94.74	42.28	46.52	0	44.7	41.48	35.59	0
Total	78.4	81.45	88.58	629	7.334	100	47.45	5.69	96.16	38.14	38.58	55.5	38.81	41.36	38.7	0

Interest Only	WALTV	WACLTV	WA SS CLTV	WAFICO	WAC	% Bal.	Purch %	Invt Prop %	1st Lien %	% with S.2nds	CA%	Full Doc %	IO%	DTI %	DTI% > 45	% with MI
2-yr IO	81.66	81.66	92.51	643	6.962	10.63	57.34	1.79	100	55.92	63.98	36.68	100	40.84	30.17	0
Other IO	81.14	81.33	91.68	645	6.953	28.18	55.68	5.67	99.74	54.9	53.25	53.29	100	41.9	42.01	0

	WA LTV	WA CLTV	WA SS CLTV	WAFICO	WAC	% Bal	Purch %	Invt Prop %	1st Lien %	% with S.2nds	CA%	Full Doc %	IO%	DTI %	DTI% > 45	% with MI
Non-IO	76.57	81.48	86.48	619	7.574	61.19	41.95	6.38	93.84	27.33	27.42	59.79	0	41.2	38.66	0
Total	78.4	81.45	88.58	629	7.334	100	47.45	5.69	96.16	38.14	38.58	55.5	38.81	41.36	38.7	0

FICO	WA LTV	WA CLTV	WA SS CLTV	WAFICO	WAC	% Bal	Purch %	Invt Prop %	1st Lien %	% with S.2nds	CA%	Full Doc %	IO%	DTI %	DTI% > 45	% with MI
0-499																
500-559	77.02	77.02	77.45	535	7.93	12.18	12.78	2.53	100	3.08	42.21	66.79	10.32	41.92	41.83	0
560-599	81.52	81.52	86.22	582	7.581	17.68	37.37	2.56	100	27.96	29.41	74.29	30.2	41.51	41.44	0
600-639	79.67	82.62	90.46	621	7.344	27.07	48.87	3.32	96.29	41.28	35.36	55.59	41.51	41.18	38.35	0
640-679	76.5	81.93	92.05	658	7.155	26.87	58.96	6.63	93.2	52.46	42.96	43.56	48.91	41.7	38.51	0
680>=	77.05	81.97	90.63	714	6.895	16.2	63.09	13.9	93.77	46.61	44	46.15	48.35	40.5	34.28	0
Total	78.4	81.45	88.58	629	7.334	100	47.45	5.69	96.16	38.14	38.58	55.5	38.81	41.36	38.7	0

Low Balance	WA LTV	WA CLTV	WA SS CLTV	WAFICO	WAC	% Bal	Purch %	Invt Prop %	1st Lien %	% with S.2nds	CA%	Full Doc %	IO%	DTI %	DTI% > 45	% with MI
<80,000	58.29	86.53	91.01	633	9	7.73	62.21	10.09	64.57	22.5	13.68	59.08	2.41	38.59	29.06	0
80,000-100,000	73.29	83.21	90.68	622	8.148	4.85	59.36	9.54	87.53	39.95	12.91	62.83	10.82	39.85	31.76	0
100,000>=	80.46	80.91	88.25	628	7.141	87.42	45.49	5.09	99.43	39.42	42.21	54.78	43.58	41.69	39.94	0
Total	78.4	81.45	88.58	629	7.334	100	47.45	5.69	96.16	38.14	38.58	55.5	38.81	41.36	38.7	0

Lien Position	WA LTV	WA CLTV	WA SS CLTV	WAFICO	WAC	% Bal	Purch %	Invt Prop %	1st Lien %	% with S.2nds	CA%	Full Doc %	IO%	DTI %	DTI% > 45	% with MI
1st Lien	80.74	80.74	88.15	627	7.216	96.16	46.08	5.91	100	39.66	38.17	56.15	40.28	41.34	38.8	0
2nd Lien	19.87	99.4	99.4	664	10.288	3.84	81.94	0.17	0	0	48.83	39.09	1.9	41.79	36.23	0
Total	78.4	81.45	88.58	629	7.334	100	47.45	5.69	96.16	38.14	38.58	55.5	38.81	41.36	38.7	0

WACLTV	WA SS CLTV	WAFICO	WAC	% Bal	Purch %	Invt Prop %	1st Lien %	% with S.2nds	CA%	Full Doc %	IO%	DTI %	DTI% > 45	% with MI
80-85%	86.4	606	7.4281	9.78	21.96	8.2	99.67	14.86	37.68	55.57	32.18	41.84	41.85	0
85-90%	90.77	614	7.5492	13.7	37.23	8.45	99.82	12.17	34.9	60.87	35.14	40.95	38.82	0
90-95%	94.74	635	7.9677	5.31	47.71	5.32	98.48	1.11	27.67	58.13	38.71	40.56	37.73	0
95-100%	99.9	654	9.2512	7.53	74.46	1.59	51.26	0	27.68	58.97	11.96	41.7	39.95	0

SSCLTV	WAFICO	WAC	% Bal	Purch %	Invt Prop %	1st Lien %	% with S.2nds	CA%	Full Doc %	IO%	DTI %	DTI% > 45	% with MI
80-85%	602	7.3965	8.46	14.03	8.94	99.62	1.5	40.17	57.6	29.02	41.62	39.85	0
85-90%	622	7.4977	13.47	35.27	14.07	99.82	10.65	39.05	55.14	41.83	40.48	37.89	0
90-95%	638	7.7245	7.81	51.87	6.04	98.96	32.55	28.67	56.63	42.41	40.87	40.14	0
95-100%	648	7.3525	41.17	82.01	0.93	91.09	81.75	35.29	52.71	48.16	42.14	40.38	0

Coupon-ARM	WA LTV	WA CLTV	WA SS CLTV	WAFICO	WAC	% Bal	Purch %	Invt Prop %	1st Lien %	% with S.2nds	CA%	Full Doc %	IO%	DTI %	DTI% > 45	% with MI
<8%	81.05	81.05	90.08	632	6.867	64.99	50.47	4.56	100	47.66	45.94	53.94	53.39	41.47	38.55	0
8-9%	84.58	84.58	88.95	600	8.469	10.91	53.16	12.25	100	26.56	18.67	44.23	24.76	41.26	39.77	0
9-10%	86.02	86.02	88.18	576	9.454	3.35	50.84	6.19	100	13.55	16.25	50.74	15.4	42.23	44.68	0
10-11%	82.88	82.88	85.45	570	10.343	0.52	44.44	12.58	100	15.2	9.83	43.34	6.98	39.41	20.57	0
11-12%	75	75	76.42	556	11.484	0.08	17.53	10.41	100	7.12	22.23	63.84	0	39.48	40.84	0
12-13%	90	90	90	542	12.3	0.02	0	0	100	0	0	100	0	49.2	100	0
13-14%																
>14%																

Coupon-Fixed Rate	WA LTV	WA CLTV	WA SS CLTV	WAFICO	WAC	% Bal	Purch %	Invt Prop %	1st Lien %	% with S.2nds	CA%	Full Doc %	IO%	DTI %	DTI% > 45	% with MI
<8%	74.51	74.59	79.2	650	6.728	13.09	22.32	5.48	99.9	24.69	31.24	77.25	5.62	41.35	40.22	0
8-9%	74.94	82.38	85.64	619	8.529	2.23	33.81	11.52	90.51	17.07	9.61	62.03	2.03	39.36	33.24	0
9-10%	41.03	92.94	93.41	641	9.67	2.25	63.2	3.92	34.85	3.32	36.15	58.87	0.3	39.75	32.19	0
10-11%	30.4	97.07	97.43	640	10.541	1.9	73.58	2.32	16.44	1.84	42	36.98	0.67	41.49	35.75	0
11-12%	25.59	95.75	95.96	634	11.468	0.62	63.89	0.73	10.98	1.02	25.83	15.57	8.09	41.53	38.96	0
12-13%	62.25	84.32	84.32	563	12.386	0.04	27.58	0	72.42	0	0	13.38	8.14	38.28	19.44	0
13-14%																
>14%																



1	ARM
2	Owner occupied
3	Purchase
4	Full doc.
5	First lien
6	Fixed
7	Non-owner occupied
8	Refinancing
9	Limited doc.
10	Second lien

1 ARM / Owner occupied / Purchase / Full doc. / First lien

		1	2	3	4	5	6	7	8	9	10	11
		<55	56-60	61-65	66-70	71-75	76-80	81-85	86-90	91-95	96-100	>100
1	<500	1%										
2	501-525	2%										
3	526-550											
4	551-575											
5	576-600											
6	601-625											
7	626-650											
8	651-675											
9	676-700											
10	>700											

2 ARM / Owner occupied / Refinancing / Full doc. / First lien

		1	2	3	4	5	6	7	8	9	10	11
		<55	56-60	61-65	66-70	71-75	76-80	81-85	86-90	91-95	96-100	>100
1	<500											
2	501-525											
3	526-550											
4	551-575											
5	576-600											
6	601-625											
7	626-650											
8	651-675											
9	676-700											
10	>700											

3 ARM / Owner occupied / Purchase / Limited doc. / First lien

		1	2	3	4	5	6	7	8	9	10	11
		<55	56-60	61-65	66-70	71-75	76-80	81-85	86-90	91-95	96-100	>100
1	<500											
2	501-525											
3	526-550											
4	551-575											
5	576-600											
6	601-625											
7	626-650											
8	651-675											
9	676-700											
10	>700											

4 ARM / Owner occupied / Refinancing / Limited doc. / First lien

		1	2	3	4	5	6	7	8	9	10	11
		<55	56-60	61-65	66-70	71-75	76-80	81-85	86-90	91-95	96-100	>100
1	<500											
2	501-525											
3	526-550											
4	551-575											
5	576-600											
6	601-625											
7	626-650											
8	651-675											
9	676-700											
10	>700											

5 ARM / Owner occupied / Purchase / Full doc. / Second lien

		1	2	3	4	5	6	7	8	9	10	11
		<55	56-60	61-65	66-70	71-75	76-80	81-85	86-90	91-95	96-100	>100
1	<500											
2	501-525											
3	526-550											
4	551-575											
5	576-600											
6	601-625											
7	626-650											
8	651-675											
9	676-700											
10	>700											

1 2 3 4 5 6 7 8 9 10 11

6 ARM
Owner occupied
Refinancing
Full doc.
Second lien

		<55	56-60	61-65	66-70	71-75	76-80	81-85	86-90	91-95	96-100	>100
1	<500											
2	501-525											
3	526-550											
4	551-575											
5	576-600											
6	601-625											
7	626-650											
8	651-675											
9	676-700											
10	>700											

7 ARM
Owner occupied
Purchase
Limited doc.
Second lien

		1	2	3	4	5	6	7	8	9	10	11
		<55	56-60	61-65	66-70	71-75	76-80	81-85	86-90	91-95	96-100	>100
1	<500											
2	501-525											
3	526-550											
4	551-575											
5	576-600											
6	601-625											
7	626-650											
8	651-675											
9	676-700											
10	>700											

8 ARM
Owner occupied
Refinancing
Limited doc.
Second lien

		1	2	3	4	5	6	7	8	9	10	11
		<55	56-60	61-65	66-70	71-75	76-80	81-85	86-90	91-95	96-100	>100
1	<500											
2	501-525											
3	526-550											
4	551-575											
5	576-600											
6	601-625											
7	626-650											
8	651-675											
9	676-700											
10	>700											

9 ARM
Non-owner occupied
Purchase
Full doc.
First lien

		1	2	3	4	5	6	7	8	9	10	11
		<55	56-60	61-65	66-70	71-75	76-80	81-85	86-90	91-95	96-100	>100
1	<500											
2	501-525											
3	526-550											
4	551-575											
5	576-600											
6	601-625											
7	626-650											
8	651-675											
9	676-700											
10	>700											

10 ARM
Non-owner occupied
Refinancing
Full doc.
First lien

		1	2	3	4	5	6	7	8	9	10	11
		<55	56-60	61-65	66-70	71-75	76-80	81-85	86-90	91-95	96-100	>100
1	<500											
2	501-525											
3	526-550											
4	551-575											
5	576-600											
6	601-625											
7	626-650											
8	651-675											
9	676-700											
10	>700											

11 ARM
Non-owner occupied
Purchase
Limited doc.
First lien

		1	2	3	4	5	6	7	8	9	10	11
		<55	56-60	61-65	66-70	71-75	76-80	81-85	86-90	91-95	96-100	>100
1	<500											
2	501-525											
3	526-550											
4	551-575											
5	576-600											
6	601-625											
7	626-650											
8	651-675											
9	676-700											
10	>700											



12 ARM
Non-owner occupied
Refinancing
Limited doc.
First lien

		1	2	3	4	5	6	7	8	9	10	11
		<55	56-60	61-65	66-70	71-75	76-80	81-85	86-90	91-95	96-100	>100
1	<500											
2	501-525											
3	526-550											
4	551-575											
5	576-600											
6	601-625											
7	626-650											
8	651-675											
9	676-700											
10	>700											

13 ARM
Non-owner occupied
Purchase
Full doc.
Second lien

		1	2	3	4	5	6	7	8	9	10	11
		<55	56-60	61-65	66-70	71-75	76-80	81-85	86-90	91-95	96-100	>100
1	<500											
2	501-525											
3	526-550											
4	551-575											
5	576-600											
6	601-625											
7	626-650											
8	651-675											
9	676-700											
10	>700											

14 ARM
Non-owner occupied
Refinancing
Full doc.
Second lien

		1	2	3	4	5	6	7	8	9	10	11
		<55	56-60	61-65	66-70	71-75	76-80	81-85	86-90	91-95	96-100	>100
1	<500											
2	501-525											
3	526-550											
4	551-575											
5	576-600											
6	601-625											
7	626-650											
8	651-675											
9	676-700											
10	>700											

15 ARM
Non-owner occupied
Purchase
Limited doc.
Second lien

		1	2	3	4	5	6	7	8	9	10	11
		<55	56-60	61-65	66-70	71-75	76-80	81-85	86-90	91-95	96-100	>100
1	<500											
2	501-525											
3	526-550											
4	551-575											
5	576-600											
6	601-625											
7	626-650											
8	651-675											
9	676-700											
10	>700											

16 ARM
Non-owner occupied
Refinancing
Limited doc.
Second lien

		1	2	3	4	5	6	7	8	9	10	11
		<55	56-60	61-65	66-70	71-75	76-80	81-85	86-90	91-95	96-100	>100
1	<500											
2	501-525											
3	526-550											
4	551-575											
5	576-600											
6	601-625											
7	626-650											
8	651-675											
9	676-700											
10	>700											

17 Fixed
Owner occupied
Purchase
Full doc.
First lien

		1	2	3	4	5	6	7	8	9	10	11
		<55	56-60	61-65	66-70	71-75	76-80	81-85	86-90	91-95	96-100	>100
1	<500											
2	501-525											
3	526-550											
4	551-575											
5	576-600											
6	601-625											
7	626-650											
8	651-675											



9	676-700											
10	>700											

18 Fixed
Owner occupied
Refinancing
Full doc.
First lien

		1	2	3	4	5	6	7	8	9	10	11
		<55	56-60	61-65	66-70	71-75	76-80	81-85	86-90	91-95	96-100	>100
1	<500											
2	501-525											
3	526-550											
4	551-575											
5	576-600											
6	601-625											
7	626-650											
8	651-675											
9	676-700											
10	>700											

19 Fixed
Owner occupied
Purchase
Limited doc.
First lien

		1	2	3	4	5	6	7	8	9	10	11
		<55	56-60	61-65	66-70	71-75	76-80	81-85	86-90	91-95	96-100	>100
1	<500											
2	501-525											
3	526-550											
4	551-575											
5	576-600											
6	601-625											
7	626-650											
8	651-675											
9	676-700											
10	>700											

20 Fixed
Owner occupied
Refinancing
Limited doc.
First lien

		1	2	3	4	5	6	7	8	9	10	11
		<55	56-60	61-65	66-70	71-75	76-80	81-85	86-90	91-95	96-100	>100
1	<500											
2	501-525											
3	526-550											
4	551-575											
5	576-600											
6	601-625											
7	626-650											
8	651-675											
9	676-700											
10	>700											

21 Fixed
Owner occupied
Purchase
Full doc.
Second lien

		1	2	3	4	5	6	7	8	9	10	11
		<55	56-60	61-65	66-70	71-75	76-80	81-85	86-90	91-95	96-100	>100
1	<500											
2	501-525											
3	526-550											
4	551-575											
5	576-600											
6	601-625											
7	626-650											
8	651-675											
9	676-700											
10	>700											

22 Fixed
Owner occupied
Refinancing
Full doc.
Second lien

		1	2	3	4	5	6	7	8	9	10	11
		<55	56-60	61-65	66-70	71-75	76-80	81-85	86-90	91-95	96-100	>100
1	<500											
2	501-525											
3	526-550											
4	551-575											
5	576-600											
6	601-625											
7	626-650											
8	651-675											
9	676-700											
10	>700											

23 Fixed
Owner occupied
Purchase
Limited doc.
Second lien

		1	2	3	4	5	6	7	8	9	10	11
		<55	56-60	61-65	66-70	71-75	76-80	81-85	86-90	91-95	96-100	>100
1	<500											
2	501-525											
3	526-550											
4	551-575											
5	576-600											
6	601-625											



7	626-650
8	651-675
9	676-700
10	>700

24 Fixed / Owner occupied / Refinancing / Limited doc. / Second lien

		1	2	3	4	5	6	7	8	9	10	11
		<55	56-60	61-65	66-70	71-75	76-80	81-85	86-90	91-95	96-100	>100
1	<500											
2	501-525											
3	526-550											
4	551-575											
5	576-600											
6	601-625											
7	626-650											
8	651-675											
9	676-700											
10	>700											

25 Fixed / Non-owner occupied / Purchase / Full doc. / First lien

		1	2	3	4	5	6	7	8	9	10	11
		<55	56-60	61-65	66-70	71-75	76-80	81-85	86-90	91-95	96-100	>100
1	<500											
2	501-525											
3	526-550											
4	551-575											
5	576-600											
6	601-625											
7	626-650											
8	651-675											
9	676-700											
10	>700											

26 Fixed / Non-owner occupied / Refinancing / Full doc. / First lien

		1	2	3	4	5	6	7	8	9	10	11
		<55	56-60	61-65	66-70	71-75	76-80	81-85	86-90	91-95	96-100	>100
1	<500											
2	501-525											
3	526-550											
4	551-575											
5	576-600											
6	601-625											
7	626-650											
8	651-675											
9	676-700											
10	>700											

27 Fixed / Non-owner occupied / Purchase / Limited doc. / First lien

		1	2	3	4	5	6	7	8	9	10	11
		<55	56-60	61-65	66-70	71-75	76-80	81-85	86-90	91-95	96-100	>100
1	<500											
2	501-525											
3	526-550											
4	551-575											
5	576-600											
6	601-625											
7	626-650											
8	651-675											
9	676-700											
10	>700											

28 Fixed / Non-owner occupied / Refinancing / Limited doc. / First lien

		1	2	3	4	5	6	7	8	9	10	11
		<55	56-60	61-65	66-70	71-75	76-80	81-85	86-90	91-95	96-100	>100
1	<500											
2	501-525											
3	526-550											
4	551-575											
5	576-600											
6	601-625											
7	626-650											
8	651-675											
9	676-700											
10	>700											

29 Fixed / Non-owner occupied / Purchase / Full doc. / Second lien

		1	2	3	4	5	6	7	8	9	10	11
		<55	56-60	61-65	66-70	71-75	76-80	81-85	86-90	91-95	96-100	>100
1	<500											
2	501-525											
3	526-550											
4	551-575											



5	576-600											
6	601-625											
7	626-650											
8	651-675											
9	676-700											
10	>700											

30 Fixed
Non-owner occupied
Refinancing
Full doc.
Second lien

		1	2	3	4	5	6	7	8	9	10	11
		<55	56-60	61-65	66-70	71-75	76-80	81-85	86-90	91-95	96-100	>100
1	<500											
2	501-525											
3	526-550											
4	551-575											
5	576-600											
6	601-625											
7	626-650											
8	651-675											
9	676-700											
10	>700											

31 Fixed
Non-owner occupied
Purchase
Limited doc.
Second lien

		1	2	3	4	5	6	7	8	9	10	11
		<55	56-60	61-65	66-70	71-75	76-80	81-85	86-90	91-95	96-100	>100
1	<500											
2	501-525											
3	526-550											
4	551-575											
5	576-600											
6	601-625											
7	626-650											
8	651-675											
9	676-700											
10	>700											

32 Fixed
Non-owner occupied
Refinancing
Limited doc.
Second lien

		1	2	3	4	5	6	7	8	9	10	11
		<55	56-60	61-65	66-70	71-75	76-80	81-85	86-90	91-95	96-100	>100
1	<500											
2	501-525											
3	526-550											
4	551-575											
5	576-600											
6	601-625											
7	626-650											
8	651-675											
9	676-700											
10	>700											

First Liens (excl. multi-family)

State	CLTV (excl. SS) <55	56-60	61-65	66-70	71-75	76-80	81-85	86-90	91-95	96-100	>100
1											
2											
3											
4											
5											
6											
7											
8											
9											
10											
11											
12											
13											
14											
15											
16											
17											
18											
19											
20											
21											
22											
23											
24											
25											
26											
27											
28											
29											
30											
31											
32											
33											
34											
35											
36											
37											
38											
39											
40											
41											
42											
43											
44											
45											
46											
47											
48											
49											
50											
51											

Second liens

Start LTV	CLTV (excl. SS) <55	56-60	61-65	66-70	71-75	76-80	81-85	86-90	91-95	96-100	>100
<55											
56-60											
61-65											
66-70											
71-75											
76-80											
81-85											
86-90											
91-95											
96-100											
>100											

First liens -multi family

	CLTV (excl. SS)									
State	<55	56-60	61-65	66-70	71-75	76-80	81-85	86-90	91-95	96-100	>100
1											
2											
3											
4											
5											
6											
7											
8											
9											
10											
11											
12											
13											
14											
15											
16											
17											
18											
19											
20											
21											
22											
23											
24											
25											
26											
27											
28											
29											
30											
31											
32											
33											
34											
35											
36											
37											
38											
39											
40											
41											
42											
43											
44											
45											
46											
47											
48											
49											
50											
51											

BSABS 2005-HE7 {LOANS WITH SILENT SECONDS}

Collateral Grouped by Product Type

PRODUCT	Count	Total CURRENT BALANCE	Pct of overall CURRENT BALANCE	Wtd Avg CURRENT GROSS COUPON	Wtd Avg CURRENT NET COUPON	Avg ORIGINAL BALANCE	Wtd Avg STATED ORIGINAL TERM	Wtd Avg STATED REM TERM	Wtd Avg AGE	Wtd Avg FICO SCORE	Wtd Avg BACK RATIO	Wtd Avg LOAN TO VALUE	Wtd Avg COMBO LTV	Wtd Avg MARGIN	Wtd Avg INIT RATE CAP	Wtd Avg PER RATE CAP	Wtd Avg GROSS LIFE CAP	Wtd Avg ROLL
6MLIBOR	10	1,552,254.34	0.41	6.67636	6.17236	155,304.20	360	359	1	630	41.69	80.99	99.23	6.06819	1.00000	1.00000	7.00000	5
6MLIBOR IO	1	363,200.00	0.10	7.75000	7.24600	363,200.00	360	357	3	647	44.90	80.00	100.00	2.75000	1.00000	1.00000	6.00000	3
BALLOON	3	182,591.66	0.05	7.58718	7.08318	60,933.33	180	178	2	655	41.85	80.00	100.00	0.00000	0.00000	0.00000	0.00000	0
FIXED	235	32,902,396.12	8.75	7.09528	6.59128	140,327.76	350	347	3	652	41.66	78.17	96.78	0.00000	0.00000	0.00000	0.00000	0
FIXED IO	14	3,690,667.78	0.98	6.63223	6.12823	263,688.21	360	357	3	678	40.85	80.00	99.00	0.00000	0.00000	0.00000	0.00000	0
LIBOR 2/6 ARM	845	120,924,829.34	32.15	7.18179	6.67779	143,376.43	360	357	3	632	42.00	80.94	99.07	5.74780	2.28706	1.07799	6.42376	21
LIBOR 2/6 ARM IO	729	176,800,013.46	47.00	6.82913	6.32513	242,538.11	360	357	3	656	42.02	79.88	98.94	5.72897	2.57106	1.12138	6.50231	21
LIBOR 3/6 ARM	58	8,551,620.93	2.27	6.96927	6.46527	147,739.69	360	357	3	643	42.53	80.23	99.60	6.04180	2.81165	1.07134	6.21075	33
LIBOR 3/6 ARM IO	117	25,642,724.07	6.82	6.80678	6.30278	219,180.85	360	358	2	657	42.93	79.98	98.73	6.23671	2.89196	1.03793	6.07913	34
LIBOR 5/6 ARM	3	706,861.40	0.19	6.21525	5.71125	235,693.33	360	359	1	694	40.47	80.00	98.48	4.37655	3.00000	1.00000	7.00000	59
LIBOR 5/6 ARM IO	13	2,660,317.41	0.71	6.94528	6.44128	204,689.08	360	356	4	649	46.73	79.42	99.08	6.19955	3.94760	1.47380	5.75685	56
TREAS. 5/1 ARM	1	135,580.49	0.04	6.95000	6.44600	135,920.00	360	357	3	646	39.70	80.00	95.00	6.25000	2.00000	2.00000	6.00000	57
TREAS. 5/1 ARM IO	7	2,029,695.00	0.54	6.77335	6.26935	289,956.43	360	357	3	663	36.17	80.49	96.99	6.18836	2.00000	2.00000	6.00000	57
TOTAL	**2,036**	**376,142,752.00**	**100.00**	**6.96555**	**6.46155**	**184,910.50**	**359**	**356**	**3**	**648**	**42.04**	**80.09**	**98.79**	**5.78412**	**2.49935**	**1.10578**	**6.42872**	**23**

Collateral Grouped by Current Balance

CURRENT BALANCE	Count	Total CURRENT BALANCE	Pct of overall CURRENT BALANCE	Wtd Avg CURRENT GROSS COUPON	Wtd Avg CURRENT NET COUPON	Wtd Avg STATED REM TERM	Wtd Avg AGE	Avg CURRENT BALANCE	Wtd Avg LOAN TO VALUE	Wtd Avg COMBO LTV	Wtd Avg FICO SCORE
0.00 - 49,999.99	13	597,674.92	0.16	7.6615	7.1575	357	3	45,974.99	74.46	98.46	622
50,000.00 - 99,999.99	456	35,661,685.09	9.48	7.6350	7.1310	354	2	78,205.45	79.96	99.16	629
100,000.00 - 149,999.99	545	66,969,676.60	17.80	7.2449	6.7409	356	2	122,880.14	80.75	99.16	635
150,000.00 - 199,999.99	323	55,703,147.30	14.81	7.0232	6.5192	356	3	172,455.56	80.44	99.15	643
200,000.00 - 249,999.99	229	51,354,029.26	13.65	6.8822	6.3782	356	3	224,253.40	80.23	99.09	650
250,000.00 - 299,999.99	163	44,436,152.57	11.81	6.7461	6.2421	357	3	272,614.43	80.14	99.06	654
300,000.00 - 349,999.99	104	33,546,505.12	8.92	6.7744	6.2704	357	3	322,562.55	80.22	99.06	655
350,000.00 - 399,999.99	88	32,937,267.46	8.76	6.5860	6.0820	357	3	374,287.13	79.51	98.69	662
400,000.00 - 449,999.99	51	21,653,191.99	5.76	6.6633	6.1593	357	3	424,572.39	80.04	99.25	662
450,000.00 - 499,999.99	32	15,172,740.11	4.03	6.7353	6.2313	357	3	474,148.13	79.18	95.53	646
500,000.00 - 549,999.99	16	8,277,334.94	2.20	7.1149	6.6109	357	3	517,333.43	79.20	96.60	668
550,000.00 - 599,999.99	8	4,566,796.85	1.21	6.1591	5.6551	357	3	570,849.61	80.95	100.00	659
600,000.00 - 649,999.99	5	3,141,549.79	0.84	6.4745	5.9705	357	3	628,309.96	78.95	95.07	705
650,000.00 - 699,999.99	2	1,300,000.00	0.35	7.3750	6.8710	359	1	650,000.00	64.88	84.84	645
800,000.00 - 849,999.99	1	825,000.00	0.22	7.2500	6.7460	358	2	825,000.00	71.74	86.96	617
TOTAL	**2,036**	**376,142,752.00**	**100.00**	**6.9656**	**6.4616**	**356**	**3**	**184,745.95**	**80.09**	**98.79**	**648**

Collateral Grouped by Current Gross Coupon

CURRENT GROSS COUPON	Count	Total CURRENT BALANCE	Pct of overall CURRENT BALANCE	Wtd Avg CURRENT GROSS COUPON	Wtd Avg CURRENT NET COUPON	Wtd Avg STATED REM TERM	Wtd Avg AGE	Min CURRENT GROSS COUPON	Max CURRENT GROSS COUPON	Avg CURRENT BALANCE	Wtd Avg LOAN TO VALUE	Wtd Avg COMBO LTV	Wtd Avg FICO SCORE
4.250 - 4.499	1	100,392	0.03	4.4000	3.8960	359	1	4.4000	4.4000	100,392	80.00	100.00	784
4.750 - 4.999	1	356,000	0.09	4.8750	4.3710	355	5	4.8750	4.8750	356,000	80.00	100.00	695

The information contained herein will be superseded by the description of the collateral contained in the prospectus supplement and, except in the case of the initial collateral information sheets, such information supersedes the information in all prior collateral information sheets. This report does not constitute a bid or offer by any person for any security or an undertaking by any person to provide or accept any such bid or offer. Each investor must determine for itself the appropriateness of any transaction in securities, including any related legal, tax and accounting considerations, and no recommendation is made herein as to any security or transaction. No assurance is given (x) as to the accuracy or completeness of any of the information set forth herein, or (y) that the prices indicated (i) constitute prices at which the securities listed could have been or may be purchased or sold in any market, (ii) have been confirmed by actual trades, (iii) reflect the value Bear Stearns assigns to any security while in its inventory, or (iv) take into account the size of any position in the securities listed. Spreads between bid and offer prices may vary significantly due to market volatility or illiquidity. All prices and other information relating to any security are subject to change without notice. Bear, Stearns & Co. Inc. and its affiliates and associated persons may have positions and conduct transactions in the securities covered by this report, and may solicit business from and perform services for the issuers of such securities or their affiliates

Collateral Grouped by Current Gross Coupon

CURRENT GROSS COUPON	Count	Total CURRENT BALANCE	Pct of overall CURRENT BALANCE	Wtd Avg CURRENT GROSS COUPON	Wtd Avg CURRENT NET COUPON	Wtd Avg STATED REM TERM	Wtd Avg AGE	Min CURRENT GROSS COUPON	Max CURRENT GROSS COUPON	Avg CURRENT BALANCE	Wtd Avg LOAN TO VALUE	Wtd Avg COMBO LTV	Wtd Avg FICO SCORE
5.000 - 5.249	5	1,237,644	0.33	5.1366	4.6326	356	4	5.1250	5.1500	247,529	79.79	100.00	683
5.250 - 5.499	16	4,396,050	1.17	5.3590	4.8550	357	3	5.2500	5.4700	274,753	79.89	99.36	667
5.500 - 5.749	32	8,696,949	2.31	5.5956	5.0916	357	3	5.5000	5.7300	271,780	79.93	99.40	656
5.750 - 5.999	96	22,023,224	5.86	5.8781	5.3741	357	3	5.7500	5.9900	229,409	79.62	97.95	666
6.000 - 6.249	101	21,547,276	5.73	6.1076	5.6036	357	3	6.0000	6.2400	213,339	79.49	99.18	660
6.250 - 6.499	204	43,754,095	11.63	6.3537	5.8497	357	3	6.2500	6.4900	214,481	79.69	99.28	652
6.500 - 6.749	249	55,586,824	14.78	6.5901	6.0861	357	3	6.5000	6.7400	223,240	80.02	98.89	656
6.750 - 6.999	336	67,604,134	17.97	6.8804	6.3764	356	3	6.7500	6.9900	201,203	79.60	98.75	652
7.000 - 7.249	164	29,563,600	7.86	7.1100	6.6060	355	3	7.0000	7.2400	180,266	80.10	99.64	647
7.250 - 7.499	195	33,292,875	8.85	7.3516	6.8476	356	3	7.2500	7.4990	170,733	80.41	98.92	638
7.500 - 7.749	166	27,644,843	7.35	7.5941	7.0901	356	3	7.5000	7.7400	166,535	80.39	98.18	650
7.750 - 7.999	149	21,551,786	5.73	7.8708	7.3668	356	2	7.7500	7.9990	144,643	80.80	98.49	640
8.000 - 8.249	77	8,976,877	2.39	8.1176	7.6136	351	2	8.0000	8.2400	116,583	81.23	98.37	634
8.250 - 8.499	83	10,510,781	2.79	8.3692	7.8652	358	2	8.2500	8.4900	126,636	81.51	98.81	623
8.500 - 8.749	76	9,717,814	2.58	8.6144	8.1104	358	2	8.5000	8.7400	127,866	81.50	97.61	613
8.750 - 8.999	25	3,129,432	0.83	8.8496	8.3456	358	2	8.7500	8.9900	125,177	79.44	95.49	609
9.000 - 9.249	14	2,079,823	0.55	9.0918	8.5878	342	2	9.0000	9.2400	148,559	85.11	98.55	580
9.250 - 9.499	8	1,102,427	0.29	9.3117	8.8077	358	2	9.2500	9.4500	137,803	79.83	97.56	595
9.500 - 9.749	12	889,189	0.24	9.6117	9.1077	344	2	9.5000	9.7000	74,099	80.80	99.28	563
9.750 - 9.999	11	1,140,327	0.30	9.8846	9.3806	358	2	9.7500	9.9920	103,666	79.23	95.11	561
10.000 - 10.249	3	264,528	0.07	10.0608	9.5568	356	4	10.0000	10.1500	88,176	85.24	100.00	544
10.250 - 10.499	5	436,243	0.12	10.3071	9.8031	330	1	10.2500	10.4800	87,249	78.04	97.60	559
10.500 - 10.749	4	355,782	0.09	10.5986	10.0946	358	2	10.5500	10.7000	88,945	80.00	98.98	571
10.750 - 10.999	1	67,076	0.02	10.9000	10.3960	356	4	10.9000	10.9000	67,076	85.00	95.00	539
11.250 - 11.499	1	62,379	0.02	11.3500	10.8460	359	1	11.3500	11.3500	62,379	80.00	100.00	578
11.500 - 11.749	1	54,383	0.01	11.7000	11.1960	359	1	11.7000	11.7000	54,383	80.00	100.00	571
TOTAL	**2,036**	**376,142,752**	**100.00**	**6.9656**	**6.4616**	**356**	**3**	**4.4000**	**11.7000**	**184,746**	**80.09**	**98.79**	**648**

Collateral Grouped by Original Loan-to-Value Ratio

LOAN TO VALUE	Count	Total CURRENT BALANCE	Pct of overall CURRENT BALANCE	Wtd Avg CURRENT GROSS COUPON	Wtd Avg CURRENT NET COUPON	Wtd Avg STATED REM TERM	Wtd Avg AGE	Avg CURRENT BALANCE	Wtd Avg LOAN TO VALUE	Wtd Avg COMBO LTV	Wtd Avg FICO SCORE
0.01 - 50.00	5	757,518.62	0.20	7.27854	6.77454	342	3	151,503.72	44.18	59.75	620
50.01 - 55.00	2	765,195.88	0.20	6.93946	6.43546	340	2	382,597.94	52.94	67.40	671
55.01 - 60.00	4	1,396,152.99	0.37	6.40002	5.89602	357	3	349,038.25	58.34	69.14	625
60.01 - 65.00	6	1,420,900.43	0.38	7.98257	7.47857	357	3	236,816.74	62.64	88.47	649
65.01 - 70.00	23	2,585,353.55	0.69	7.68449	7.18049	337	3	112,406.68	69.13	88.59	637
70.01 - 75.00	43	6,656,518.53	1.77	6.92863	6.42463	350	3	154,802.76	73.73	93.89	666
75.01 - 80.00	1,758	331,201,310.19	88.05	6.88752	6.38352	357	3	188,396.65	79.93	99.34	651
80.01 - 85.00	79	14,338,889.97	3.81	7.53292	7.02892	357	3	181,504.94	84.46	97.82	632
85.01 - 90.00	112	16,440,828.29	4.37	7.85124	7.34724	355	3	146,793.11	89.63	98.74	603
90.01 - 95.00	4	580,083.55	0.15	8.10880	7.60480	357	3	145,020.89	95.00	100.00	612
TOTAL	**2,036**	**376,142,752.00**	**100.00**	**6.96555**	**6.46155**	**356**	**3**	**184,745.95**	**80.09**	**98.79**	**648**

The information contained herein will be superseded by the description of the collateral contained in the prospectus supplement and, except in the case of the initial collateral information sheets, such information supersedes the information in all prior collateral information sheets. This report does not constitute a bid or offer by any person for any security or an undertaking by any person to provide or accept any such bid or offer. Each investor must determine for itself the appropriateness of any transaction in securities, including any related legal, tax and accounting considerations, and no recommendation is made herein as to any security or transaction. No assurance is given (x) as to the accuracy or completeness of any of the information set forth herein, or (y) that the prices indicated (i) constitute prices at which the securities listed could have been or may be purchased or sold in any market, (ii) have been confirmed by actual trades, (iii) reflect the value Bear Stearns assigns to any security while in its inventory, or (iv) take into account the size of any position in the securities listed. Spreads between bid and offer prices may vary significantly due to market volatility or illiquidity. All prices and other information relating to any security are subject to change without notice. Bear, Stearns & Co. Inc. and its affiliates and associated persons may have positions and conduct transactions in the securities covered by this report, and may solicit business from and perform services for the issuers of such securities or their affiliates.

Collateral Grouped by Original Combined Loan-to_Value Ratio

COMBO LTV	Count	Total CURRENT BALANCE	Pct of overall CURRENT BALANCE	Wtd Avg CURRENT GROSS COUPON	Wtd Avg CURRENT NET COUPON	Wtd Avg STATED REM TERM	Wtd Avg AGE	Avg CURRENT BALANCE	Wtd Avg LOAN TO VALUE	Wtd Avg COMBO LTV	Wtd Avg FICO SCORE
0.00 - 50.00	1	84,894.05	0.02	8.38000	7.87600	358	2	84,894.05	40.48	44.71	570
50.01 - 55.00	2	313,367.47	0.08	8.21435	7.71035	310	6	156,683.73	45.18	53.28	630
55.01 - 60.00	1	101,001.54	0.03	5.75000	5.24600	355	5	101,001.54	47.77	58.69	677
60.01 - 65.00	1	498,320.01	0.13	6.25000	5.74600	357	3	498,320.01	59.49	63.07	571
65.01 - 70.00	5	1,648,092.11	0.44	6.78502	6.28102	350	3	329,618.42	53.41	68.66	661
70.01 - 75.00	2	269,533.59	0.07	8.05631	7.55231	357	3	134,766.79	67.08	73.02	583
75.01 - 80.00	4	873,513.99	0.23	7.10387	6.59987	358	2	218,378.50	61.65	77.37	592
80.01 - 85.00	5	1,248,394.06	0.33	6.51964	6.01564	357	3	249,678.81	77.57	83.94	668
85.01 - 90.00	59	14,144,332.72	3.76	7.41662	6.91262	355	3	239,734.45	77.09	89.40	677
90.01 - 95.00	128	25,071,318.81	6.67	7.22680	6.72280	354	3	195,869.68	81.25	94.42	645
95.01 - 100.00	1,828	331,889,983.65	88.24	6.92782	6.42382	357	3	181,559.07	80.42	99.92	647
TOTAL	**2,036**	**376,142,752.00**	**100.00**	**6.96555**	**6.46155**	**356**	**3**	**184,745.95**	**80.09**	**98.79**	**648**

Collateral Grouped by Fico Score

FICO SCORE	Count	Total CURRENT BALANCE	Pct of overall CURRENT BALANCE	Avg CURRENT BALANCE	Wtd Avg CURRENT GROSS COUPON	Wtd Avg LOAN TO VALUE	Wtd Avg COMBO LTV	Wtd Avg FICO SCORE
500 - 519	6	499,998.00	0.13	83,333.00	9.08556	79.18	94.81	508
520 - 539	14	1,570,233.96	0.42	112,159.57	8.48124	82.71	96.95	530
540 - 559	18	1,627,843.88	0.43	90,435.77	8.67754	82.82	95.63	547
560 - 579	100	12,722,421.90	3.38	127,224.22	8.36849	80.86	96.19	571
580 - 599	252	36,015,118.33	9.57	142,917.14	7.16810	82.06	99.42	590
600 - 619	256	41,911,110.41	11.14	163,715.28	7.08991	80.59	98.89	610
620 - 639	371	68,303,407.27	18.16	184,106.22	6.96721	79.84	99.27	630
640 - 659	367	77,371,497.24	20.57	210,821.52	6.81035	79.63	99.08	649
660 - 679	287	61,630,722.22	16.38	214,741.19	6.89549	79.58	98.69	669
680 - 699	150	30,520,637.83	8.11	203,470.92	6.71378	79.61	98.45	689
700 - 719	86	17,907,670.36	4.76	208,228.73	6.59399	79.84	98.62	709
720 - 739	58	11,549,240.33	3.07	199,124.83	6.85323	79.79	98.90	728
740 - 759	32	6,172,728.95	1.64	192,897.78	6.76458	79.61	97.64	748
760 - 779	27	6,023,979.19	1.60	223,110.34	6.57666	81.28	97.11	768
780 - 799	11	2,254,875.89	0.60	204,988.72	6.46057	77.88	97.12	788
800 - 819	1	61,266.24	0.02	61,266.24	6.77500	75.00	100.00	807
TOTAL	**2,036**	**376,142,752.00**	**100.00**	**184,745.95**	**6.96555**	**80.09**	**98.79**	**648**

Collateral Grouped by Property Type

PROPTYPE	Count	Total CURRENT BALANCE	Pct of overall CURRENT BALANCE
2-4 Family	109	27,286,685.54	7.25
Condominium	138	25,876,196.86	6.88
PUD	392	74,424,715.81	19.79

The information contained herein will be superseded by the description of the collateral contained in the prospectus supplement and, except in the case of the initial collateral information sheets, such information supersedes the information in all prior collateral information sheets. This report does not constitute a bid or offer by any person for any security or an undertaking by any person to provide or accept any such bid or offer. Each investor must determine for itself the appropriateness of any transaction in securities, including any related legal, tax and accounting considerations, and no recommendation is made herein as to any security or transaction. No assurance is given (x) as to the accuracy or completeness of any of the information set forth herein, or (y) that the prices indicated (i) constitute prices at which the securities listed could have been or may be purchased or sold in any market, (ii) have been confirmed by actual trades, (iii) reflect the value Bear Stearns assigns to any security while in its inventory, or (iv) take into account the size of any position in the securities listed. Spreads between bid and offer prices may vary significantly due to market volatility or illiquidity. All prices and other information relating to any security are subject to change without notice. Bear, Stearns & Co. Inc. and its affiliates and associated persons may have positions and conduct transactions in the securities covered by this report, and may solicit business from and perform services for the issuers of such securities or their affiliates

Collateral Grouped by Property Type

PROPTYPE	Count	Total CURRENT BALANCE	Pct of overall CURRENT BALANCE
Single Family	1,396	248,423,393.10	66.04
Townhouse	1	131,760.69	0.04
TOTAL	2,036	376,142,752.00	100.00

Collateral Grouped by Occupancy Type

OCCTYPE	Count	Total CURRENT BALANCE	Pct of overall CURRENT BALANCE
Investor	78	12,740,907.65	3.39
Owner Occupied	1,955	362,636,244.35	96.41
Second Home	3	765,600.00	0.20
TOTAL	2,036	376,142,752.00	100.00

Collateral Grouped by Documentation Type

DOCTYPE	Count	Total CURRENT BALANCE	Pct of overall CURRENT BALANCE
Full/Alternative	1,137	190,597,823.33	50.67
Limited	10	2,227,499.83	0.59
Stated Income	889	183,317,428.84	48.74
TOTAL	2,036	376,142,752.00	100.00

Collateral Grouped by Back Ratio (DTI)

BACK RATIO	Count	Total CURRENT BALANCE	Pct of overall CURRENT BALANCE	Avg CURRENT BALANCE	Wtd Avg CURRENT GROSS COUPON	Wtd Avg LOAN TO VALUE	Wtd Avg COMBO LTV	Wtd Avg BACK RATIO
0.00 - 0.00	1	182,349.79	0.05	182,349.79	7.15000	80.00	100.00	0.00
5.01 - 10.00	4	1,530,995.37	0.41	382,748.84	6.77377	79.19	92.30	6.76
10.01 - 15.00	7	1,271,608.17	0.34	181,658.31	6.48638	80.00	99.51	12.60
15.01 - 20.00	10	1,275,141.94	0.34	127,514.19	7.19040	81.24	98.20	18.72
20.01 - 25.00	53	8,612,243.42	2.29	162,495.16	6.99938	80.32	99.51	22.41
25.01 - 30.00	106	14,914,801.75	3.97	140,705.68	7.08781	79.78	97.47	28.05
30.01 - 35.00	200	32,748,456.93	8.71	163,742.28	6.96725	79.23	98.41	32.95
35.01 - 40.00	349	61,649,631.91	16.39	176,646.51	7.01331	80.23	98.83	37.82
40.01 - 45.00	529	101,131,090.90	26.89	191,174.08	6.96650	80.06	99.07	42.80
45.01 - 50.00	651	127,601,711.72	33.92	196,008.77	6.99445	80.15	98.71	47.66
50.01 - 55.00	126	25,224,720.10	6.71	200,196.19	6.63592	80.86	99.38	52.53
TOTAL	2,036	376,142,752.00	100.00	184,745.95	6.96555	80.09	98.79	42.02

The information contained herein will be superseded by the description of the collateral contained in the prospectus supplement and, except in the case of the initial collateral information sheets, such information supersedes the information in all prior collateral information sheets. This report does not constitute a bid or offer by any person for any security or an undertaking by any person to provide or accept any such bid or offer. Each investor must determine for itself the appropriateness of any transaction in securities, including any related legal, tax and accounting considerations, and no recommendation is made herein as to any security or transaction. No assurance is given (x) as to the accuracy or completeness of any of the information set forth herein, or (y) that the prices indicated (i) constitute prices at which the securities listed could have been or may be purchased or sold in any market, (ii) have been confirmed by actual trades, (iii) reflect the value Bear Stearns assigns to any security while in its inventory, or (iv) take into account the size of any position in the securities listed. Spreads between bid and offer prices may vary significantly due to market volatility or illiquidity. All prices and other information relating to any security are subject to change without notice. Bear, Stearns & Co. Inc. and its affiliates and associated persons may have positions and conduct transactions in the securities covered by this report, and may solicit business from and perform services for the issuers of such securities or their affiliates.

Collateral Grouped by Loan Purpose

LOAN PURP	Count	Total CURRENT BALANCE	Pct of overall CURRENT BALANCE
Cash Out Refinance	273	54,296,900.13	14.44
Purchase	1,679	305,176,885.85	81.13
Rate/Term Refinance	84	16,668,966.02	4.43
TOTAL	**2,036**	**376,142,752.00**	**100.00**

Collateral Grouped by Lien

LIEN	Count	Total CURRENT BALANCE	Pct of overall CURRENT BALANCE	Avg CURRENT BALANCE	Wtd Avg CURRENT GROSS COUPON	Wtd Avg COMBO LTV	Wtd Avg FICO SCORE
First Lien	2,036	376,142,752.00	100.00	184,745.95	6.96555	98.79	648
TOTAL	**2,036**	**376,142,752.00**	**100.00**	**184,745.95**	**6.96555**	**98.79**	**648**

Collateral Grouped by Balloon Flag

BALLOON	Count	Total CURRENT BALANCE	Pct of overall CURRENT BALANCE
	2	350,080.38	0.09
No	2,031	375,610,079.96	99.86
Yes	3	182,591.66	0.05
TOTAL	**2,036**	**376,142,752.00**	**100.00**

Collateral Grouped by Prepay Penalty

PREPAY PP DESC	Count	Total CURRENT BALANCE	Pct of overall CURRENT BALANCE
No	**301**	**55,159,445.45**	**14.66**
No PP	301	55,159,445.45	14.66
Yes	**1,735**	**320,983,306.55**	**85.34**
1Y PP	57	14,204,603.41	3.78
2.5Y PP	8	1,590,670.10	0.42
2Y PP	1,272	240,207,890.95	63.86
3Y PP	389	63,558,731.25	16.90
6M PP	9	1,421,410.84	0.38
TOTAL	**2,036**	**376,142,752.00**	**100.00**

The information contained herein will be superseded by the description of the collateral contained in the prospectus supplement and, except in the case of the initial collateral information sheets, such information supersedes the information in all prior collateral information sheets. This report does not constitute a bid or offer by any person for any security or an undertaking by any person to provide or accept any such bid or offer. Each investor must determine for itself the appropriateness of any transaction in securities, including any related legal, tax and accounting considerations, and no recommendation is made herein as to any security or transaction. No assurance is given (x) as to the accuracy or completeness of any of the information set forth herein, or (y) that the prices indicated (i) constitute prices at which the securities listed could have been or may be purchased or sold in any market, (ii) have been confirmed by actual trades, (iii) reflect the value Bear Stearns assigns to any security while in its inventory, or (iv) take into account the size of any position in the securities listed. Spreads between bid and offer prices may vary significantly due to market volatility or illiquidity. All prices and other information relating to any security are subject to change without notice. Bear, Stearns & Co. Inc. and its affiliates and associated persons may have positions and conduct transactions in the securities covered by this report, and may solicit business from and perform services for the issuers of such securities or their affiliates.

Collateral Grouped by Geographic Distribution

STATE	Count	Total CURRENT BALANCE	Pct of overall CURRENT BALANCE
AK	3	410,177.00	0.11
AL	18	1,604,271.05	0.43
AR	3	258,771.81	0.07
AZ	122	19,579,182.03	5.21
CA	454	139,662,499.27	37.13
CO	71	13,688,477.83	3.64
CT	9	1,593,567.18	0.42
DC	7	2,163,138.38	0.58
DE	3	425,021.00	0.11
FL	155	26,791,135.85	7.12
GA	72	9,615,760.50	2.56
HI	1	510,824.02	0.14
IA	3	246,890.00	0.07
ID	12	1,746,663.74	0.46
IL	88	16,420,686.63	4.37
IN	36	3,467,126.13	0.92
KS	17	1,644,765.82	0.44
KY	23	2,666,391.81	0.71
LA	15	1,773,297.88	0.47
MA	14	3,776,254.37	1.00
MD	27	6,146,319.06	1.63
ME	1	187,600.00	0.05
MI	45	5,857,585.39	1.56
MN	43	8,431,966.68	2.24
MO	44	4,612,655.18	1.23
MS	14	1,357,665.79	0.36
MT	2	168,850.00	0.04
NC	36	4,263,916.84	1.13
ND	1	61,600.00	0.02
NE	2	168,598.56	0.04
NH	5	923,313.63	0.25
NJ	3	590,335.76	0.16
NM	3	454,630.62	0.12
NV	49	10,429,278.48	2.77
NY	14	2,970,924.96	0.79
OH	43	4,607,549.37	1.22
OK	18	1,821,418.78	0.48
OR	29	4,253,404.00	1.13
PA	21	2,853,199.86	0.76
RI	5	1,103,310.60	0.29
SC	10	993,798.08	0.26
TN	59	6,149,858.37	1.63
TX	301	36,894,923.58	9.81
UT	27	3,895,371.57	1.04
VA	38	7,377,882.65	1.96
WA	52	9,289,896.74	2.47

The information contained herein will be superseded by the description of the collateral contained in the prospectus supplement and, except in the case of the initial collateral information sheets, such information supersedes the information in all prior collateral information sheets. This report does not constitute a bid or offer by any person for any security or an undertaking by any person to provide or accept any such bid or offer. Each investor must determine for itself the appropriateness of any transaction in securities, including any related legal, tax and accounting considerations, and no recommendation is made herein as to any security or transaction. No assurance is given (x) as to the accuracy or completeness of any of the information set forth herein, or (y) that the prices indicated (i) constitute prices at which the securities listed could have been or may be purchased or sold in any market, (ii) have been confirmed by actual trades, (iii) reflect the value Bear Stearns assigns to any security while in its inventory, or (iv) take into account the size of any position in the securities listed. Spreads between bid and offer prices may vary significantly due to market volatility or illiquidity. All prices and other information relating to any security are subject to change without notice. Bear, Stearns & Co. Inc. and its affiliates and associated persons may have positions and conduct transactions in the securities covered by this report, and may solicit business from and perform services for the issuers of such securities or their affiliates.

Collateral Grouped by Geographic Distribution

STATE	Count	Total CURRENT BALANCE	Pct of overall CURRENT BALANCE
WI	15	1,953,993.31	0.52
WV	1	94,006.07	0.02
WY	2	183,995.77	0.05
TOTAL	2,036	376,142,752.00	100.00

Collateral Grouped by Margin

AM TYPE MARGIN	Count	Total CURRENT BALANCE	Pct of overall CURRENT BALANCE
ARMS	**1,784**	**339,367,096.44**	**90.22**
2.000 - 2.499	4	629,121.53	0.17
2.500 - 2.999	2	638,594.42	0.17
3.000 - 3.499	10	2,627,276.99	0.70
3.500 - 3.999	41	7,304,017.45	1.94
4.000 - 4.499	80	13,295,859.14	3.53
4.500 - 4.999	143	25,445,574.45	6.76
5.000 - 5.499	256	52,686,613.07	14.01
5.500 - 5.999	386	80,059,019.72	21.28
6.000 - 6.499	504	99,815,164.55	26.54
6.500 - 6.999	189	34,389,923.02	9.14
7.000 - 7.499	84	11,714,390.12	3.11
7.500 - 7.999	60	7,616,440.36	2.02
8.000 - 8.499	16	1,906,676.22	0.51
8.500 - 8.999	7	880,675.99	0.23
9.000 - 9.499	1	303,366.05	0.08
9.500 - 9.999	1	54,383.36	0.01
FIXED	**252**	**36,775,655.56**	**9.78**
0.000 - 0.499	252	36,775,655.56	9.78
TOTAL	**2,036**	**376,142,752.00**	**100.00**

Collateral Grouped by Index

INDEX	Count	Total CURRENT BALANCE	Pct of overall CURRENT BALANCE
1YR TRSRY-CMT	8	2,165,275.49	0.58
FIXED	249	36,593,063.90	9.73
FIXED-BALLOON	3	182,591.66	0.05
WSJ-6MLIBOR	1,776	337,201,820.95	89.65
TOTAL	**2,036**	**376,142,752.00**	**100.00**

The information contained herein will be superseded by the description of the collateral contained in the prospectus supplement and, except in the case of the initial collateral information sheets, such information supersedes the information in all prior collateral information sheets. This report does not constitute a bid or offer by any person for any security or an undertaking by any person to provide or accept any such bid or offer. Each investor must determine for itself the appropriateness of any transaction in securities, including any related legal, tax and accounting considerations, and no recommendation is made herein as to any security or transaction. No assurance is given (x) as to the accuracy or completeness of any of the information set forth herein, or (y) that the prices indicated (i) constitute prices at which the securities listed could have been or may be purchased or sold in any market, (ii) have been confirmed by actual trades, (iii) reflect the value Bear Stearns assigns to any security while in its inventory, or (iv) take into account the size of any position in the securities listed. Spreads between bid and offer prices may vary significantly due to market volatility or illiquidity. All prices and other information relating to any security are subject to change without notice. Bear, Stearns & Co. Inc. and its affiliates and associated persons may have positions and conduct transactions in the securities covered by this report, and may solicit business from and perform services for the issuers of such securities or their affiliates

Collateral Grouped by Product Type

PRODUCT	Count	Total CURRENT BALANCE	Pct of overall CURRENT BALANCE	Wtd Avg CURRENT GROSS COUPON	Wtd Avg CURRENT NET COUPON	Avg ORIGINAL BALANCE	Wtd Avg STATED ORIGINAL TERM	Wtd Avg STATED REM TERM	Wtd Avg AGE	Wtd Avg FICO SCORE	Wtd Avg BACK RATIO	Wtd Avg LOAN TO VALUE	Wtd Avg COMBO LTV	Wtd Avg MARGIN	Wtd Avg INIT RATE CAP	Wtd Avg PER RATE CAP	Wtd Avg GROSS LIFE CAP	Wtd Avg ROLL
6MLIBOR	10	1,552,254.34	0.41	6.67636	6.17236	155,304.20	360	359	1	630	41.69	80.99	99.23	6.06819	1.00000	1.00000	7.00000	5
6MLIBOR IO	1	363,200.00	0.10	7.75000	7.24600	363,200.00	360	357	3	647	44.90	80.00	100.00	2.75000	1.00000	1.00000	6.00000	3
BALLOON	3	182,591.66	0.05	7.58718	7.08318	60,933.33	180	178	2	655	41.85	80.00	100.00	0.00000	0.00000	0.00000	0.00000	0
FIXED	235	32,902,396.12	8.75	7.09528	6.59128	140,327.76	350	347	3	652	41.66	78.17	96.78	0.00000	0.00000	0.00000	0.00000	0
FIXED IO	14	3,690,667.78	0.98	6.63223	6.12823	263,688.21	360	357	3	678	40.85	80.00	99.00	0.00000	0.00000	0.00000	0.00000	0
LIBOR 2/6 ARM	845	120,924,829.34	32.15	7.18179	6.67779	143,376.43	360	357	3	632	42.00	80.94	99.07	5.74780	2.28706	1.07799	6.42376	21
LIBOR 2/6 ARM IO	729	176,800,013.46	47.00	6.82913	6.32513	242,538.11	360	357	3	656	42.02	79.88	98.94	5.72897	2.57106	1.12138	6.50231	21
LIBOR 3/6 ARM	58	8,551,620.93	2.27	6.96927	6.46527	147,739.69	360	357	3	643	42.53	80.23	99.60	6.04180	2.81165	1.07134	6.21075	33
LIBOR 3/6 ARM IO	117	25,642,724.07	6.82	6.80678	6.30278	219,180.85	360	358	2	657	42.93	79.98	98.73	6.23671	2.89196	1.03793	6.07913	34
LIBOR 5/6 ARM	3	706,861.40	0.19	6.21525	5.71125	235,693.33	360	359	1	694	40.47	80.00	98.48	4.37655	3.00000	1.00000	7.00000	59
LIBOR 5/6 ARM IO	13	2,660,317.41	0.71	6.94528	6.44128	204,689.08	360	356	4	649	46.73	79.42	99.08	6.19955	3.94760	1.47380	5.75685	56
TREAS. 5/1 ARM	1	135,580.49	0.04	6.95000	6.44600	135,920.00	360	357	3	646	39.70	80.00	95.00	6.25000	2.00000	2.00000	6.00000	57
TREAS. 5/1 ARM IO	7	2,029,695.00	0.54	6.77335	6.26935	289,956.43	360	357	3	663	36.17	80.49	96.99	6.18836	2.00000	2.00000	6.00000	57
TOTAL	**2,036**	**376,142,752.00**	**100.00**	**6.96555**	**6.46155**	**184,910.50**	**359**	**356**	**3**	**648**	**42.04**	**80.09**	**98.79**	**5.78412**	**2.49935**	**1.10578**	**6.42872**	**23**

Collateral Grouped by IO Term

IO PERIOD	Count	Total CURRENT BALANCE	Pct of overall CURRENT BALANCE
10 YEARS	110	29,722,978.34	7.90
2 YEARS	263	58,620,009.36	15.58
2.5 YEARS	3	1,187,200.00	0.32
3 YEARS	56	10,393,538.35	2.76
5 YEARS	448	111,103,015.48	29.54
6 MONTHS	1	159,876.19	0.04
NON-IO	1,155	164,956,134.28	43.85
TOTAL	**2,036**	**376,142,752.00**	**100.00**

The information contained herein will be superseded by the description of the collateral contained in the prospectus supplement and, except in the case of the initial collateral information sheets, such information supersedes the information in all prior collateral information sheets. This report does not constitute a bid or offer by any person for any security or an undertaking by any person to provide or accept any such bid or offer. Each investor must determine for itself the appropriateness of any transaction in securities, including any related legal, tax and accounting considerations, and no recommendation is made herein as to any security or transaction. No assurance is given (x) as to the accuracy or completeness of any of the information set forth herein, or (y) that the prices indicated (i) constitute prices at which the securities listed could have been or may be purchased or sold in any market, (ii) have been confirmed by actual trades, (iii) reflect the value Bear Stearns assigns to any security while in its inventory, or (iv) take into account the size of any position in the securities listed. Spreads between bid and offer prices may vary significantly due to market volatility or illiquidity. All prices and other information relating to any security are subject to change without notice. Bear, Stearns & Co. Inc. and its affiliates and associated persons may have positions and conduct transactions in the securities covered by this report, and may solicit business from and perform services for the issuers of such securities or their affiliates.

Levine, Shira P.

From: Durden, Robert R (Exchange) [rdurden@bear.com]
Sent: Wednesday, June 22, 2005 8:59 AM
To: Deitchman, Gerald (Exchange)
Cc: Levine, Shira P.
Subject: BSABS 2005-HE7 SILENT SECOND STRATS
Attachments: HE7{SIL_SEC}.pdf; Disclaimer.txt

38.14% of pool has silent seconds. CLTV of those loans = 98.79%. Let me know if you need more info.

The information contained herein will be supplemented by the description of the collateral contained in the prospectus supplement and, except in the case of the initial collateral information sheets, such information supersedes the information in all prior collateral information sheets.

Robert R. Durden
Fixed Income
Mortgage Finance
Bear, Stearns & Co. Inc.
383 Madison Avenue
New York, NY 10179
(212) 272-5714 Tel
(212) 272-5591 Fax

Deal Info	
Deal Name	BSABS 2005-HE7
Bloomberg Ticker:	
Asset Class:	Subprime
Issuer:	BEAR STEARNS
Trustee:	LA SALLE
Lead Manager(s)	BEAR STEARNS
Month:	
To Roll	24
Remaining Term	349
Remaining IO Term	21
% Interest Only	38.81

Cells in red font are calculations and should be left alone.
Please put averages in gray cells at the bottom of each bucket.

Master Servicer:
Backup Servicer:

Primary Servicer (s):	%	Name
1		
2		
3		
4		
5		
6		
7		
8		
9		
10		

Originator (s):	%	Name
1	18.36%	RESMAE
2	10.74%	MORTGAGE IT
3	9.22%	AAMES
4	8.10%	ACOUSTIC
5	7.91%	FIELDSTONE
6	7.31%	MILA
7	5.98%	LIBERTY AMERICAN
8	4.66%	FIRST HORIZON
9	4.39%	MORTGAGE LENDERS
10	3.26%	PLATINUM CAPITAL

Please fill out complete list of servicers and originators even if it is greater then ten

FICO BUCKET

	Deal Size			WA Loan	Weighted Average Collateral Characteristics									
FICO	# Loans	Balance	%	Balance	WAC	FICO	%LTV	% DTI	Primary	SF/PUD	Refi Cachout	Full Doc	Interest only	MI%
NA			0.00%											
=<500	6	611,072	0.06%	101,845	8.92%	500	70.63%	41.48%	100.00%	100.00%	100.00%	100.00%	0.00%	0.00%
>500 =<520	131	21,831,887	2.21%	166,656	8.28%	512	74.44%	42.53%	98.22%	92.72%	87.24%	72.13%	9.37%	0.00%
>520 =<540	273	49,683,479	5.04%	181,991	7.92%	531	76.40%	42.41%	96.22%	88.87%	84.43%	63.59%	7.23%	0.00%
>540 =<560	293	51,429,082	5.21%	175,526	7.78%	551	78.80%	41.07%	97.77%	90.68%	74.86%	67.72%	14.25%	0.00%
>560 =<580	415	68,037,146	6.90%	163,945	7.82%	571	80.25%	41.04%	98.31%	91.33%	62.01%	73.89%	22.31%	0.00%
>580 =<600	649	109,878,271	11.14%	169,304	7.39%	591	82.43%	41.67%	95.10%	90.26%	53.11%	73.97%	36.18%	0.00%
>600 =<620	659	117,204,750	11.88%	177,852	7.34%	611	82.33%	41.04%	95.96%	90.06%	48.14%	60.14%	42.98%	0.00%
>620 =<640	979	151,194,220	15.33%	154,437	7.37%	630	82.88%	41.23%	95.88%	88.31%	41.64%	50.90%	41.19%	0.00%
>640 =<660	874	150,528,627	15.26%	172,230	7.17%	650	82.21%	41.95%	92.41%	87.68%	36.91%	46.69%	48.74%	0.00%
>660 =<680	621	109,004,429	11.05%	175,530	7.10%	670	81.46%	41.40%	91.77%	84.38%	33.62%	40.03%	48.88%	0.00%
>680 =<700	381	65,315,338	6.62%	171,431	6.93%	690	81.45%	41.23%	84.68%	80.98%	35.42%	45.87%	50.08%	0.00%
>700 =<750	394	68,296,536	6.93%	173,341	6.95%	720	82.82%	40.26%	85.36%	76.16%	30.90%	40.19%	47.14%	0.00%
>750	132	23,189,052	2.35%	175,675	6.67%	771	81.21%	38.94%	84.01%	75.27%	23.27%	61.34%	45.79%	0.00%
TOTAL	5,807	986,203,889	100.00%	169,830	7.33%	629	81.45%	41.33%	93.41%	87.04%	46.83%	55.50%	38.81%	0.00%

FICO Mean: 628 Medi: 630 Standard Deviation: 55.65

LTV BUCKET

	Deal Size			WA Loan	Weighted Average Collateral Characteristics									
LTV	# Loans	Balance	%	Balance	WAC	FICO	%LTV	% DTI	Primary	SF/PUD	Refi Cachout	Full Doc	Interest only	MI%
=<50	120	14,863,517	1.51%	123,863	7.14%	615	42.51%	38.55%	92.28%	81.39%	86.05%	63.56%	15.75%	0.00%
>50 =<55	61	9,654,030	0.98%	158,263	6.90%	616	53.15%	38.34%	93.99%	85.70%	90.50%	60.09%	20.74%	0.00%
>55 =<60	107	18,131,550	1.84%	169,454	6.98%	603	57.82%	41.64%	90.49%	83.35%	89.86%	58.72%	19.59%	0.00%
>60 =<65	152	27,779,800	2.82%	182,762	7.02%	601	63.23%	39.95%	89.81%	85.01%	85.37%	58.54%	19.36%	0.00%
>65 =<70	199	34,276,940	3.48%	172,246	7.37%	597	68.71%	40.48%	89.56%	90.16%	82.62%	64.30%	25.52%	0.00%
>70 =<75	301	60,954,673	6.18%	202,507	7.09%	612	73.94%	40.80%	90.76%	84.71%	81.44%	55.53%	26.12%	0.00%
>75 =<80	2,404	462,335,110	46.88%	192,319	6.95%	641	79.78%	41.75%	95.40%	85.95%	30.80%	51.74%	51.28%	0.00%
>80 =<85	489	96,482,547	9.78%	197,306	7.43%	606	84.41%	41.84%	90.38%	86.82%	68.41%	55.57%	32.18%	0.00%
>85 =<90	694	135,108,586	13.70%	194,681	7.55%	614	89.66%	40.95%	89.75%	90.31%	55.52%	60.87%	35.14%	0.00%
>90 =<95	288	52,390,149	5.31%	181,910	7.97%	635	94.68%	40.56%	92.70%	89.06%	42.46%	58.13%	38.71%	0.00%
>95 <100	37	4,359,151	0.44%	117,815	8.82%	649	98.22%	42.43%	93.70%	91.40%	46.98%	52.53%	13.92%	0.00%
=>100	955	69,867,835	7.08%	73,160	9.28%	654	100.00%	41.46%	98.50%	90.03%	20.97%	59.38%	11.84%	0.00%
TOTAL	5,807	986,203,889	100.00%	169,830	7.33%	629	81.45%	41.33%	93.41%	87.04%	46.83%	55.50%	38.81%	0.00%

LTV Mean: 82.92 CL 89.52 Standard Deviation: 12.17 LTV =80: 41.15 % Silent Seconds: 38.14

DTI BUCKET													
	Deal Size			WA Loan	Weighted Average Collateral Characteristics								
DTI	# Loans	Balance	%	Balance	WAC	FICO	%LTV	% DTI	Primary	SF/PUD	Refi Cachout	Full Doc	Interest only
=<20	139	20,744,267	2.10%	149,239	7.26%	638	81.20%	14.18%	80.41%	83.71%	54.46%	77.89%	35.81%
>20 =<25	181	25,070,866	2.54%	138,513	7.37%	628	79.98%	22.75%	93.01%	88.21%	45.48%	65.74%	32.80%
>25 =<30	392	52,255,780	5.30%	133,306	7.31%	629	80.18%	27.87%	89.55%	88.80%	51.30%	64.07%	34.17%
>30 =<35	647	100,135,116	10.15%	154,768	7.34%	630	80.53%	32.84%	90.73%	89.84%	51.43%	58.39%	37.05%
>35 =<40	998	163,872,677	16.62%	164,201	7.36%	630	81.42%	37.76%	92.85%	88.68%	46.21%	50.69%	40.98%
>40 =<45	1,395	242,420,583	24.58%	173,778	7.35%	631	81.73%	42.79%	94.36%	87.39%	41.65%	47.10%	39.84%
>45 =<50	1,642	301,276,981	30.55%	183,482	7.37%	626	82.13%	47.68%	95.31%	85.00%	47.42%	52.92%	38.50%
>50 =<55	413	80,427,619	8.16%	194,740	7.10%	621	80.67%	52.57%	93.82%	86.10%	51.34%	82.13%	40.27%
TOTAL	5,807	986,203,889	100.00%	169,830	7.33%	629	81.45%	41.33%	93.41%	87.04%	46.83%	55.50%	38.81%

DTI Mean: 40.55 Medi: 42.3 Standard Deviation: 8.56

PURPOSE BUCKET													
	Deal Size			WA Loan	Weighted Average Collateral Characteristics								
Purpose	# Loans	Balance	%	Balance	WAC	FICO	%LTV	% DTI	Primary	SF/PUD	Refi Cachout	Full Doc	Interest only
Purchase	3,076	467,986,544	47.45%	152,141	7.43%	646	83.93%	41.57%	92.87%	85.66%	0.00%	48.27%	45.91%
Refi (Cash out)	2,376	461,865,070	46.83%	194,388	7.24%	611	78.89%	41.24%	93.69%	88.06%	100.00%	60.87%	31.87%
Refi (Rate Term)	355	56,352,276	5.71%	158,739	7.26%	627	81.89%	40.10%	95.55%	90.05%	0.00%	71.47%	36.71%
TOTAL	5,807	986,203,889	100.00%	169,830	7.33%	629	81.45%	41.33%	93.41%	87.04%	46.83%	55.50%	38.81%

OCCUPANCY BUCKET													
	Deal Size			WA Loan	Weighted Average Collateral Characteristics								
Occ Type	# Loans	Balance	%	Balance	WAC	FICO	%LTV	% DTI	Primary	SF/PUD	Refi Cachout	Full Doc	Interest only
Primary (OOC)	5,373	921,167,421	93.41%	171,444	7.31%	626	81.52%	41.53%	100.00%	88.91%	46.97%	55.80%	39.39%
Investment	394	56,156,852	5.69%	142,530	7.80%	662	80.29%	38.76%	0.00%	56.57%	46.18%	51.53%	31.41%
2nd / Vacation	40	8,879,617	0.90%	221,990	7.38%	648	82.29%	37.30%	0.00%	85.68%	36.26%	49.13%	25.67%
TOTAL	5,807	986,203,889	100.00%	169,830	7.33%	629	81.45%	41.33%	93.41%	87.04%	46.83%	55.50%	38.81%

DOCUMENTATION BUCKET													
	Deal Size			WA Loan	Weighted Average Collateral Characteristics								
Doc Type	# Loans	Balance	%	Balance	WAC	FICO	%LTV	% DTI	Primary	SF/PUD	Refi Cachout	Full Doc	Interest only
Full	3,295	528,963,180	53.64%	160,535	7.14%	619	81.42%	41.34%	93.85%	88.12%	51.33%		33.47%
Alternative	79	18,367,759	1.86%	232,503	6.96%	623	82.72%	38.33%	95.76%	89.79%	52.38%		51.67%
Limited	36	8,112,198	0.82%	225,339	7.19%	597	77.66%	37.13%	92.18%	88.92%	80.77%		9.60%
Stated	2,397	430,760,753	43.68%	179,708	7.59%	641	81.51%	41.53%	92.78%	85.55%	40.43%		45.36%
TOTAL	5,807	986,203,889	100.00%	169,830	7.33%	629	81.45%	41.33%	93.41%	87.04%	46.83%	0.00%	38.81%

PROPERTY BUCKET

Property Type	Deal Size			WA Loan	Weighted Average Collateral Characteristics								
	# Loans	Balance	%	Balance	WAC	FICO	%LTV	% DTI	Primary	SF/PUD	Refi Cachout	Full Doc	Interest only
Single Family	4,264	701,581,253	71.14%	164,536	7.33%	625	81.40%	41.07%	95.28%	100.00%	50.87%	55.66%	36.21%
PUD	856	156,764,551	15.90%	183,136	7.34%	631	82.66%	41.98%	96.02%	100.00%	31.77%	58.76%	46.52%
2-4 Unit	323	69,176,609	7.01%	214,169	7.38%	650	78.74%	42.11%	69.02%	0.00%	45.66%	50.64%	42.21%
Townhouse	4	365,384	0.04%	91,346	8.10%	609	84.44%	42.21%	67.50%	0.00%	67.50%	54.91%	0.00%
Condo	360	58,316,093	5.91%	161,989	7.32%	640	82.03%	41.79%	92.95%	0.00%	39.98%	50.57%	45.57%
TOTAL	5,807	986,203,889	100.00%	169,830	7.33%	629	81.45%	41.33%	93.41%	87.04%	46.83%	55.50%	38.81%

PRINCIPAL BUCKET

UPB	Deal Size			WA Loan	Weighted Average Collateral Characteristics								
	# Loans	Balance	%	Balance	WAC	FICO	%LTV	% DTI	Primary	SF/PUD	Refi Cachout	Full Doc	Interest only
=<50	570	19,203,849	1.95%	33,691	9.81%	644	90.90%	38.81%	92.96%	87.98%	28.20%	53.84%	0.42%
>50 =<75	734	46,330,270	4.70%	63,120	8.85%	631	85.84%	38.55%	86.92%	89.07%	30.75%	58.91%	2.44%
>75 =<100	675	59,409,945	6.02%	88,015	8.14%	622	82.90%	39.59%	90.81%	89.20%	33.74%	64.20%	10.11%
>100 =<125	610	68,800,339	6.98%	112,787	7.67%	621	81.70%	40.35%	92.90%	91.94%	35.47%	67.80%	18.13%
>125 =<150	539	74,153,883	7.52%	137,577	7.51%	622	81.39%	41.01%	93.33%	92.56%	36.77%	63.96%	23.87%
>150 =<200	865	150,216,354	15.23%	173,661	7.33%	622	79.91%	41.12%	93.38%	87.13%	49.24%	60.21%	29.93%
>200 =<250	578	129,616,773	13.14%	224,250	7.10%	629	80.89%	41.51%	93.32%	85.69%	49.94%	55.07%	43.25%
>250 =<300	441	120,873,805	12.26%	274,090	7.02%	629	80.44%	41.60%	95.84%	85.32%	55.23%	49.44%	52.26%
>300 =<350	270	87,470,254	8.87%	323,964	7.02%	623	81.50%	42.48%	94.15%	82.76%	55.24%	46.84%	52.85%
>350 =<400	229	86,184,648	8.74%	376,352	6.90%	638	81.15%	42.98%	93.08%	86.43%	49.99%	42.18%	57.26%
>400 =<450	124	52,871,359	5.36%	426,382	6.93%	641	82.05%	42.18%	97.59%	84.80%	46.49%	41.82%	55.63%
>450 =<500	89	42,658,630	4.33%	479,310	6.75%	637	81.15%	42.10%	94.27%	90.96%	48.45%	59.36%	58.65%
>500 =<600	58	31,723,597	3.22%	546,959	6.82%	639	81.35%	40.97%	89.98%	84.78%	51.62%	70.64%	60.49%
>600 =<700	20	12,833,758	1.30%	641,688	6.91%	638	79.25%	44.35%	100.00%	75.36%	69.87%	49.99%	75.22%
=>700	5	3,856,428	0.39%	771,286	6.98%	635	75.95%	42.08%	81.50%	81.50%	78.61%	60.11%	59.57%
TOTAL	5,807	986,203,889	100.00%	169,830	7.33%	629	81.45%	41.33%	93.41%	87.04%	46.83%	55.50%	38.81%

* In $1,000

Min 6,150 Max 845,888

State Concentration Bucket *

State*	Deal Size			WA Loan	Weighted Average Collateral Characteristics								
	# Loans	Balance	%	Balance	WAC	FICO	%LTV	% DTI	Primary	SF/PUD	Refi Cachout	Full Doc	Interest only
CA	1,485	380,512,604	38.58%	256,237	7.02%	632	79.87%	42.33%	95.56%	85.02%	52.45%	46.34%	56.51%
FL	517	78,870,842	8.00%	152,555	7.53%	630	81.38%	40.47%	89.32%	86.48%	44.37%	54.31%	25.19%
TX	707	69,921,680	7.09%	98,899	7.87%	629	82.40%	40.00%	90.41%	94.92%	20.33%	56.99%	12.20%
IL	257	41,757,511	4.23%	162,481	7.51%	630	83.42%	42.31%	95.50%	68.87%	44.64%	51.27%	22.44%
AZ	272	39,218,241	3.98%	144,185	7.35%	631	82.51%	40.56%	92.40%	97.39%	37.47%	62.69%	45.88%
NV	170	34,092,270	3.46%	200,543	7.01%	635	80.64%	40.85%	91.32%	94.44%	56.57%	54.42%	52.84%
VA	135	26,103,040	2.65%	193,356	7.36%	614	81.35%	41.63%	96.30%	89.90%	58.99%	68.23%	38.54%
CO	163	25,790,872	2.62%	158,226	7.17%	636	82.99%	39.43%	96.62%	91.27%	40.99%	63.05%	55.86%
WA	153	25,522,026	2.59%	166,811	7.16%	624	82.85%	40.26%	96.48%	94.67%	52.77%	64.98%	46.02%
MD	98	21,614,008	2.19%	220,551	7.14%	617	80.66%	41.83%	98.00%	89.47%	54.50%	63.52%	42.02%
GA	142	19,468,111	1.97%	137,099	8.16%	624	86.13%	42.17%	82.81%	99.14%	23.84%	56.78%	44.76%
NY	91	18,468,728	1.87%	202,953	7.44%	636	75.90%	41.83%	91.75%	64.33%	75.49%	55.25%	7.55%
NJ	67	16,074,362	1.63%	239,916	7.39%	626	81.80%	41.39%	91.25%	78.48%	62.94%	68.98%	26.89%
PA	128	15,798,236	1.60%	123,424	7.40%	616	85.47%	39.88%	93.17%	95.35%	51.49%	81.57%	4.85%
MN	91	15,780,820	1.60%	173,416	7.32%	636	82.67%	41.60%	88.12%	90.02%	49.66%	46.47%	36.98%
Other	1,331	157,210,538	15.94%	118,115	7.74%	620.004535	83.44%	40.28%	91.85%	87.49%	41.08%	67.95%	17.54%
TOTAL	5,807	986,203,889	100.00%	169,830	7.33%	629	81.45%	41.33%	93.41%	87.04%	46.83%	55.50%	38.81%

* Fill in top 15 states only, combine the remaining in the "Other" Bucket.

*Separate California into North and South if possible.

California Breakdown	Deal Size			WA Loan	Weighted Average Collateral Characteristics								
	# Loans	Balance	%	Balance	WAC	FICO	%LTV	% DTI	Primary	SF/PUD	Refi Cachout	Full Doc	Interest only
CA North	420	109,428,235	28.76%	260,543	7.06%	629	81.32%	42.23%	96.28%	91.46%	51.31%	46.60%	64.15%
CA South	1,065	271,084,369	71.24%	254,539	7.00%	634	79.29%	42.38%	95.27%	82.42%	52.90%	46.23%	53.43%
	1,485	380,512,604	100.00%										

FIXED / FLOATING (ii)

Type	Deal Size			WA Loan	Weighted Average Collateral Characteristics								
	# Loans	Balance	%	Balance	WAC	FICO	%LTV	% DTI	Primary	SF/PUD	Refi Cachout	Full Doc	Interest only
Fixed	1,281	160,921,152	16.32%	125,622	7.37%	639	76.76%	40.85%	92.33%	89.55%	66.94%	72.48%	0.00%
Fixed IO	35	8,427,916	0.85%	240,798	7.12%	670	81.27%	40.35%	100.00%	93.50%	50.17%	72.05%	100.00%
Balloon	547	29,183,532	2.96%	53,352	10.17%	664	99.48%	41.56%	99.64%	85.38%	13.43%	39.94%	0.00%
6M ARM	12	1,799,909	0.18%	149,992	6.87%	640	82.58%	41.49%	93.15%	100.00%	10.25%	57.65%	0.00%
2/28	2,246	373,418,395	37.86%	166,259	7.49%	607	82.15%	41.42%	92.16%	87.64%	48.33%	55.72%	0.00%
3/27	201	35,653,831	3.62%	177,382	7.34%	608	80.73%	40.11%	92.69%	87.16%	59.89%	61.60%	0.00%
5/25	8	2,036,086	0.21%	254,511	6.78%	654	84.61%	37.22%	80.80%	100.00%	46.59%	47.65%	0.00%
5/25 Treas	3	467,260	0.05%	155,753	7.09%	695	81.97%	37.07%	42.15%	42.15%	13.14%	100.00%	0.00%
6M ARM IO	10	3,666,402	0.37%	366,640	4.41%	700	75.96%	34.43%	94.69%	100.00%	70.27%	90.09%	100.00%
2/28 IO	1,185	304,839,007	30.91%	257,248	7.00%	642	81.40%	41.69%	94.64%	84.64%	36.34%	45.48%	100.00%
3/27 IO	248	58,374,638	5.92%	235,382	6.89%	644	82.30%	41.52%	94.18%	87.34%	45.12%	57.34%	100.00%
5/25 IO	21	4,701,567	0.48%	223,884	6.69%	657	75.71%	44.13%	100.00%	88.15%	50.84%	58.79%	100.00%
5/25 Treas. IO	10	2,714,195	0.28%	271,420	6.91%	657	82.47%	38.85%	100.00%	82.92%	31.85%	83.54%	100.00%
TOTAL	5,807	986,203,889	100.00%	169,830	7.33%	629	81.45%	41.33%	93.41%	87.04%	46.83%	55.50%	38.81%

List all loan types and separate the IO loans i.e. 2/28 and 2/28 IO should have separate rows.

LIEN BUCKET

Type	Deal Size			WA Loan	Weighted Average Collateral Characteristics								
	# Loans	Balance	%	Balance	WAC	FICO	%LTV	% DTI	Primary	SF/PUD	Refi Cachout	Full Doc	Interest only
First	5,054	948,319,112	96.16%	187,637	7.22%	627	80.74%	41.32%	93.16%	87.07%	48.07%	56.15%	40.28%
Second	753	37,884,777	3.84%	50,312	10.29%	664	99.40%	41.75%	99.49%	86.27%	15.75%	39.09%	1.90%
TOTAL	5,807	986,203,889	100.00%	169,830	7.33%	629	81.45%	41.33%	93.41%	87.04%	46.83%	55.50%	38.81%

PREPAYMENT BUCKET

Type	Deal Size			WA Loan	Weighted Average Collateral Characteristics								
	# Loans	Balance	%	Balance	WAC	FICO	%LTV	% DTI	Primary	SF/PUD	Refi Cachout	Full Doc	Interest only
None	1,291	178,292,422	18.08%	138,104	7.72%	632	83.00%	41.00%	91.63%	81.68%	46.08%	53.86%	28.06%
6 Months	24	2,581,542	0.26%	107,564	7.92%	642	87.73%	42.05%	87.64%	79.73%	18.90%	63.18%	27.04%
1 Year	194	44,482,861	4.51%	229,293	7.36%	629	78.34%	41.26%	89.18%	86.87%	62.10%	56.92%	37.59%
2 Year	2,960	542,047,377	54.96%	183,124	7.30%	624	82.27%	41.49%	94.40%	87.57%	40.22%	51.49%	46.25%
2.5 Year	34	5,857,177	0.59%	172,270	7.48%	622	86.26%	43.68%	89.45%	68.72%	49.71%	72.04%	75.19%
3 Year	1,301	212,414,296	21.54%	163,270	7.08%	636	78.52%	41.14%	93.59%	90.78%	61.27%	66.34%	28.34%
5 Year	3	528,213	0.05%	176,071	7.21%	596	80.39%	41.83%	26.00%	92.15%	100.00%	26.00%	0.00%
TOTAL	5,807	986,203,889	100.00%	169,830	7.33%	629	81.45%	41.33%	93.41%	87.04%	46.83%	55.50%	38.81%

INDEX BUCKET

Type	Deal Size			WA Loan	Weighted Average Collateral Characteristics								
	# Loans	Balance	%	Balance	WAC	FICO	%LTV	% DTI	Primary	SF/PUD	Refi Cachout	Full Doc	Interest only
Libor - 6 Month	3,931	784,489,835	99.60%	199,565	7.22%	624	81.74%	41.44%	93.33%	86.55%	43.99%	52.29%	47.37%
Treasury - 1 Year	13	3,181,455	0.40%	244,727	6.94%	662	82.40%	38.59%	91.50%	76.93%	29.10%	85.96%	85.31%
TOTAL	3,944	787,671,290	100.00%										

List all reset rates

Deal Coverage												
		Loan-to-Value (LTV)										
Percentage of the deal based on FICO and LTV buckets.*		=<55	>55 =<60	>60 =<65	>65 =<70	>70 =<75	>75 =<80	>80 =<85	>85 =<90	>90 =<95	>95 <100	=>100
FICO	NA											
	=<500	0	27.11	28.24	0	9.92	18.9	20.09	14.64	14.64	0	0
	>500 =<550	4.49	4.34	6.36	11.42	19.36	33.19	40.47	28.33	10.4	0.48	0
	>550 =<600	3.2	2.22	4.62	5.53	8.56	35.35	39.72	33.68	24.47	8.1	3.47
	>600 =<625	2.26	1.75	1.96	2.46	5.61	49.68	48.68	20.85	21.77	14.44	6.02
	>625 =<650	1.43	1.43	2.15	2.59	4.39	57.77	57.62	13.96	13.59	15.4	10.28
	>650 =<675	2.21	1.12	1.35	2.6	6.37	60.36	60.49	12.87	10.28	11.92	9.11
	>675 =<700	1.74	2.04	1.77	3	5.13	59.25	57.7	13.86	10.61	13.19	10.08
	>700 =<725	2.89	1.65	3.04	2.96	5.76	59.96	53.85	8.64	9.08	18.62	12.71
	>725 =<750	0.94	0	2.21	1.72	2.85	56.77	57.46	9.52	14.96	20.54	13.38
	>750 <800	3.66	0.61	3.09	1.76	11.14	47.12	51.41	16.64	15.19	10.54	6.54
	=>800	0	0	0	0	18.06	18.06	0	37.59	37.59	44.35	44.35

* This table should be filled out with the percentage of the deal corresponding to each cross LTV and FICO buckets

MI Coverage												
		Loan-to-Value (LTV)										
Percentage of MI coverage based on FICO and LTV buckets.*		=<55	>55 =<60	>60 =<65	>65 =<70	>70 =<75	>75 =<80	>80 =<85	>85 =<90	>90 =<95	>95 <100	=>100
FICO	NA											
	=<500											
	>500 =<550											
	>550 =<600											
	>600 =<625											
	>625 =<650											
	>650 =<675											
	>675 =<700											
	>700 =<725											
	>725 =<750											
	>750 <800											
	=>800											

* This table should be filled out with the percentage of MI corresponding to each cross LTV and FICO buckets

IO ONLY FICO BUCKET

	Deal Size			WA Loan	Weighted Average Collateral Characteristics								
Type	# Loans	Balance	%	Balance	WAC	FICO	%LTV	% DTI	Primary	SF/PUD	Refi Cachout	Full Doc	LTV =>80
NA			0.00%										
=<500			0.00%										
>500 =<520	9	2,045,557	0.53%	227,284	8.46%	512	68.63%	49.75%	100.00%	100.00%	76.49%	84.55%	0.00%
>520 =<540	18	3,594,523	0.94%	199,696	7.76%	533	82.15%	46.39%	96.64%	84.65%	75.43%	71.47%	47.49%
>540 =<560	28	7,328,473	1.91%	261,731	7.65%	550	79.01%	43.28%	94.50%	93.43%	69.95%	62.94%	59.94%
>560 =<580	63	15,180,731	3.97%	240,964	7.42%	572	80.65%	40.94%	98.94%	92.91%	76.82%	72.01%	47.48%
>580 =<600	165	39,750,442	10.39%	240,912	7.17%	591	82.54%	42.35%	98.04%	88.68%	57.99%	73.94%	45.74%
>600 =<620	207	50,376,094	13.16%	243,363	7.13%	611	81.97%	41.12%	97.45%	87.12%	51.80%	58.81%	32.23%
>620 =<640	242	62,270,840	16.27%	257,318	7.06%	630	82.36%	40.96%	98.68%	87.71%	39.53%	46.57%	26.93%
>640 =<660	287	73,370,829	19.17%	255,647	6.84%	650	80.78%	41.87%	95.05%	88.43%	30.15%	42.23%	21.08%
>660 =<680	196	53,279,423	13.92%	271,834	6.79%	670	80.57%	41.97%	95.16%	82.79%	24.97%	35.52%	18.91%
>680 =<700	128	32,711,564	8.55%	255,559	6.63%	690	81.17%	41.42%	85.14%	80.11%	25.25%	37.34%	19.82%
>700 =<750	125	32,196,993	8.41%	257,576	6.68%	720	81.93%	39.93%	88.56%	74.86%	22.68%	32.37%	22.50%
>750	41	10,618,256	2.77%	258,982	6.48%	770	81.93%	42.42%	84.94%	73.92%	12.92%	57.76%	36.88%
TOTAL	1,509	382,723,725	100.00%	253,627	6.96%	644	81.42%	41.58%	94.80%	85.43%	38.46%	48.74%	28.14%

IO ONLY PRINCIPAL BUCKET

	Deal Size			WA Loan	Weighted Average Collateral Characteristics								
UPB	# Loans	Balance	%	Balance	WAC	FICO	%LTV	% DTI	Primary	SF/PUD	Refi Cachout	Full Doc	LTV =>80
=<50	2	81,600	0.02%	40,800	9.37%	623	78.52%	48.07%	38.73%	100.00%	61.27%	61.27%	38.73%
>50 =<75	17	1,130,355	0.30%	66,492	7.89%	630	85.21%	41.28%	87.17%	82.40%	6.64%	84.26%	37.65%
>75 =<100	67	6,004,293	1.57%	89,616	7.62%	648	80.94%	40.16%	83.56%	85.07%	19.33%	62.73%	18.17%
>100 =<500	1,370	344,366,700	89.98%	251,363	6.95%	644	81.53%	41.57%	95.17%	85.63%	37.68%	47.23%	27.75%
>500 =<600	35	19,189,705	5.01%	548,277	6.84%	652	81.29%	41.02%	89.08%	83.01%	42.86%	68.60%	31.19%
>600 =<700	15	9,653,790	2.52%	643,586	7.02%	652	78.80%	44.58%	100.00%	80.03%	66.68%	46.62%	40.01%
=>700	3	2,297,282	0.60%	765,761	6.76%	628	76.14%	38.53%	100.00%	100.00%	64.09%	64.09%	31.44%
TOTAL	1,509	382,723,725	100.00%	253,627	6.96%	644	81.42%	41.58%	94.80%	85.43%	38.46%	48.74%	28.14%

** In $1,000*

BSABS 2005-HE7 {SILENT SECONDS}

Collateral Grouped by Product Type

PRODUCT	Count	Total CURRENT BALANCE	Pct of overall CURRENT BALANCE	Wtd Avg CURRENT GROSS COUPON	Wtd Avg CURRENT NET COUPON	Avg ORIGINAL BALANCE	Wtd Avg STATED ORIGINAL TERM	Wtd Avg STATED REM TERM	Wtd Avg AGE	Wtd Avg FICO SCORE	Wtd Avg BACK RATIO	Wtd Avg LOAN TO VALUE	Wtd Avg COMBO LTV	Wtd Avg MARGIN	Wtd Avg INIT RATE CAP	Wtd Avg PER RATE CAP	Wtd Avg GROSS LIFE CAP	Wtd Avg ROLL
6MLIBOR	10	1,552,254.34	0.41	6.67636	6.17236	155,304.20	360	359	1	630	41.69	80.99	80.99	6.06819	1.00000	1.00000	7.00000	5
6MLIBOR IO	1	363,200.00	0.10	7.75000	7.24600	363,200.00	360	357	3	647	44.90	80.00	80.00	2.75000	1.00000	1.00000	6.00000	3
BALLOON	3	182,591.66	0.05	7.58718	7.08318	60,933.33	180	178	2	655	41.85	80.00	80.00	0.00000	0.00000	0.00000	0.00000	0
FIXED	235	32,902,396.12	8.75	7.09528	6.59128	140,327.76	350	347	3	652	41.66	78.17	78.17	0.00000	0.00000	0.00000	0.00000	0
FIXED IO	14	3,690,667.78	0.98	6.63223	6.12823	263,688.21	360	357	3	678	40.85	80.00	80.00	0.00000	0.00000	0.00000	0.00000	0
LIBOR 2/6 ARM	845	120,924,829.34	32.15	7.18179	6.67779	143,376.43	360	357	3	632	42.00	80.94	80.94	5.74780	2.28706	1.07799	6.42376	21
LIBOR 2/6 ARM IO	729	176,800,013.46	47.00	6.82913	6.32513	242,538.11	360	357	3	656	42.02	79.88	79.88	5.72897	2.57106	1.12138	6.50231	21
LIBOR 3/6 ARM	58	8,551,620.93	2.27	6.96927	6.46527	147,739.69	360	357	3	643	42.53	80.23	80.23	6.04180	2.81165	1.07134	6.21075	33
LIBOR 3/6 ARM IO	117	25,642,724.07	6.82	6.80678	6.30278	219,180.85	360	358	2	657	42.93	79.98	79.98	6.23671	2.89196	1.03793	6.07913	34
LIBOR 5/6 ARM	3	706,861.40	0.19	6.21525	5.71125	235,693.33	360	359	1	694	40.47	80.00	80.00	4.37655	3.00000	1.00000	7.00000	59
LIBOR 5/6 ARM IO	13	2,660,317.41	0.71	6.94528	6.44128	204,689.08	360	356	4	649	46.73	79.42	79.42	6.19955	3.94760	1.47380	5.75685	56
TREAS. 5/1 ARM	1	135,580.49	0.04	6.95000	6.44600	135,920.00	360	357	3	646	39.70	80.00	80.00	6.25000	2.00000	2.00000	6.00000	57
TREAS. 5/1 ARM IO	7	2,029,695.00	0.54	6.77335	6.26935	289,956.43	360	357	3	663	36.17	80.49	80.49	6.18836	2.00000	2.00000	6.00000	57
TOTAL	**2,036**	**376,142,752.00**	**100.00**	**6.96555**	**6.46155**	**184,910.50**	**359**	**356**	**3**	**648**	**42.04**	**80.09**	**80.09**	**5.78412**	**2.49935**	**1.10578**	**6.42872**	**23**

Collateral Grouped by Current Balance

CURRENT BALANCE	Count	Total CURRENT BALANCE	Pct of overall CURRENT BALANCE	Wtd Avg CURRENT GROSS COUPON	Wtd Avg CURRENT NET COUPON	Wtd Avg STATED REM TERM	Wtd Avg AGE	Avg CURRENT BALANCE	Wtd Avg LOAN TO VALUE	Wtd Avg COMBO LTV	Wtd Avg FICO SCORE
0.00 - 49,999.99	13	597,674.92	0.16	7.6615	7.1575	357	3	45,974.99	74.46	74.46	622
50,000.00 - 99,999.99	456	35,661,685.09	9.48	7.6350	7.1310	354	2	78,205.45	79.96	79.96	629
100,000.00 - 149,999.99	545	66,969,676.60	17.80	7.2449	6.7409	356	2	122,880.14	80.75	80.75	635
150,000.00 - 199,999.99	323	55,703,147.30	14.81	7.0232	6.5192	356	3	172,455.56	80.44	80.44	643
200,000.00 - 249,999.99	229	51,354,029.26	13.65	6.8822	6.3782	356	3	224,253.40	80.23	80.23	650
250,000.00 - 299,999.99	163	44,436,152.57	11.81	6.7461	6.2421	357	3	272,614.43	80.14	80.14	654
300,000.00 - 349,999.99	104	33,546,505.12	8.92	6.7744	6.2704	357	3	322,562.55	80.22	80.22	655
350,000.00 - 399,999.99	88	32,937,267.46	8.76	6.5860	6.0820	357	3	374,287.13	79.51	79.51	662
400,000.00 - 449,999.99	51	21,653,191.99	5.76	6.6633	6.1593	357	3	424,572.39	80.04	80.04	662
450,000.00 - 499,999.99	32	15,172,740.11	4.03	6.7353	6.2313	357	3	474,148.13	79.18	79.18	646
500,000.00 - 549,999.99	16	8,277,334.94	2.20	7.1149	6.6109	357	3	517,333.43	79.20	79.20	668
550,000.00 - 599,999.99	8	4,566,796.85	1.21	6.1591	5.6551	357	3	570,849.61	80.95	80.95	659
600,000.00 - 649,999.99	5	3,141,549.79	0.84	6.4745	5.9705	357	3	628,309.96	78.95	78.95	705
650,000.00 - 699,999.99	2	1,300,000.00	0.35	7.3750	6.8710	359	1	650,000.00	64.88	64.88	645
800,000.00 - 849,999.99	1	825,000.00	0.22	7.2500	6.7460	358	2	825,000.00	71.74	71.74	617
TOTAL	**2,036**	**376,142,752.00**	**100.00**	**6.9656**	**6.4616**	**356**	**3**	**184,745.95**	**80.09**	**80.09**	**648**

Collateral Grouped by Current Gross Coupon

CURRENT GROSS COUPON	Count	Total CURRENT BALANCE	Pct of overall CURRENT BALANCE	Wtd Avg CURRENT GROSS COUPON	Wtd Avg CURRENT NET COUPON	Wtd Avg STATED REM TERM	Wtd Avg AGE	Min CURRENT GROSS COUPON	Max CURRENT GROSS COUPON	Avg CURRENT BALANCE	Wtd Avg LOAN TO VALUE	Wtd Avg COMBO LTV	Wtd Avg FICO SCORE
4.250 - 4.499	1	100,392	0.03	4.4000	3.8960	359	1	4.4000	4.4000	100,392	80.00	80.00	784
4.750 - 4.999	1	356,000	0.09	4.8750	4.3710	355	5	4.8750	4.8750	356,000	80.00	80.00	695

The information contained herein will be superseded by the description of the collateral contained in the prospectus supplement and, except in the case of the initial collateral information sheets, such information supersedes the information in all prior collateral information sheets. This report does not constitute a bid or offer by any person for any security or an undertaking by any person to provide or accept any such bid or offer. Each investor must determine for itself the appropriateness of any transaction in securities, including any related legal, tax and accounting considerations, and no recommendation is made herein as to any security or transaction. No assurance is given (x) as to the accuracy or completeness of any of the information set forth herein, or (y) that the prices indicated (i) constitute prices at which the securities listed could have been or may be purchased or sold in any market, (ii) have been confirmed by actual trades, (iii) reflect the value Bear Stearns assigns to any security while in its inventory, or (iv) take into account the size of any position in the securities listed. Spreads between bid and offer prices may vary significantly due to market volatility or illiquidity. All prices and other information relating to any security are subject to change without notice. Bear, Stearns & Co. Inc. and its affiliates and associated persons may have positions and conduct transactions in the securities covered by this report, and may solicit business from and perform services for the issuers of

Collateral Grouped by Current Gross Coupon

CURRENT GROSS COUPON	Count	Total CURRENT BALANCE	Pct of overall CURRENT BALANCE	Wtd Avg CURRENT GROSS COUPON	Wtd Avg CURRENT NET COUPON	Wtd Avg STATED REM TERM	Wtd Avg AGE	Min CURRENT GROSS COUPON	Max CURRENT GROSS COUPON	Avg CURRENT BALANCE	Wtd Avg LOAN TO VALUE	Wtd Avg COMBO LTV	Wtd Avg FICO SCORE
5.000 - 5.249	5	1,237,644	0.33	5.1366	4.6326	356	4	5.1250	5.1500	247,529	79.79	79.79	683
5.250 - 5.499	16	4,396,050	1.17	5.3590	4.8550	357	3	5.2500	5.4700	274,753	79.89	79.89	667
5.500 - 5.749	32	8,696,949	2.31	5.5956	5.0916	357	3	5.5000	5.7300	271,780	79.93	79.93	656
5.750 - 5.999	96	22,023,224	5.86	5.8781	5.3741	357	3	5.7500	5.9900	229,409	79.62	79.62	666
6.000 - 6.249	101	21,547,276	5.73	6.1076	5.6036	357	3	6.0000	6.2400	213,339	79.49	79.49	660
6.250 - 6.499	204	43,754,095	11.63	6.3537	5.8497	357	3	6.2500	6.4900	214,481	79.69	79.69	652
6.500 - 6.749	249	55,586,824	14.78	6.5901	6.0861	357	3	6.5000	6.7400	223,240	80.02	80.02	656
6.750 - 6.999	336	67,604,134	17.97	6.8804	6.3764	356	3	6.7500	6.9900	201,203	79.60	79.60	652
7.000 - 7.249	164	29,563,600	7.86	7.1100	6.6060	355	3	7.0000	7.2400	180,266	80.10	80.10	647
7.250 - 7.499	195	33,292,875	8.85	7.3516	6.8476	356	3	7.2500	7.4990	170,733	80.41	80.41	638
7.500 - 7.749	166	27,644,843	7.35	7.5941	7.0901	356	3	7.5000	7.7400	166,535	80.39	80.39	650
7.750 - 7.999	149	21,551,786	5.73	7.8708	7.3668	356	2	7.7500	7.9990	144,643	80.80	80.80	640
8.000 - 8.249	77	8,976,877	2.39	8.1176	7.6136	351	2	8.0000	8.2400	116,583	81.23	81.23	634
8.250 - 8.499	83	10,510,781	2.79	8.3692	7.8652	358	2	8.2500	8.4900	126,636	81.51	81.51	623
8.500 - 8.749	76	9,717,814	2.58	8.6144	8.1104	358	2	8.5000	8.7400	127,866	81.50	81.50	613
8.750 - 8.999	25	3,129,432	0.83	8.8496	8.3456	358	2	8.7500	8.9900	125,177	79.44	79.44	609
9.000 - 9.249	14	2,079,823	0.55	9.0918	8.5878	342	2	9.0000	9.2400	148,559	85.11	85.11	580
9.250 - 9.499	8	1,102,427	0.29	9.3117	8.8077	358	2	9.2500	9.4500	137,803	79.83	79.83	595
9.500 - 9.749	12	889,189	0.24	9.6117	9.1077	344	2	9.5000	9.7000	74,099	80.80	80.80	563
9.750 - 9.999	11	1,140,327	0.30	9.8846	9.3806	358	2	9.7500	9.9920	103,666	79.23	79.23	561
10.000 - 10.249	3	264,528	0.07	10.0608	9.5568	356	4	10.0000	10.1500	88,176	85.24	85.24	544
10.250 - 10.499	5	436,243	0.12	10.3071	9.8031	330	1	10.2500	10.4800	87,249	78.04	78.04	559
10.500 - 10.749	4	355,782	0.09	10.5986	10.0946	358	2	10.5500	10.7000	88,945	80.00	80.00	571
10.750 - 10.999	1	67,076	0.02	10.9000	10.3960	356	4	10.9000	10.9000	67,076	85.00	85.00	539
11.250 - 11.499	1	62,379	0.02	11.3500	10.8460	359	1	11.3500	11.3500	62,379	80.00	80.00	578
11.500 - 11.749	1	54,383	0.01	11.7000	11.1960	359	1	11.7000	11.7000	54,383	80.00	80.00	571
TOTAL	**2,036**	**376,142,752**	**100.00**	**6.9656**	**6.4616**	**356**	**3**	**4.4000**	**11.7000**	**184,746**	**80.09**	**80.09**	**648**

Collateral Grouped by Original Loan-to-Value Ratio

LOAN TO VALUE	Count	Total CURRENT BALANCE	Pct of overall CURRENT BALANCE	Wtd Avg CURRENT GROSS COUPON	Wtd Avg CURRENT NET COUPON	Wtd Avg STATED REM TERM	Wtd Avg AGE	Avg CURRENT BALANCE	Wtd Avg LOAN TO VALUE	Wtd Avg COMBO LTV	Wtd Avg FICO SCORE
0.01 - 50.00	5	757,518.62	0.20	7.27854	6.77454	342	3	151,503.72	44.18	44.18	620
50.01 - 55.00	2	765,195.88	0.20	6.93946	6.43546	340	2	382,597.94	52.94	52.94	671
55.01 - 60.00	4	1,396,152.99	0.37	6.40002	5.89602	357	3	349,038.25	58.34	58.34	625
60.01 - 65.00	6	1,420,900.43	0.38	7.98257	7.47857	357	3	236,816.74	62.64	62.64	649
65.01 - 70.00	23	2,585,353.55	0.69	7.68449	7.18049	337	3	112,406.68	69.13	69.13	637
70.01 - 75.00	43	6,656,518.53	1.77	6.92863	6.42463	350	3	154,802.76	73.73	73.73	666
75.01 - 80.00	1,758	331,201,310.19	88.05	6.88752	6.38352	357	3	188,396.65	79.93	79.93	651
80.01 - 85.00	79	14,338,889.97	3.81	7.53292	7.02892	357	3	181,504.94	84.46	84.46	632
85.01 - 90.00	112	16,440,828.29	4.37	7.85124	7.34724	355	3	146,793.11	89.63	89.63	603
90.01 - 95.00	4	580,083.55	0.15	8.10880	7.60480	357	3	145,020.89	95.00	95.00	612
TOTAL	**2,036**	**376,142,752.00**	**100.00**	**6.96555**	**6.46155**	**356**	**3**	**184,745.95**	**80.09**	**80.09**	**648**

The information contained herein will be superseded by the description of the collateral contained in the prospectus supplement and, except in the case of the initial collateral information sheets, such information supersedes the information in all prior collateral information sheets. This report does not constitute a bid or offer by any person for any security or an undertaking by any person to provide or accept any such bid or offer. Each investor must determine for itself the appropriateness of any transaction in securities, including any related legal, tax and accounting considerations, and no recommendation is made herein as to any security or transaction. No assurance is given (x) as to the accuracy or completeness of any of the information set forth herein, or (y) that the prices indicated (i) constitute prices at which the securities listed could have been or may be purchased or sold in any market, (ii) have been confirmed by actual trades, (iii) reflect the value Bear Stearns assigns to any security while in its inventory, or (iv) take into account the size of any position in the securities listed. Spreads between bid and offer prices may vary significantly due to market volatility or illiquidity. All prices and other information relating to any security are subject to change without notice. Bear, Stearns & Co. Inc. and its affiliates and associated persons may have positions and conduct transactions in the securities covered by this report, and may solicit business from and perform services for the issuers of such securities or their affiliates.

Collateral Grouped by Original Combined Loan-to_Value Ratio

COMBO LTV	Count	Total CURRENT BALANCE	Pct of overall CURRENT BALANCE	Wtd Avg CURRENT GROSS COUPON	Wtd Avg CURRENT NET COUPON	Wtd Avg STATED REM TERM	Wtd Avg AGE	Avg CURRENT BALANCE	Wtd Avg LOAN TO VALUE	Wtd Avg COMBO LTV	Wtd Avg FICO SCORE
0.00 - 50.00	5	757,518.62	0.20	7.27854	6.77454	342	3	151,503.72	44.18	44.18	620
50.01 - 55.00	2	765,195.88	0.20	6.93946	6.43546	340	2	382,597.94	52.94	52.94	671
55.01 - 60.00	4	1,396,152.99	0.37	6.40002	5.89602	357	3	349,038.25	58.34	58.34	625
60.01 - 65.00	6	1,420,900.43	0.38	7.98257	7.47857	357	3	236,816.74	62.64	62.64	649
65.01 - 70.00	23	2,585,353.55	0.69	7.68449	7.18049	337	3	112,406.68	69.13	69.13	637
70.01 - 75.00	43	6,656,518.53	1.77	6.92863	6.42463	350	3	154,802.76	73.73	73.73	666
75.01 - 80.00	1,758	331,201,310.19	88.05	6.88752	6.38352	357	3	188,396.65	79.93	79.93	651
80.01 - 85.00	79	14,338,889.97	3.81	7.53292	7.02892	357	3	181,504.94	84.46	84.46	632
85.01 - 90.00	112	16,440,828.29	4.37	7.85124	7.34724	355	3	146,793.11	89.63	89.63	603
90.01 - 95.00	4	580,083.55	0.15	8.10880	7.60480	357	3	145,020.89	95.00	95.00	612
TOTAL	**2,036**	**376,142,752.00**	**100.00**	**6.96555**	**6.46155**	**356**	**3**	**184,745.95**	**80.09**	**80.09**	**648**

Collateral Grouped by Fico Score

FICO SCORE	Count	Total CURRENT BALANCE	Pct of overall CURRENT BALANCE	Avg CURRENT BALANCE	Wtd Avg CURRENT GROSS COUPON	Wtd Avg LOAN TO VALUE	Wtd Avg COMBO LTV	Wtd Avg FICO SCORE
500 - 519	6	499,998.00	0.13	83,333.00	9.08556	79.18	79.18	508
520 - 539	14	1,570,233.96	0.42	112,159.57	8.48124	82.71	82.71	530
540 - 559	18	1,627,843.88	0.43	90,435.77	8.67754	82.82	82.82	547
560 - 579	100	12,722,421.90	3.38	127,224.22	8.36849	80.86	80.86	571
580 - 599	252	36,015,118.33	9.57	142,917.14	7.16810	82.06	82.06	590
600 - 619	256	41,911,110.41	11.14	163,715.28	7.08991	80.59	80.59	610
620 - 639	371	68,303,407.27	18.16	184,106.22	6.96721	79.84	79.84	630
640 - 659	367	77,371,497.24	20.57	210,821.52	6.81035	79.63	79.63	649
660 - 679	287	61,630,722.22	16.38	214,741.19	6.89549	79.58	79.58	669
680 - 699	150	30,520,637.83	8.11	203,470.92	6.71378	79.61	79.61	689
700 - 719	86	17,907,670.36	4.76	208,228.73	6.59399	79.84	79.84	709
720 - 739	58	11,549,240.33	3.07	199,124.83	6.85323	79.79	79.79	728
740 - 759	32	6,172,728.95	1.64	192,897.78	6.76458	79.61	79.61	748
760 - 779	27	6,023,979.19	1.60	223,110.34	6.57666	81.28	81.28	768
780 - 799	11	2,254,875.89	0.60	204,988.72	6.46057	77.88	77.88	788
800 - 819	1	61,266.24	0.02	61,266.24	6.77500	75.00	75.00	807
TOTAL	**2,036**	**376,142,752.00**	**100.00**	**184,745.95**	**6.96555**	**80.09**	**80.09**	**648**

Collateral Grouped by Property Type

PROPTYPE	Count	Total CURRENT BALANCE	Pct of overall CURRENT BALANCE
2-4 Family	109	27,286,685.54	7.25
Condominium	138	25,876,196.86	6.88
PUD	392	74,424,715.81	19.79
Single Family	1,396	248,423,393.10	66.04

The information contained herein will be superseded by the description of the collateral contained in the prospectus supplement and, except in the case of the initial collateral information sheets, such information supersedes the information in all prior collateral information sheets. This report does not constitute a bid or offer by any person for any security or an undertaking by any person to provide or accept any such bid or offer. Each investor must determine for itself the appropriateness of any transaction in securities, including any related legal, tax and accounting considerations, and no recommendation is made herein as to any security or transaction. No assurance is given (x) as to the accuracy or completeness of any of the information set forth herein, or (y) that the prices indicated (i) constitute prices at which the securities listed could have been or may be purchased or sold in any market, (ii) have been confirmed by actual trades, (iii) reflect the value Bear Stearns assigns to any security while in its inventory, or (iv) take into account the size of any position in the securities listed. Spreads between bid and offer prices may vary significantly due to market volatility or illiquidity. All prices and other information relating to any security are subject to change without notice. Bear, Stearns & Co. Inc. and its affiliates and associated persons may have positions and conduct transactions in the securities covered by this report, and may solicit business from and perform services for the issuers of such securities or their affiliates

Collateral Grouped by Property Type			
PROPTYPE	Count	Total CURRENT BALANCE	Pct of overall CURRENT BALANCE
Townhouse	1	131,760.69	0.04
TOTAL	**2,036**	**376,142,752.00**	**100.00**

Collateral Grouped by Occupancy Type			
OCCTYPE	Count	Total CURRENT BALANCE	Pct of overall CURRENT BALANCE
Investor	78	12,740,907.65	3.39
Owner Occupied	1,955	362,636,244.35	96.41
Second Home	3	765,600.00	0.20
TOTAL	**2,036**	**376,142,752.00**	**100.00**

Collateral Grouped by Documentation Type			
DOCTYPE	Count	Total CURRENT BALANCE	Pct of overall CURRENT BALANCE
Full/Alternative	1,137	190,597,823.33	50.67
Limited	10	2,227,499.83	0.59
Stated Income	889	183,317,428.84	48.74
TOTAL	**2,036**	**376,142,752.00**	**100.00**

Collateral Grouped by Back Ratio (DTI)								
BACK RATIO	Count	Total CURRENT BALANCE	Pct of overall CURRENT BALANCE	Avg CURRENT BALANCE	Wtd Avg CURRENT GROSS COUPON	Wtd Avg LOAN TO VALUE	Wtd Avg COMBO LTV	Wtd Avg BACK RATIO
0.00 - 0.00	1	182,349.79	0.05	182,349.79	7.15000	80.00	80.00	0.00
5.01 - 10.00	4	1,530,995.37	0.41	382,748.84	6.77377	79.19	79.19	6.76
10.01 - 15.00	7	1,271,608.17	0.34	181,658.31	6.48638	80.00	80.00	12.60
15.01 - 20.00	10	1,275,141.94	0.34	127,514.19	7.19040	81.24	81.24	18.72
20.01 - 25.00	53	8,612,243.42	2.29	162,495.16	6.99938	80.32	80.32	22.41
25.01 - 30.00	106	14,914,801.75	3.97	140,705.68	7.08781	79.78	79.78	28.05
30.01 - 35.00	200	32,748,456.93	8.71	163,742.28	6.96725	79.23	79.23	32.95
35.01 - 40.00	349	61,649,631.91	16.39	176,646.51	7.01331	80.23	80.23	37.82
40.01 - 45.00	*529*	*101,131,090.90*	*26.89*	*191,174.08*	6.96650	*80.06*	*80.06*	42.80
45.01 - 50.00	651	127,601,711.72	33.92	196,008.77	6.99445	80.15	80.15	47.66
50.01 - 55.00	126	25,224,720.10	6.71	200,196.19	6.63592	80.86	80.86	52.53
TOTAL	**2,036**	**376,142,752.00**	**100.00**	**184,745.95**	**6.96555**	**80.09**	**80.09**	**42.02**

The information contained herein will be superseded by the description of the collateral contained in the prospectus supplement and, except in the case of the initial collateral information sheets, such information supersedes the information in all prior collateral information sheets. This report does not constitute a bid or offer by any person for any security or an undertaking by any person to provide or accept any such bid or offer. Each investor must determine for itself the appropriateness of any transaction in securities, including any related legal, tax and accounting considerations, and no recommendation is made herein as to any security or transaction. No assurance is given (x) as to the accuracy or completeness of any of the information set forth herein, or (y) that the prices indicated (i) constitute prices at which the securities listed could have been or may be purchased or sold in any market, (ii) have been confirmed by actual trades, (iii) reflect the value Bear Stearns assigns to any security while in its inventory, or (iv) take into account the size of any position in the securities listed. Spreads between bid and offer prices may vary significantly due to market volatility or illiquidity. All prices and other information relating to any security are subject to change without notice. Bear, Stearns & Co. Inc. and its affiliates and associated persons may have positions and conduct transactions in the securities covered by this report, and may solicit business from and perform services for the issuers of such securities or their affiliates

Collateral Grouped by Loan Purpose

LOAN PURP	Count	Total CURRENT BALANCE	Pct of overall CURRENT BALANCE
Cash Out Refinance	273	54,296,900.13	14.44
Purchase	1,679	305,176,885.85	81.13
Rate/Term Refinance	84	16,668,966.02	4.43
TOTAL	**2,036**	**376,142,752.00**	**100.00**

Collateral Grouped by Lien

LIEN	Count	Total CURRENT BALANCE	Pct of overall CURRENT BALANCE	Avg CURRENT BALANCE	Wtd Avg CURRENT GROSS COUPON	Wtd Avg COMBO LTV	Wtd Avg FICO SCORE
First Lien	2,036	376,142,752.00	100.00	184,745.95	6.96555	80.09	648
TOTAL	**2,036**	**376,142,752.00**	**100.00**	**184,745.95**	**6.96555**	**80.09**	**648**

Collateral Grouped by Balloon Flag

BALLOON	Count	Total CURRENT BALANCE	Pct of overall CURRENT BALANCE
	2	350,080.38	0.09
No	2,031	375,610,079.96	99.86
Yes	3	182,591.66	0.05
TOTAL	**2,036**	**376,142,752.00**	**100.00**

Collateral Grouped by Prepay Penalty

PREPAY PP DESC	Count	Total CURRENT BALANCE	Pct of overall CURRENT BALANCE
No	**301**	**55,159,445.45**	**14.66**
No PP	301	55,159,445.45	14.66
Yes	**1,735**	**320,983,306.55**	**85.34**
1Y PP	57	14,204,603.41	3.78
2.5Y PP	8	1,590,670.10	0.42
2Y PP	1,272	240,207,890.95	63.86
3Y PP	389	63,558,731.25	16.90
6M PP	9	1,421,410.84	0.38
TOTAL	**2,036**	**376,142,752.00**	**100.00**

The information contained herein will be superseded by the description of the collateral contained in the prospectus supplement and, except in the case of the initial collateral information sheets, such information supersedes the information in all prior collateral information sheets. This report does not constitute a bid or offer by any person for any security or an undertaking by any person to provide or accept any such bid or offer. Each investor must determine for itself the appropriateness of any transaction in securities, including any related legal, tax and accounting considerations, and no recommendation is made herein as to any security or transaction. No assurance is given (x) as to the accuracy or completeness of any of the information set forth herein, or (y) that the prices indicated (i) constitute prices at which the securities listed could have been or may be purchased or sold in any market, (ii) have been confirmed by actual trades, (iii) reflect the value Bear Stearns assigns to any security while in its inventory, or (iv) take into account the size of any position in the securities listed. Spreads between bid and offer prices may vary significantly due to market volatility or illiquidity. All prices and other information relating to any security are subject to change without notice. Bear, Stearns & Co. Inc. and its affiliates and associated persons may have positions and conduct transactions in the securities covered by this report, and may solicit business from and perform services for the issuers of such securities or their affiliates

Collateral Grouped by Geographic Distribution

STATE	Count	Total CURRENT BALANCE	Pct of overall CURRENT BALANCE
AK	3	410,177.00	0.11
AL	18	1,604,271.05	0.43
AR	3	258,771.81	0.07
AZ	122	19,579,182.03	5.21
CA	454	139,662,499.27	37.13
CO	71	13,688,477.83	3.64
CT	9	1,593,567.18	0.42
DC	7	2,163,138.38	0.58
DE	3	425,021.00	0.11
FL	155	26,791,135.85	7.12
GA	72	9,615,760.50	2.56
HI	1	510,824.02	0.14
IA	3	246,890.00	0.07
ID	12	1,746,663.74	0.46
IL	88	16,420,686.63	4.37
IN	36	3,467,126.13	0.92
KS	17	1,644,765.82	0.44
KY	23	2,666,391.81	0.71
LA	15	1,773,297.88	0.47
MA	14	3,776,254.37	1.00
MD	27	6,146,319.06	1.63
ME	1	187,600.00	0.05
MI	45	5,857,585.39	1.56
MN	43	8,431,966.68	2.24
MO	44	4,612,655.18	1.23
MS	14	1,357,665.79	0.36
MT	2	168,850.00	0.04
NC	36	4,263,916.84	1.13
ND	1	61,600.00	0.02
NE	2	168,598.56	0.04
NH	5	923,313.63	0.25
NJ	3	590,335.76	0.16
NM	3	454,630.62	0.12
NV	49	10,429,278.48	2.77
NY	14	2,970,924.96	0.79
OH	43	4,607,549.37	1.22
OK	18	1,821,418.78	0.48
OR	29	4,253,404.00	1.13
PA	21	2,853,199.86	0.76
RI	5	1,103,310.60	0.29
SC	10	993,798.08	0.26
TN	59	6,149,858.37	1.63
TX	301	36,894,923.58	9.81
UT	27	3,895,371.57	1.04
VA	38	7,377,882.65	1.96
WA	52	9,289,896.74	2.47

The information contained herein will be superseded by the description of the collateral contained in the prospectus supplement and, except in the case of the initial collateral information sheets, such information supersedes the information in all prior collateral information sheets. This report does not constitute a bid or offer by any person for any security or an undertaking by any person to provide or accept any such bid or offer. Each investor must determine for itself the appropriateness of any transaction in securities, including any related legal, tax and accounting considerations, and no recommendation is made herein as to any security or transaction. No assurance is given (x) as to the accuracy or completeness of any of the information set forth herein, or (y) that the prices indicated (i) constitute prices at which the securities listed could have been or may be purchased or sold in any market, (ii) have been confirmed by actual trades, (iii) reflect the value Bear Stearns assigns to any security while in its inventory, or (iv) take into account the size of any position in the securities listed. Spreads between bid and offer prices may vary significantly due to market volatility or illiquidity. All prices and other information relating to any security are subject to change without notice. Bear, Stearns & Co. Inc. and its affiliates and associated persons may have positions and conduct transactions in the securities covered by this report, and may solicit business from and perform services for the issuers of such securities or their affiliates.

Collateral Grouped by Geographic Distribution

STATE	Count	Total CURRENT BALANCE	Pct of overall CURRENT BALANCE
WI	15	1,953,993.31	0.52
WV	1	94,006.07	0.02
WY	2	183,995.77	0.05
TOTAL	**2,036**	**376,142,752.00**	**100.00**

Collateral Grouped by Margin

AM TYPE MARGIN	Count	Total CURRENT BALANCE	Pct of overall CURRENT BALANCE
ARMS	**1,784**	**339,367,096.44**	**90.22**
2.000 - 2.499	4	629,121.53	0.17
2.500 - 2.999	2	638,594.42	0.17
3.000 - 3.499	10	2,627,276.99	0.70
3.500 - 3.999	41	7,304,017.45	1.94
4.000 - 4.499	80	13,295,859.14	3.53
4.500 - 4.999	143	25,445,574.45	6.76
5.000 - 5.499	256	52,686,613.07	14.01
5.500 - 5.999	386	80,059,019.72	21.28
6.000 - 6.499	504	99,815,164.55	26.54
6.500 - 6.999	189	34,389,923.02	9.14
7.000 - 7.499	84	11,714,390.12	3.11
7.500 - 7.999	60	7,616,440.36	2.02
8.000 - 8.499	16	1,906,676.22	0.51
8.500 - 8.999	7	880,675.99	0.23
9.000 - 9.499	1	303,366.05	0.08
9.500 - 9.999	1	54,383.36	0.01
FIXED	**252**	**36,775,655.56**	**9.78**
0.000 - 0.499	252	36,775,655.56	9.78
TOTAL	**2,036**	**376,142,752.00**	**100.00**

Collateral Grouped by Index

INDEX	Count	Total CURRENT BALANCE	Pct of overall CURRENT BALANCE
1YR TRSRY-CMT	8	2,165,275.49	0.58
FIXED	249	36,593,063.90	9.73
FIXED-BALLOON	3	182,591.66	0.05
WSJ-6MLIBOR	1,776	337,201,820.95	89.65
TOTAL	**2,036**	**376,142,752.00**	**100.00**

The information contained herein will be superseded by the description of the collateral contained in the prospectus supplement and, except in the case of the initial collateral information sheets, such information supersedes the information in all prior collateral information sheets. This report does not constitute a bid or offer by any person for any security or an undertaking by any person to provide or accept any such bid or offer. Each investor must determine for itself the appropriateness of any transaction in securities, including any related legal, tax and accounting considerations, and no recommendation is made herein as to any security or transaction. No assurance is given (x) as to the accuracy or completeness of any of the information set forth herein, or (y) that the prices indicated (i) constitute prices at which the securities listed could have been or may be purchased or sold in any market, (ii) have been confirmed by actual trades, (iii) reflect the value Bear Stearns assigns to any security while in its inventory, or (iv) take into account the size of any position in the securities listed. Spreads between bid and offer prices may vary significantly due to market volatility or illiquidity. All prices and other information relating to any security are subject to change without notice. Bear, Stearns & Co. Inc. and its affiliates and associated persons may have positions and conduct transactions in the securities covered by this report, and may solicit business from and perform services for the issuers of such securities or their affiliates.

Collateral Grouped by Product Type

PRODUCT	Count	Total CURRENT BALANCE	Pct of overall CURRENT BALANCE	Wtd Avg CURRENT GROSS COUPON	Wtd Avg CURRENT NET COUPON	Avg ORIGINAL BALANCE	Wtd Avg STATED ORIGINAL TERM	Wtd Avg STATED REM TERM	Wtd Avg AGE	Wtd Avg FICO SCORE	Wtd Avg BACK RATIO	Wtd Avg LOAN TO VALUE	Wtd Avg COMBO LTV	Wtd Avg MARGIN	Wtd Avg INIT RATE CAP	Wtd Avg PER RATE CAP	Wtd Avg GROSS LIFE CAP	Wtd Avg ROLL
6MLIBOR	10	1,552,254.34	0.41	6.67636	6.17236	155,304.20	360	359	1	630	41.69	80.99	80.99	6.06819	1.00000	1.00000	7.00000	5
6MLIBOR IO	1	363,200.00	0.10	7.75000	7.24600	363,200.00	360	357	3	647	44.90	80.00	80.00	2.75000	1.00000	1.00000	6.00000	3
BALLOON	3	182,591.66	0.05	7.58718	7.08318	60,933.33	180	178	2	655	41.85	80.00	80.00	0.00000	0.00000	0.00000	0.00000	0
FIXED	235	32,902,396.12	8.75	7.09528	6.59128	140,327.76	350	347	3	652	41.66	78.17	78.17	0.00000	0.00000	0.00000	0.00000	0
FIXED IO	14	3,690,667.78	0.98	6.63223	6.12823	263,688.21	360	357	3	678	40.85	80.00	80.00	0.00000	0.00000	0.00000	0.00000	0
LIBOR 2/6 ARM	845	120,924,829.34	32.15	7.18179	6.67779	143,376.43	360	357	3	632	42.00	80.94	80.94	5.74780	2.28706	1.07799	6.42376	21
LIBOR 2/6 ARM IO	729	176,800,013.46	47.00	6.82913	6.32513	242,538.11	360	357	3	656	42.02	79.88	79.88	5.72897	2.57106	1.12138	6.50231	21
LIBOR 3/6 ARM	58	8,551,620.93	2.27	6.96927	6.46527	147,739.69	360	357	3	643	42.53	80.23	80.23	6.04180	2.81165	1.07134	6.21075	33
LIBOR 3/6 ARM IO	117	25,642,724.07	6.82	6.80678	6.30278	219,180.85	360	358	2	657	42.93	79.98	79.98	6.23671	2.89196	1.03793	6.07913	34
LIBOR 5/6 ARM	3	706,861.40	0.19	6.21525	5.71125	235,693.33	360	359	1	694	40.47	80.00	80.00	4.37655	3.00000	1.00000	7.00000	59
LIBOR 5/6 ARM IO	13	2,660,317.41	0.71	6.94528	6.44128	204,689.08	360	356	4	649	46.73	79.42	79.42	6.19955	3.94760	1.47380	5.75685	56
TREAS. 5/1 ARM	1	135,580.49	0.04	6.95000	6.44600	135,920.00	360	357	3	646	39.70	80.00	80.00	6.25000	2.00000	2.00000	6.00000	57
TREAS. 5/1 ARM IO	7	2,029,695.00	0.54	6.77335	6.26935	289,956.43	360	357	3	663	36.17	80.49	80.49	6.18836	2.00000	2.00000	6.00000	57
TOTAL	2,036	376,142,752.00	100.00	6.96555	6.46155	184,910.50	359	356	3	648	42.04	80.09	80.09	5.78412	2.49935	1.10578	6.42872	23

Collateral Grouped by IO Term

IO PERIOD	Count	Total CURRENT BALANCE	Pct of overall CURRENT BALANCE
10 YEARS	110	29,722,978.34	7.90
2 YEARS	263	58,620,009.36	15.58
2.5 YEARS	3	1,187,200.00	0.32
3 YEARS	56	10,393,538.35	2.76
5 YEARS	448	111,103,015.48	29.54
6 MONTHS	1	159,876.19	0.04
NON-IO	1,155	164,956,134.28	43.85
TOTAL	2,036	376,142,752.00	100.00

The information contained herein will be superseded by the description of the collateral contained in the prospectus supplement and, except in the case of the initial collateral information sheets, such information supersedes the information in all prior collateral information sheets. This report does not constitute a bid or offer by any person for any security or an undertaking by any person to provide or accept any such bid or offer. Each investor must determine for itself the appropriateness of any transaction in securities, including any related legal, tax and accounting considerations, and no recommendation is made herein as to any security or transaction. No assurance is given (x) as to the accuracy or completeness of any of the information set forth herein, or (y) that the prices indicated (i) constitute prices at which the securities listed could have been or may be purchased or sold in any market, (ii) have been confirmed by actual trades, (iii) reflect the value Bear Stearns assigns to any security while in its inventory, or (iv) take into account the size of any position in the securities listed. Spreads between bid and offer prices may vary significantly due to market volatility or illiquidity. All prices and other information relating to any security are subject to change without notice. Bear, Stearns & Co. Inc. and its affiliates and associated persons may have positions and conduct transactions in the securities covered by this report, and may solicit business from and perform services for the issuers of such securities or their affiliates.

Collateral Grouped by Product Type

PRODUCT	Count	Total CURRENT BALANCE	Pct of overall CURRENT BALANCE	Wtd Avg CURRENT GROSS COUPON	Wtd Avg CURRENT NET COUPON	Avg ORIGINAL BALANCE	Wtd Avg STATED ORIGINAL TERM	Wtd Avg STATED REM TERM	Wtd Avg AGE	Wtd Avg FICO SCORE	Wtd Avg BACK RATIO	Wtd Avg LOAN TO VALUE	Wtd Avg COMBO LTV	Wtd Avg MARGIN	Wtd Avg INIT RATE CAP	Wtd Avg PER RATE CAP	Wtd Avg GROSS LIFE CAP	Wtd Avg ROLL
BALLOON	542	28,836,333.58	76.12	10.20103	9.69703	53,335.77	180	177	3	664	41.70	19.91	99.78	0.00000	0.00000	0.00000	0.00000	0
FIXED	205	8,328,843.82	21.98	10.51155	10.00755	40,695.27	287	285	2	662	42.09	19.75	98.78	0.00000	0.00000	0.00000	0.00000	0
FIXED IO	6	719,600.00	1.90	11.18218	10.67818	119,933.33	360	359	1	660	41.92	19.98	91.57	0.00000	0.00000	0.00000	0.00000	0
TOTAL	**753**	**37,884,777.40**	**100.00**	**10.28793**	**9.78393**	**50,425.13**	**207**	**204**	**3**	**664**	**41.79**	**19.87**	**99.40**	**0.00000**	**0.00000**	**0.00000**	**0.00000**	**0**

Collateral Grouped by Current Balance

CURRENT BALANCE	Count	Total CURRENT BALANCE	Pct of overall CURRENT BALANCE	Wtd Avg CURRENT GROSS COUPON	Wtd Avg CURRENT NET COUPON	Wtd Avg STATED REM TERM	Wtd Avg AGE	Avg CURRENT BALANCE	Wtd Avg LOAN TO VALUE	Wtd Avg COMBO LTV	Wtd Avg FICO SCORE
0.00 - 49,999.99	427	13,237,038.74	34.94	10.3042	9.8002	207	2	31,000.09	19.77	99.60	662
50,000.00 - 99,999.99	285	19,730,040.81	52.08	10.2630	9.7590	196	3	69,228.21	19.89	99.48	664
100,000.00 - 149,999.99	38	4,348,147.85	11.48	10.2232	9.7192	214	3	114,424.94	19.87	99.80	665
150,000.00 - 199,999.99	1	169,550.00	0.45	10.4000	9.8960	359	1	169,550.00	25.71	100.00	665
200,000.00 - 249,999.99	2	400,000.00	1.06	11.6375	11.1335	359	1	200,000.00	19.96	84.84	661
TOTAL	**753**	**37,884,777.40**	**100.00**	**10.2879**	**9.7839**	**204**	**3**	**50,311.79**	**19.87**	**99.40**	**664**

Collateral Grouped by Current Gross Coupon

CURRENT GROSS COUPON	Count	Total CURRENT BALANCE	Pct of overall CURRENT BALANCE	Wtd Avg CURRENT GROSS COUPON	Wtd Avg CURRENT NET COUPON	Wtd Avg STATED REM TERM	Wtd Avg AGE	Min CURRENT GROSS COUPON	Max CURRENT GROSS COUPON	Avg CURRENT BALANCE	Wtd Avg LOAN TO VALUE	Wtd Avg COMBO LTV	Wtd Avg FICO SCORE
6.000 - 6.249	2	46,465	0.12	6.0000	5.4960	179	1	6.0000	6.0000	23,232	8.25	86.32	725
7.250 - 7.499	1	18,695	0.05	7.2500	6.7460	239	1	7.2500	7.2500	18,695	9.27	83.43	688
7.500 - 7.749	1	58,246	0.15	7.6250	7.1210	239	1	7.6250	7.6250	58,246	15.00	95.00	696
8.250 - 8.499	2	132,356	0.35	8.4184	7.9144	177	3	8.2500	8.4800	66,178	20.00	100.00	708
8.500 - 8.749	11	696,706	1.84	8.5478	8.0438	194	2	8.5000	8.6700	63,337	20.05	95.36	713
8.750 - 8.999	27	1,254,128	3.31	8.9420	8.4380	179	3	8.7500	8.9900	46,449	19.75	99.64	691
9.000 - 9.249	13	460,445	1.22	9.1613	8.6573	257	2	9.0000	9.2400	35,419	19.74	100.00	665
9.250 - 9.499	30	1,451,299	3.83	9.3530	8.8490	216	2	9.2500	9.4900	48,377	19.47	98.35	690
9.500 - 9.749	49	2,527,731	6.67	9.5694	9.0654	182	3	9.5000	9.7400	51,586	19.90	99.19	668
9.750 - 9.999	190	10,018,962	26.45	9.9078	9.4038	195	3	9.7500	9.9900	52,731	19.91	99.78	671
10.000 - 10.249	63	2,508,312	6.62	10.1284	9.6244	205	2	10.0000	10.2400	39,814	20.07	99.51	661
10.250 - 10.499	73	4,019,632	10.61	10.3510	9.8470	203	3	10.2500	10.4900	55,063	20.03	99.72	661
10.500 - 10.749	62	2,902,453	7.66	10.5592	10.0552	200	2	10.5000	10.7400	46,814	19.86	99.79	657
10.750 - 10.999	111	6,216,341	16.41	10.8894	10.3854	201	3	10.7500	10.9900	56,003	19.98	99.92	650
11.000 - 11.249	38	1,701,707	4.49	11.0802	10.5762	206	2	11.0000	11.2400	44,782	19.90	99.78	656
11.250 - 11.499	48	1,939,090	5.12	11.4349	10.9309	230	1	11.2500	11.4900	40,398	19.30	96.46	647
11.500 - 11.749	8	373,078	0.98	11.5000	10.9960	177	3	11.5000	11.5000	46,635	19.07	99.07	646
11.750 - 11.999	21	1,452,067	3.83	11.9344	11.4304	295	2	11.8000	11.9900	69,146	20.46	99.95	639
12.250 - 12.499	1	31,600	0.08	12.2500	11.7460	358	2	12.2500	12.2500	31,600	20.00	100.00	627
12.750 - 12.999	2	75,465	0.20	12.9713	12.4673	206	2	12.9500	12.9900	37,732	20.00	100.00	643

The information contained herein will be superseded by the description of the collateral contained in the prospectus supplement and, except in the case of the initial collateral information sheets, such information supersedes the information in all prior collateral information sheets. This report does not constitute a bid or offer by any person for any security or an undertaking by any person to provide or accept any such bid or offer. Each investor must determine for itself the appropriateness of any transaction in securities, including any related legal, tax and accounting considerations, and no recommendation is made herein as to any security or transaction. No assurance is given (x) as to the accuracy or completeness of any of the information set forth herein, or (y) that the prices indicated (i) constitute prices at which the securities listed could have been or may be purchased or sold in any market, (ii) have been confirmed by actual trades, (iii) reflect the value Bear Stearns assigns to any security while in its inventory, or (iv) take into account the size of any position in the securities listed. Spreads between bid and offer prices may vary significantly due to market volatility or illiquidity. All prices and other information relating to any security are subject to change without notice. Bear, Stearns & Co. Inc. and its affiliates and associated persons may have positions and conduct transactions in the securities covered by this report, and may solicit business from and perform services for the issuers of such securities or their affiliates.

BSABS 2005-HE7 {SECOND LIENS}

Collateral Grouped by Current Gross Coupon

CURRENT GROSS COUPON	Count	Total CURRENT BALANCE	Pct of overall CURRENT BALANCE	Wtd Avg CURRENT GROSS COUPON	Wtd Avg CURRENT NET COUPON	Wtd Avg STATED REM TERM	Wtd Avg AGE	Min CURRENT GROSS COUPON	Max CURRENT GROSS COUPON	Avg CURRENT BALANCE	Wtd Avg LOAN TO VALUE	Wtd Avg COMBO LTV	Wtd Avg FICO SCORE
TOTAL	753	37,884,777	100.00	10.2879	9.7839	204	3	6.0000	12.9900	50,312	19.87	99.40	664

Collateral Grouped by Original Loan-to-Value Ratio

LOAN TO VALUE	Count	Total CURRENT BALANCE	Pct of overall CURRENT BALANCE	Wtd Avg CURRENT GROSS COUPON	Wtd Avg CURRENT NET COUPON	Wtd Avg STATED REM TERM	Wtd Avg AGE	Avg CURRENT BALANCE	Wtd Avg LOAN TO VALUE	Wtd Avg COMBO LTV	Wtd Avg FICO SCORE
0.01 - 50.00	753	37,884,777.40	100.00	10.28793	9.78393	204	3	50,311.79	19.87	99.40	664
TOTAL	753	37,884,777.40	100.00	10.28793	9.78393	204	3	50,311.79	19.87	99.40	664

Collateral Grouped by Original Combined Loan-to_Value Ratio

COMBO LTV	Count	Total CURRENT BALANCE	Pct of overall CURRENT BALANCE	Wtd Avg CURRENT GROSS COUPON	Wtd Avg CURRENT NET COUPON	Wtd Avg STATED REM TERM	Wtd Avg AGE	Avg CURRENT BALANCE	Wtd Avg LOAN TO VALUE	Wtd Avg COMBO LTV	Wtd Avg FICO SCORE
65.01 - 70.00	1	200,000.00	0.53	11.32500	10.82100	359	1	200,000.00	16.39	69.67	696
75.01 - 80.00	2	152,412.08	0.40	9.17684	8.67284	211	3	76,206.04	14.75	79.30	676
80.01 - 85.00	8	318,012.05	0.84	8.96544	8.46144	197	2	39,751.51	19.49	83.12	657
85.01 - 90.00	6	237,040.22	0.63	9.99806	9.49406	192	3	39,506.70	13.36	89.55	668
90.01 - 95.00	23	797,181.97	2.10	9.82074	9.31674	199	2	34,660.09	14.88	94.67	668
95.01 - 100.00	713	36,180,131.08	95.50	10.31070	9.80670	204	3	50,743.52	20.07	99.96	663
TOTAL	753	37,884,777.40	100.00	10.28793	9.78393	204	3	50,311.79	19.87	99.40	664

Collateral Grouped by Fico Score

FICO SCORE	Count	Total CURRENT BALANCE	Pct of overall CURRENT BALANCE	Avg CURRENT BALANCE	Wtd Avg CURRENT GROSS COUPON	Wtd Avg LOAN TO VALUE	Wtd Avg COMBO LTV	Wtd Avg FICO SCORE
620 - 639	214	9,898,301.49	26.13	46,253.75	10.58020	19.90	99.42	630
640 - 659	214	11,151,736.65	29.44	52,110.92	10.53228	19.87	99.76	649
660 - 679	135	6,873,343.16	18.14	50,913.65	10.23585	20.00	99.74	670
680 - 699	83	4,630,144.00	12.22	55,784.87	9.85854	19.78	97.98	689
700 - 719	47	2,561,161.67	6.76	54,492.80	9.65984	19.67	98.96	709
720 - 739	28	1,493,619.81	3.94	53,343.56	9.65013	19.98	100.00	727
740 - 759	15	618,875.88	1.63	41,258.39	9.81183	20.16	100.00	749
760 - 779	11	476,864.08	1.26	43,351.28	9.60722	18.81	98.97	764
780 - 799	5	160,284.55	0.42	32,056.91	9.78779	20.00	100.00	789
800 - 819	1	20,446.11	0.05	20,446.11	9.75000	25.00	100.00	807
TOTAL	753	37,884,777.40	100.00	50,311.79	10.28793	19.87	99.40	664

The information contained herein will be superseded by the description of the collateral contained in the prospectus supplement and, except in the case of the initial collateral information sheets, such information supersedes the information in all prior collateral information sheets. This report does not constitute a bid or offer by any person for any security or an undertaking by any person to provide or accept any such bid or offer. Each investor must determine for itself the appropriateness of any transaction in securities, including any related legal, tax and accounting considerations, and no recommendation is made herein as to any security or transaction. No assurance is given (x) as to the accuracy or completeness of any of the information set forth herein, or (y) that the prices indicated (i) constitute prices at which the securities listed could have been or may be purchased or sold in any market, (ii) have been confirmed by actual trades, (iii) reflect the value Bear Stearns assigns to any security while in its inventory, or (iv) take into account the size of any position in the securities listed. Spreads between bid and offer prices may vary significantly due to market volatility or illiquidity. All prices and other Information relating to any security are subject to change without notice. Bear, Stearns & Co. Inc. and its affiliates and associated persons may have positions and conduct transactions in the securities covered by this report, and may solicit business from and perform services for the issuers of such securities or their affiliates

Collateral Grouped by Property Type			
PROPTYPE	Count	Total CURRENT BALANCE	Pct of overall CURRENT BALANCE
2-4 Family	29	1,829,846.84	4.83
Condominium	72	3,337,124.76	8.81
PUD	156	7,940,209.55	20.96
Single Family	495	24,744,622.58	65.32
Townhouse	1	32,973.67	0.09
TOTAL	**753**	**37,884,777.40**	**100.00**

Collateral Grouped by Occupancy Type			
OCCTYPE	Count	Total CURRENT BALANCE	Pct of overall CURRENT BALANCE
Investor	3	63,870.00	0.17
Owner Occupied	748	37,692,738.80	99.49
Second Home	2	128,168.60	0.34
TOTAL	**753**	**37,884,777.40**	**100.00**

Collateral Grouped by Documentation Type			
DOCTYPE	Count	Total CURRENT BALANCE	Pct of overall CURRENT BALANCE
Full/Alternative	320	14,807,925.04	39.09
Limited	1	37,579.03	0.10
Stated Income	432	23,039,273.33	60.81
TOTAL	**753**	**37,884,777.40**	**100.00**

Collateral Grouped by Back Ratio (DTI)								
BACK RATIO	Count	Total CURRENT BALANCE	Pct of overall CURRENT BALANCE	Avg CURRENT BALANCE	Wtd Avg CURRENT GROSS COUPON	Wtd Avg LOAN TO VALUE	Wtd Avg COMBO LTV	Wtd Avg BACK RATIO
0.00 - 0.00	1	28,980.94	0.08	28,980.94	11.40000	20.00	100.00	0.00
10.01 - 15.00	2	62,817.97	0.17	31,408.99	10.46181	20.00	97.71	12.39
15.01 - 20.00	4	160,200.71	0.42	40,050.18	9.82567	19.50	100.00	18.65
20.01 - 25.00	15	778,470.24	2.05	51,898.02	10.23242	20.18	99.01	21.94
25.01 - 30.00	39	1,292,713.67	3.41	33,146.50	10.18569	19.95	99.87	28.16
30.01 - 35.00	73	3,446,472.03	9.10	47,211.95	10.22775	19.31	97.40	32.78
35.01 - 40.00	149	7,320,381.05	19.32	49,130.07	10.18303	19.88	99.83	37.77
40.01 - 45.00	211	11,070,764.13	29.22	52,468.08	10.34960	19.89	99.77	42.82
45.01 - 50.00	234	12,370,774.86	32.65	52,866.56	10.33655	19.98	99.29	47.69
50.01 - 55.00	25	1,353,201.80	3.57	54,128.07	10.21217	20.06	100.00	52.57

The information contained herein will be superseded by the description of the collateral contained in the prospectus supplement and, except in the case of the initial collateral information sheets, such information supersedes the information in all prior collateral information sheets. This report does not constitute a bid or offer by any person for any security or an undertaking by any person to provide or accept any such bid or offer. Each investor must determine for itself the appropriateness of any transaction in securities, including any related legal, tax and accounting considerations, and no recommendation is made herein as to any security or transaction. No assurance is given (x) as to the accuracy or completeness of any of the information set forth herein, or (y) that the prices indicated (i) constitute prices at which the securities listed could have been or may be purchased or sold in any market, (ii) have been confirmed by actual trades, (iii) reflect the value Bear Stearns assigns to any security while in its inventory, or (iv) take into account the size of any position in the securities listed. Spreads between bid and offer prices may vary significantly due to market volatility or illiquidity. All prices and other information relating to any security are subject to change without notice. Bear, Stearns & Co. Inc. and its affiliates and associated persons may have positions and conduct transactions in the securities covered by this report, and may solicit business from and perform services for the issuers of such securities or their affiliates.

Collateral Grouped by Back Ratio (DTI)

BACK RATIO	Count	Total CURRENT BALANCE	Pct of overall CURRENT BALANCE	Avg CURRENT BALANCE	Wtd Avg CURRENT GROSS COUPON	Wtd Avg LOAN TO VALUE	Wtd Avg COMBO LTV	Wtd Avg BACK RATIO
TOTAL	753	37,884,777.40	100.00	50,311.79	10.28793	19.87	99.40	41.75

Collateral Grouped by Loan Purpose

LOAN PURP	Count	Total CURRENT BALANCE	Pct of overall CURRENT BALANCE
Cash Out Refinance	102	5,967,089.92	15.75
Purchase	624	31,042,545.50	81.94
Rate/Term Refinance	27	875,141.98	2.31
TOTAL	753	37,884,777.40	100.00

Collateral Grouped by Lien

LIEN	Count	Total CURRENT BALANCE	Pct of overall CURRENT BALANCE	Avg CURRENT BALANCE	Wtd Avg CURRENT GROSS COUPON	Wtd Avg COMBO LTV	Wtd Avg FICO SCORE
Second Lien	753	37,884,777.40	100.00	50,311.79	10.28793	99.40	664
TOTAL	753	37,884,777.40	100.00	50,311.79	10.28793	99.40	664

Collateral Grouped by Balloon Flag

BALLOON	Count	Total CURRENT BALANCE	Pct of overall CURRENT BALANCE
No	211	9,048,443.82	23.88
Yes	542	28,836,333.58	76.12
TOTAL	753	37,884,777.40	100.00

Collateral Grouped by Prepay Penalty

PREPAY PP DESC	Count	Total CURRENT BALANCE	Pct of overall CURRENT BALANCE
No	335	13,047,960.42	34.44
No PP	335	13,047,960.42	34.44
Yes	418	24,836,816.98	65.56
1Y PP	15	1,114,844.52	2.94
2Y PP	324	19,586,942.68	51.70
3Y PP	79	4,135,029.78	10.91
TOTAL	753	37,884,777.40	100.00

The information contained herein will be superseded by the description of the collateral contained in the prospectus supplement and, except in the case of the initial collateral information sheets, such information supersedes the information in all prior collateral information sheets. This report does not constitute a bid or offer by any person for any security or an undertaking by any person to provide or accept any such bid or offer. Each investor must determine for itself the appropriateness of any transaction in securities, including any related legal, tax and accounting considerations, and no recommendation is made herein as to any security or transaction. No assurance is given (x) as to the accuracy or completeness of any of the information set forth herein, or (y) that the prices indicated (i) constitute prices at which the securities listed could have been or may be purchased or sold in any market, (ii) have been confirmed by actual trades, (iii) reflect the value Bear Stearns assigns to any security while in its inventory, or (iv) take into account the size of any position in the securities listed. Spreads between bid and offer prices may vary significantly due to market volatility or illiquidity. All prices and other information relating to any security are subject to change without notice. Bear, Stearns & Co. Inc. and its affiliates and associated persons may have positions and conduct transactions in the securities covered by this report, and may solicit business from and perform services for the issuers of such securities or their affiliates.

Collateral Grouped by Geographic Distribution

STATE	Count	Total CURRENT BALANCE	Pct of overall CURRENT BALANCE
AL	3	94,757.61	0.25
AZ	51	2,055,559.20	5.43
CA	257	18,498,839.75	48.83
CO	39	1,712,199.78	4.52
CT	2	70,540.22	0.19
FL	51	2,234,508.80	5.90
GA	3	83,672.82	0.22
HI	1	71,288.07	0.19
IA	2	36,320.00	0.10
IL	44	1,908,311.28	5.04
IN	9	274,086.37	0.72
KS	7	179,392.09	0.47
KY	7	181,886.71	0.48
LA	3	89,161.19	0.24
MA	2	126,588.76	0.33
MD	7	363,480.56	0.96
ME	1	14,102.10	0.04
MI	12	342,248.04	0.90
MN	16	720,471.86	1.90
MO	11	295,763.91	0.78
NC	3	119,480.54	0.32
ND	1	15,393.26	0.04
NH	1	32,362.50	0.09
NJ	5	256,823.33	0.68
NM	1	54,700.00	0.14
NV	23	1,164,597.87	3.07
NY	6	375,557.73	0.99
OH	2	42,575.53	0.11
OK	4	60,212.43	0.16
OR	14	502,622.08	1.33
PA	8	311,440.07	0.82
TN	5	185,388.86	0.49
TX	106	3,318,150.94	8.76
UT	6	251,397.02	0.66
VA	11	542,250.57	1.43
WA	24	1,129,367.44	2.98
WI	5	169,278.11	0.45
TOTAL	753	37,884,777.40	100.00

The information contained herein will be superseded by the description of the collateral contained in the prospectus supplement and, except in the case of the initial collateral information sheets, such information supersedes the information in all prior collateral information sheets. This report does not constitute a bid or offer by any person for any security or an undertaking by any person to provide or accept any such bid or offer. Each investor must determine for itself the appropriateness of any transaction in securities, including any related legal, tax and accounting considerations, and no recommendation is made herein as to any security or transaction. No assurance is given (x) as to the accuracy or completeness of any of the information set forth herein, or (y) that the prices indicated (i) constitute prices at which the securities listed could have been or may be purchased or sold in any market, (ii) have been confirmed by actual trades, (iii) reflect the value Bear Stearns assigns to any security while in its inventory, or (iv) take into account the size of any position in the securities listed. Spreads between bid and offer prices may vary significantly due to market volatility or illiquidity. All prices and other information relating to any security are subject to change without notice. Bear, Stearns & Co. Inc. and its affiliates and associated persons may have positions and conduct transactions in the securities covered by this report, and may solicit business from and perform services for the issuers of such securities or their affiliates.

Collateral Grouped by Margin

AM TYPE MARGIN	Count	Total CURRENT BALANCE	Pct of overall CURRENT BALANCE
FIXED	753	37,884,777.40	100.00
0.000 - 0.499	753	37,884,777.40	100.00
TOTAL	753	37,884,777.40	100.00

Collateral Grouped by Index

INDEX	Count	Total CURRENT BALANCE	Pct of overall CURRENT BALANCE
FIXED	211	9,048,443.82	23.88
FIXED-BALLOON	542	28,836,333.58	76.12
TOTAL	753	37,884,777.40	100.00

Collateral Grouped by Product Type

PRODUCT	Count	Total CURRENT BALANCE	Pct of overall CURRENT BALANCE	Wtd Avg CURRENT GROSS COUPON	Wtd Avg CURRENT NET COUPON	Avg ORIGINAL BALANCE	Wtd Avg STATED ORIGINAL TERM	Wtd Avg STATED REM TERM	Wtd Avg AGE	Wtd Avg FICO SCORE	Wtd Avg BACK RATIO	Wtd Avg LOAN TO VALUE	Wtd Avg COMBO LTV	Wtd Avg MARGIN	Wtd Avg INIT RATE CAP	Wtd Avg PER RATE CAP	Wtd Avg GROSS LIFE CAP	Wtd Avg ROLL
BALLOON	542	28,836,333.58	76.12	10.20103	9.69703	53,335.77	180	177	3	664	41.70	19.91	99.78	0.00000	0.00000	0.00000	0.00000	0
FIXED	205	8,328,843.82	21.98	10.51155	10.00755	40,695.27	287	285	2	662	42.09	19.75	98.78	0.00000	0.00000	0.00000	0.00000	0
FIXED IO	6	719,600.00	1.90	11.18218	10.67818	119,933.33	360	359	1	660	41.92	19.98	91.57	0.00000	0.00000	0.00000	0.00000	0
TOTAL	753	37,884,777.40	100.00	10.28793	9.78393	50,425.13	207	204	3	664	41.79	19.87	99.40	0.00000	0.00000	0.00000	0.00000	0

Collateral Grouped by IO Term

IO PERIOD	Count	Total CURRENT BALANCE	Pct of overall CURRENT BALANCE
10 YEARS	2	222,000.00	0.59
5 YEARS	4	497,600.00	1.31
NON-IO	747	37,165,177.40	98.10
TOTAL	753	37,884,777.40	100.00

The information contained herein will be superseded by the description of the collateral contained in the prospectus supplement and, except in the case of the initial collateral information sheets, such information supersedes the information in all prior collateral information sheets. This report does not constitute a bid or offer by any person for any security or an undertaking by any person to provide or accept any such bid or offer. Each investor must determine for itself the appropriateness of any transaction in securities, including any related legal, tax and accounting considerations, and no recommendation is made herein as to any security or transaction. No assurance is given (x) as to the accuracy or completeness of any of the information set forth herein, or (y) that the prices indicated (i) constitute prices at which the securities listed could have been or may be purchased or sold in any market, (ii) have been confirmed by actual trades, (iii) reflect the value Bear Stearns assigns to any security while in its inventory, or (iv) take into account the size of any position in the securities listed. Spreads between bid and offer prices may vary significantly due to market volatility or illiquidity. All prices and other information relating to any security are subject to change without notice. Bear, Stearns & Co. Inc. and its affiliates and associated persons may have positions and conduct transactions in the securities covered by this report, and may solicit business from and perform services for the issuers of such securities or their affiliates.

Collateral Grouped by Product Type

PRODUCT	Count	Total CURRENT BALANCE	Pct of overall CURRENT BALANCE	Wtd Avg CURRENT GROSS COUPON	Wtd Avg CURRENT NET COUPON	Avg ORIGINAL BALANCE	Wtd Avg STATED ORIGINAL TERM	Wtd Avg STATED REM TERM	Wtd Avg AGE	Wtd Avg FICO SCORE	Wtd Avg BACK RATIO	Wtd Avg LOAN TO VALUE	Wtd Avg COMBO LTV	Wtd Avg MARGIN	Wtd Avg INIT RATE CAP	Wtd Avg PER RATE CAP	Wtd Avg GROSS LIFE CAP	Wtd Avg ROLL
6MLIBOR	1	123,250.00	0.22	8.25000	7.74600	123,250.00	360	359	1	670	46.90	85.00	85.00	7.59000	1.00000	1.00000	7.00000	5
6MLIBOR IO	1	194,719.64	0.35	3.50000	2.99600	195,000.00	300	287	13	713	35.00	50.00	50.00	2.25000	2.00000	1.00000	8.50000	5
BALLOON	1	34,800.00	0.06	11.50000	10.99600	34,800.00	180	177	3	653	36.40	10.00	90.00	0.00000	0.00000	0.00000	0.00000	0
FIXED	104	10,917,468.60	19.44	7.81669	7.31269	105,247.51	338	335	3	667	40.42	74.67	74.89	0.00000	0.00000	0.00000	0.00000	0
LIBOR 2/6 ARM	194	25,245,678.07	44.96	7.94733	7.44333	130,418.65	360	357	3	648	37.90	83.20	83.20	6.32551	2.50555	1.01453	6.42795	21
LIBOR 2/6 ARM IO	65	14,215,663.83	25.31	7.60769	7.10369	218,719.17	360	357	3	681	39.19	79.88	79.88	6.27322	2.82693	1.05006	6.14398	21
LIBOR 3/6 ARM	12	1,535,803.16	2.73	7.69989	7.19589	128,208.08	360	358	2	659	42.23	84.31	84.31	6.50749	2.94929	1.10495	6.22150	34
LIBOR 3/6 ARM IO	14	3,228,291.25	5.75	7.81805	7.31405	230,592.86	360	357	3	675	36.42	77.25	77.25	6.12963	2.86121	1.08131	6.13818	33
LIBOR 5/6 ARM	1	390,879.34	0.70	7.00000	6.49600	391,200.00	360	358	2	613	42.49	80.00	80.00	4.62500	1.00000	1.50000	5.00000	58
TREAS. 5/1 ARM	1	270,297.68	0.48	7.20000	6.69600	271,160.00	360	356	4	714	33.20	80.00	80.00	6.25000	2.00000	2.00000	6.00000	56
TOTAL	**394**	**56,156,851.57**	**100.00**	**7.79901**	**7.29501**	**142,756.12**	**355**	**353**	**3**	**662**	**38.76**	**80.20**	**80.29**	**6.27200**	**2.62477**	**1.04354**	**6.30652**	**23**

Collateral Grouped by Current Balance

CURRENT BALANCE	Count	Total CURRENT BALANCE	Pct of overall CURRENT BALANCE	Wtd Avg CURRENT GROSS COUPON	Wtd Avg CURRENT NET COUPON	Wtd Avg STATED REM TERM	Wtd Avg AGE	Avg CURRENT BALANCE	Wtd Avg LOAN TO VALUE	Wtd Avg COMBO LTV	Wtd Avg FICO SCORE
0.00 - 49,999.99	31	1,224,127.88	2.18	8.8390	8.3350	331	3	39,488.00	74.90	79.07	638
50,000.00 - 99,999.99	154	11,031,874.42	19.64	8.5155	8.0115	347	3	71,635.55	81.23	81.23	646
100,000.00 - 149,999.99	74	9,281,394.41	16.53	7.8106	7.3066	351	3	125,424.25	80.85	80.85	667
150,000.00 - 199,999.99	48	8,235,077.46	14.66	7.6819	7.1779	355	3	171,564.11	78.43	78.43	658
200,000.00 - 249,999.99	34	7,515,709.22	13.38	7.6121	7.1081	352	3	221,050.27	81.45	81.45	670
250,000.00 - 299,999.99	16	4,401,361.66	7.84	7.2736	6.7696	357	3	275,085.10	80.03	80.03	671
300,000.00 - 349,999.99	14	4,427,948.67	7.88	7.5289	7.0249	357	3	316,282.05	79.05	79.05	655
350,000.00 - 399,999.99	11	4,095,942.97	7.29	7.0504	6.5464	357	3	372,358.45	84.76	84.76	680
400,000.00 - 449,999.99	3	1,275,542.32	2.27	7.8774	7.3734	357	3	425,180.77	79.80	79.80	656
450,000.00 - 499,999.99	1	488,000.00	0.87	7.5900	7.0860	357	3	488,000.00	80.00	80.00	740
500,000.00 - 549,999.99	8	4,179,872.56	7.44	7.7179	7.2139	357	3	522,484.07	75.86	75.86	666
TOTAL	**394**	**56,156,851.57**	**100.00**	**7.7990**	**7.2950**	**353**	**3**	**142,530.08**	**80.20**	**80.29**	**662**

Collateral Grouped by Current Gross Coupon

CURRENT GROSS COUPON	Count	Total CURRENT BALANCE	Pct of overall CURRENT BALANCE	Wtd Avg CURRENT GROSS COUPON	Wtd Avg CURRENT NET COUPON	Wtd Avg STATED REM TERM	Wtd Avg AGE	Min CURRENT GROSS COUPON	Max CURRENT GROSS COUPON	Avg CURRENT BALANCE	Wtd Avg LOAN TO VALUE	Wtd Avg COMBO LTV	Wtd Avg FICO SCORE
3.500 - 3.749	1	194,720	0.35	3.5000	2.9960	287	13	3.5000	3.5000	194,720	50.00	50.00	713
5.750 - 5.999	4	1,069,411	1.90	5.9283	5.4243	334	4	5.8750	5.9900	267,353	75.87	75.87	708
6.000 - 6.249	2	334,729	0.60	6.0657	5.5617	358	2	6.0500	6.0700	167,365	87.66	87.66	661
6.250 - 6.499	9	1,804,565	3.21	6.3178	5.8138	357	3	6.2500	6.4000	200,507	76.64	76.64	658
6.500 - 6.749	12	2,580,508	4.60	6.6121	6.1081	358	2	6.5000	6.7000	215,042	80.40	80.40	679
6.750 - 6.999	28	5,730,754	10.20	6.9335	6.4295	357	3	6.7500	6.9900	204,670	75.10	75.10	686
7.000 - 7.249	17	2,805,160	5.00	7.1127	6.6087	357	3	7.0000	7.2400	165,009	80.81	80.81	662
7.250 - 7.499	21	3,806,732	6.78	7.3496	6.8456	357	3	7.2500	7.4800	181,273	83.61	83.61	667
7.500 - 7.749	47	7,469,943	13.30	7.5920	7.0880	357	3	7.5000	7.7000	158,935	79.43	79.43	670

The information contained herein will be superseded by the description of the collateral contained in the prospectus supplement and, except in the case of the initial collateral information sheets, such information supersedes the information in all prior collateral information sheets. This report does not constitute a bid or offer by any person for any security or an undertaking by any person to provide or accept any such bid or offer. Each investor must determine for itself the appropriateness of any transaction in securities, including any related legal, tax and accounting considerations, and no recommendation is made herein as to any security or transaction. No assurance is given (x) as to the accuracy or completeness of any of the information set forth herein, or (y) that the prices indicated (i) constitute prices at which the securities listed could have been or may be purchased or sold in any market, (ii) have been confirmed by actual trades, (iii) reflect the value Bear Stearns assigns to any security while in its inventory, or (iv) take into account the size of any position in the securities listed. Spreads between bid and offer prices may vary significantly due to market volatility or illiquidity. All prices and other information relating to any security are subject to change without notice. Bear, Stearns & Co. Inc. and its affiliates and associated persons may have positions and conduct transactions in the securities covered by this report, and may solicit business from and perform services for the issuers of such securities or their affiliates

Collateral Grouped by Current Gross Coupon

CURRENT GROSS COUPON	Count	Total CURRENT BALANCE	Pct of overall CURRENT BALANCE	Wtd Avg CURRENT GROSS COUPON	Wtd Avg CURRENT NET COUPON	Wtd Avg STATED REM TERM	Wtd Avg AGE	Min CURRENT GROSS COUPON	Max CURRENT GROSS COUPON	Avg CURRENT BALANCE	Wtd Avg LOAN TO VALUE	Wtd Avg COMBO LTV	Wtd Avg FICO SCORE
7.750 - 7.999	63	10,531,459	18.75	7.9203	7.4163	353	3	7.7500	7.9900	167,166	81.57	81.57	662
8.000 - 8.249	34	4,623,881	8.23	8.1015	7.5975	357	3	8.0000	8.2200	135,996	85.56	85.56	674
8.250 - 8.499	32	3,379,594	6.02	8.3563	7.8523	349	2	8.2500	8.4900	105,612	78.34	78.34	647
8.500 - 8.749	37	4,648,760	8.28	8.5993	8.0953	343	3	8.5000	8.7250	125,642	76.20	76.20	655
8.750 - 8.999	28	3,059,842	5.45	8.8496	8.3456	357	3	8.7500	8.9950	109,280	83.72	83.72	636
9.000 - 9.249	12	1,119,116	1.99	9.1177	8.6137	351	3	9.0000	9.2000	93,260	84.00	84.00	605
9.250 - 9.499	9	574,006	1.02	9.3385	8.8345	339	3	9.2500	9.4750	63,778	79.46	79.46	635
9.500 - 9.749	12	980,542	1.75	9.5728	9.0688	306	3	9.5000	9.7400	81,712	82.12	83.65	599
9.750 - 9.999	4	239,036	0.43	9.8065	9.3025	356	4	9.7500	9.9300	59,759	78.20	78.20	625
10.000 - 10.249	8	427,909	0.76	10.1198	9.6158	358	2	10.0000	10.2000	53,489	83.60	83.60	609
10.250 - 10.499	4	239,877	0.43	10.3995	9.8955	358	2	10.3000	10.4500	59,969	85.71	85.71	611
10.500 - 10.749	4	207,505	0.37	10.5331	10.0291	320	3	10.5000	10.5750	51,876	88.53	88.53	615
10.750 - 10.999	3	204,182	0.36	10.8337	10.3297	355	5	10.7550	10.8800	68,061	83.97	83.97	601
11.000 - 11.249	2	89,820	0.16	11.0276	10.5236	345	1	11.0000	11.2400	44,910	89.69	98.88	703
11.500 - 11.749	1	34,800	0.06	11.5000	10.9960	177	3	11.5000	11.5000	34,800	10.00	90.00	653
TOTAL	**394**	**56,156,852**	**100.00**	**7.7990**	**7.2950**	**353**	**3**	**3.5000**	**11.5000**	**142,530**	**80.20**	**80.29**	**662**

Collateral Grouped by Original Loan-to-Value Ratio

LOAN TO VALUE	Count	Total CURRENT BALANCE	Pct of overall CURRENT BALANCE	Wtd Avg CURRENT GROSS COUPON	Wtd Avg CURRENT NET COUPON	Wtd Avg STATED REM TERM	Wtd Avg AGE	Avg CURRENT BALANCE	Wtd Avg LOAN TO VALUE	Wtd Avg COMBO LTV	Wtd Avg FICO SCORE
0.01 - 50.00	11	1,111,462.83	1.98	7.09280	6.58880	337	4	101,042.08	39.97	44.56	645
50.01 - 55.00	5	580,404.03	1.03	8.17243	7.66843	351	3	116,080.81	54.24	54.24	615
55.01 - 60.00	9	1,364,307.84	2.43	7.52452	7.02052	335	3	151,589.76	57.39	57.39	606
60.01 - 65.00	16	2,151,660.27	3.83	7.76080	7.25680	352	3	134,478.77	63.56	63.56	656
65.01 - 70.00	27	3,578,889.67	6.37	8.01392	7.50992	355	3	132,551.47	69.20	69.20	655
70.01 - 75.00	32	5,251,995.92	9.35	7.54465	7.04065	350	3	164,124.87	74.18	74.18	638
75.01 - 80.00	122	18,884,369.35	33.63	7.69522	7.19122	354	3	154,789.91	79.64	79.64	676
80.01 - 85.00	57	7,910,881.06	14.09	7.71999	7.21599	351	3	138,787.39	84.81	84.81	654
85.01 - 90.00	87	11,384,388.76	20.27	8.04938	7.54538	353	3	130,855.04	89.72	89.72	660
90.01 - 95.00	17	2,758,916.25	4.91	7.88151	7.37751	358	2	162,289.19	94.69	94.69	678
95.01 - 100.00	11	1,179,575.59	2.10	8.73055	8.22655	358	2	107,234.14	99.84	99.84	716
TOTAL	**394**	**56,156,851.57**	**100.00**	**7.79901**	**7.29501**	**353**	**3**	**142,530.08**	**80.20**	**80.29**	**662**

Collateral Grouped by Original Combined Loan-to_Value Ratio

COMBO LTV	Count	Total CURRENT BALANCE	Pct of overall CURRENT BALANCE	Wtd Avg CURRENT GROSS COUPON	Wtd Avg CURRENT NET COUPON	Wtd Avg STATED REM TERM	Wtd Avg AGE	Avg CURRENT BALANCE	Wtd Avg LOAN TO VALUE	Wtd Avg COMBO LTV	Wtd Avg FICO SCORE
0.00 - 50.00	8	1,047,592.83	1.87	6.85816	6.35416	345	4	130,949.10	41.65	41.65	644
50.01 - 55.00	5	580,404.03	1.03	8.17243	7.66843	351	3	116,080.81	54.24	54.24	615
55.01 - 60.00	9	1,364,307.84	2.43	7.52452	7.02052	335	3	151,589.76	57.39	57.39	606
60.01 - 65.00	16	2,151,660.27	3.83	7.76080	7.25680	352	3	134,478.77	63.56	63.56	656

The information contained herein will be superseded by the description of the collateral contained in the prospectus supplement and, except in the case of the initial collateral information sheets, such information supersedes the information in all prior collateral information sheets. This report does not constitute a bid or offer by any person for any security or an undertaking by any person to provide or accept any such bid or offer. Each investor must determine for itself the appropriateness of any transaction in securities, including any related legal, tax and accounting considerations, and no recommendation is made herein as to any security or transaction. No assurance is given (x) as to the accuracy or completeness of any of the information set forth herein, or (y) that the prices indicated (i) constitute prices at which the securities listed could have been or may be purchased or sold in any market, (ii) have been confirmed by actual trades, (iii) reflect the value Bear Stearns assigns to any security while in its inventory, or (iv) take into account the size of any position in the securities listed. Spreads between bid and offer prices may vary significantly due to market volatility or illiquidity. All prices and other information relating to any security are subject to change without notice. Bear, Stearns & Co. Inc. and its affiliates and associated persons may have positions and conduct transactions in the securities covered by this report, and may solicit business from and perform services for the issuers of such securities or their affiliates.

Collateral Grouped by Original Combined Loan-to_Value Ratio

COMBO LTV	Count	Total CURRENT BALANCE	Pct of overall CURRENT BALANCE	Wtd Avg CURRENT GROSS COUPON	Wtd Avg CURRENT NET COUPON	Wtd Avg STATED REM TERM	Wtd Avg AGE	Avg CURRENT BALANCE	Wtd Avg LOAN TO VALUE	Wtd Avg COMBO LTV	Wtd Avg FICO SCORE
65.01 - 70.00	27	3,578,889.67	6.37	8.01392	7.50992	355	3	132,551.47	69.20	69.20	655
70.01 - 75.00	32	5,251,995.92	9.35	7.54465	7.04065	350	3	164,124.87	74.18	74.18	638
75.01 - 80.00	122	18,884,369.35	33.63	7.69522	7.19122	354	3	154,789.91	79.64	79.64	676
80.01 - 85.00	57	7,910,881.06	14.09	7.71999	7.21599	351	3	138,787.39	84.81	84.81	654
85.01 - 90.00	88	11,419,188.76	20.33	8.05990	7.55590	352	3	129,763.51	89.48	89.72	660
90.01 - 95.00	19	2,787,986.25	4.96	7.90644	7.40244	357	2	146,736.12	93.86	94.69	678
95.01 - 100.00	11	1,179,575.59	2.10	8.73055	8.22655	358	2	107,234.14	99.84	99.84	716
TOTAL	**394**	**56,156,851.57**	**100.00**	**7.79901**	**7.29501**	**353**	**3**	**142,530.08**	**80.20**	**80.29**	**662**

Collateral Grouped by Fico Score

FICO SCORE	Count	Total CURRENT BALANCE	Pct of overall CURRENT BALANCE	Avg CURRENT BALANCE	Wtd Avg CURRENT GROSS COUPON	Wtd Avg LOAN TO VALUE	Wtd Avg COMBO LTV	Wtd Avg FICO SCORE
500 - 519	4	333,225.81	0.59	83,306.45	7.72600	77.66	77.66	514
520 - 539	16	1,835,217.41	3.27	114,701.09	8.75591	73.65	73.65	530
540 - 559	7	874,870.40	1.56	124,981.49	8.09784	63.56	63.56	549
560 - 579	7	950,120.77	1.69	135,731.54	8.42720	68.76	68.76	569
580 - 599	32	3,511,291.42	6.25	109,727.86	8.08861	78.29	78.29	589
600 - 619	39	5,032,182.19	8.96	129,030.31	7.89116	80.05	80.05	609
620 - 639	33	3,830,084.96	6.82	116,063.18	8.19170	81.61	81.83	631
640 - 659	69	9,680,938.28	17.24	140,303.45	7.88080	81.69	81.97	650
660 - 679	48	7,892,248.89	14.05	164,421.85	7.78699	81.34	81.34	670
680 - 699	54	9,205,295.18	16.39	170,468.43	7.56601	80.38	80.54	690
700 - 719	36	5,737,849.62	10.22	159,384.71	7.33262	82.86	82.86	709
720 - 739	24	2,716,491.03	4.84	113,187.13	7.72092	78.66	78.66	730
740 - 759	8	2,027,319.68	3.61	253,414.96	7.59552	81.37	81.37	746
760 - 779	12	1,633,194.25	2.91	136,099.52	7.43100	78.97	78.97	769
780 - 799	5	896,521.68	1.60	179,304.34	7.54787	84.35	84.35	793
TOTAL	**394**	**56,156,851.57**	**100.00**	**142,530.08**	**7.79901**	**80.20**	**80.29**	**662**

Collateral Grouped by Property Type

PROPTYPE	Count	Total CURRENT BALANCE	Pct of overall CURRENT BALANCE
2-4 Family	108	21,434,126.90	38.17
Condominium	16	2,837,315.29	5.05
PUD	24	4,159,404.38	7.41
Single Family	245	27,607,255.00	49.16
Townhouse	1	118,750.00	0.21
TOTAL	**394**	**56,156,851.57**	**100.00**

The information contained herein will be superseded by the description of the collateral contained in the prospectus supplement and, except in the case of the initial collateral information sheets, such information supersedes the information in all prior collateral information sheets. This report does not constitute a bid or offer by any person for any security or an undertaking by any person to provide or accept any such bid or offer. Each investor must determine for itself the appropriateness of any transaction in securities, including any related legal, tax and accounting considerations, and no recommendation is made herein as to any security or transaction. No assurance is given (x) as to the accuracy or completeness of any of the information set forth herein, or (y) that the prices indicated (i) constitute prices at which the securities listed could have been or may be purchased or sold in any market, (ii) have been confirmed by actual trades, (iii) reflect the value Bear Stearns assigns to any security while in its inventory, or (iv) take into account the size of any position in the securities listed. Spreads between bid and offer prices may vary significantly due to market volatility or illiquidity. All prices and other information relating to any security are subject to change without notice. Bear, Stearns & Co. Inc. and its affiliates and associated persons may have positions and conduct transactions in the securities covered by this report, and may solicit business from and perform services for the issuers of such securities or their affiliates.

Collateral Grouped by Occupancy Type

OCCTYPE	Count	Total CURRENT BALANCE	Pct of overall CURRENT BALANCE
Investor	394	56,156,851.57	100.00
TOTAL	394	56,156,851.57	100.00

Collateral Grouped by Documentation Type

DOCTYPE	Count	Total CURRENT BALANCE	Pct of overall CURRENT BALANCE
Full/Alternative	207	28,936,114.84	51.53
Limited	3	295,421.93	0.53
Stated Income	184	26,925,314.80	47.95
TOTAL	394	56,156,851.57	100.00

Collateral Grouped by Back Ratio (DTI)

BACK RATIO	Count	Total CURRENT BALANCE	Pct of overall CURRENT BALANCE	Avg CURRENT BALANCE	Wtd Avg CURRENT GROSS COUPON	Wtd Avg LOAN TO VALUE	Wtd Avg COMBO LTV	Wtd Avg BACK RATIO
5.01 - 10.00	5	824,655.89	1.47	164,931.18	6.99707	74.89	74.89	6.57
10.01 - 15.00	5	652,460.02	1.16	130,492.00	8.24573	86.54	86.54	13.22
15.01 - 20.00	12	1,313,319.40	2.34	109,443.28	8.24124	78.39	78.39	17.25
20.01 - 25.00	11	1,575,500.46	2.81	143,227.31	7.78526	81.86	81.86	23.05
25.01 - 30.00	34	4,919,513.11	8.76	144,691.56	7.78278	78.81	78.81	27.58
30.01 - 35.00	57	8,742,668.00	15.57	153,380.14	7.76425	81.02	81.02	32.84
35.01 - 40.00	67	10,237,082.10	18.23	152,792.27	7.94401	80.74	81.15	37.70
40.01 - 45.00	81	11,498,502.71	20.48	141,956.82	7.87070	80.70	80.70	42.86
45.01 - 50.00	92	12,002,294.81	21.37	130,459.73	7.71807	80.28	80.35	47.57
50.01 - 55.00	30	4,390,855.07	7.82	146,361.84	7.53870	77.32	77.32	52.70
TOTAL	394	56,156,851.57	100.00	142,530.08	7.79901	80.20	80.29	38.76

Collateral Grouped by Loan Purpose

LOAN PURP	Count	Total CURRENT BALANCE	Pct of overall CURRENT BALANCE
Cash Out Refinance	170	25,932,666.70	46.18
Purchase	205	28,052,248.92	49.95
Rate/Term Refinance	19	2,171,935.95	3.87
TOTAL	394	56,156,851.57	100.00

The information contained herein will be superseded by the description of the collateral contained in the prospectus supplement and, except in the case of the initial collateral information sheets, such information supersedes the information in all prior collateral information sheets. This report does not constitute a bid or offer by any person for any security or an undertaking by any person to provide or accept any such bid or offer. Each investor must determine for itself the appropriateness of any transaction in securities, including any related legal, tax and accounting considerations, and no recommendation is made herein as to any security or transaction. No assurance is given (x) as to the accuracy or completeness of any of the information set forth herein, or (y) that the prices indicated (i) constitute prices at which the securities listed could have been or may be purchased or sold in any market, (ii) have been confirmed by actual trades, (iii) reflect the value Bear Stearns assigns to any security while in its inventory, or (iv) take into account the size of any position in the securities listed. Spreads between bid and offer prices may vary significantly due to market volatility or illiquidity. All prices and other information relating to any security are subject to change without notice. Bear, Stearns & Co. Inc. and its affiliates and associated persons may have positions and conduct transactions in the securities covered by this report, and may solicit business from and perform services for the issuers of

Collateral Grouped by Lien

LIEN	Count	Total CURRENT BALANCE	Pct of overall CURRENT BALANCE	Avg CURRENT BALANCE	Wtd Avg CURRENT GROSS COUPON	Wtd Avg COMBO LTV	Wtd Avg FICO SCORE
First Lien	391	56,092,981.57	99.89	143,460.31	7.79543	80.27	662
Second Lien	3	63,870.00	0.11	21,290.00	10.94132	92.28	660
TOTAL	**394**	**56,156,851.57**	**100.00**	**142,530.08**	**7.79901**	**80.29**	**662**

Collateral Grouped by Balloon Flag

BALLOON	Count	Total CURRENT BALANCE	Pct of overall CURRENT BALANCE
No	393	56,122,051.57	99.94
Yes	1	34,800.00	0.06
TOTAL	**394**	**56,156,851.57**	**100.00**

Collateral Grouped by Prepay Penalty

PREPAY PP DESC	Count	Total CURRENT BALANCE	Pct of overall CURRENT BALANCE
No	**87**	**13,894,412.31**	**24.74**
No PP	87	13,894,412.31	24.74
Yes	**307**	**42,262,439.26**	**75.26**
1Y PP	21	3,791,549.89	6.75
2.5Y PP	4	618,005.44	1.10
2Y PP	180	25,276,006.17	45.01
3Y PP	100	11,866,791.48	21.13
5Y PP	1	390,879.34	0.70
6M PP	1	319,206.94	0.57
TOTAL	**394**	**56,156,851.57**	**100.00**

Collateral Grouped by Geographic Distribution

STATE	Count	Total CURRENT BALANCE	Pct of overall CURRENT BALANCE
AL	3	174,600.00	0.31
AZ	14	2,120,340.72	3.78
CA	62	16,171,107.76	28.80
CO	4	871,151.66	1.55
CT	1	135,719.91	0.24
DC	1	133,000.00	0.24
FL	41	4,732,917.00	8.43
GA	28	2,950,650.06	5.25
IA	3	135,661.71	0.24

The information contained herein will be superseded by the description of the collateral contained in the prospectus supplement and, except in the case of the initial collateral information sheets, such information supersedes the information in all prior collateral information sheets. This report does not constitute a bid or offer by any person for any security or an undertaking by any person to provide or accept any such bid or offer. Each investor must determine for itself the appropriateness of any transaction in securities, including any related legal, tax and accounting considerations, and no recommendation is made herein as to any security or transaction. No assurance is given (x) as to the accuracy or completeness of any of the information set forth herein, or (y) that the prices indicated (i) constitute prices at which the securities listed could have been or may be purchased or sold in any market, (ii) have been confirmed by actual trades, (iii) reflect the value Bear Stearns assigns to any security while in its inventory, or (iv) take into account the size of any position in the securities listed. Spreads between bid and offer prices may vary significantly due to market volatility or illiquidity. All prices and other information relating to any security are subject to change without notice. Bear, Stearns & Co. Inc. and its affiliates and associated persons may have positions and conduct transactions in the securities covered by this report, and may solicit business from and perform services for the issuers of such securities or their affiliates.

Collateral Grouped by Geographic Distribution

STATE	Count	Total CURRENT BALANCE	Pct of overall CURRENT BALANCE
ID	5	769,271.44	1.37
IL	12	1,880,342.54	3.35
IN	17	988,398.80	1.76
KS	2	91,071.82	0.16
KY	1	81,539.44	0.15
LA	2	272,139.58	0.48
MA	8	2,183,649.03	3.89
MD	3	431,245.43	0.77
ME	2	446,561.55	0.80
MI	9	797,180.86	1.42
MN	6	1,037,487.14	1.85
MO	13	831,903.61	1.48
MS	3	154,694.26	0.28
NC	9	684,903.48	1.22
NE	1	270,297.68	0.48
NJ	6	1,406,348.32	2.50
NM	2	242,445.31	0.43
NV	8	2,169,493.97	3.86
NY	7	1,524,037.05	2.71
OH	7	634,935.69	1.13
OK	5	299,527.97	0.53
OR	7	945,714.84	1.68
PA	13	1,024,569.41	1.82
RI	1	271,390.60	0.48
SC	2	139,881.76	0.25
TN	6	466,877.61	0.83
TX	66	6,443,090.82	11.47
VA	5	966,283.97	1.72
WA	6	604,423.00	1.08
WI	1	488,000.00	0.87
WY	2	183,995.77	0.33
TOTAL	**394**	**56,156,851.57**	**100.00**

Collateral Grouped by Margin

AM TYPE MARGIN	Count	Total CURRENT BALANCE	Pct of overall CURRENT BALANCE
ARMS	**289**	**45,204,582.97**	**80.50**
2.000 - 2.499	1	194,719.64	0.35
3.500 - 3.999	1	156,800.00	0.28
4.000 - 4.499	5	617,371.98	1.10
4.500 - 4.999	5	1,044,244.17	1.86
5.000 - 5.499	25	3,334,142.69	5.94
5.500 - 5.999	58	9,100,289.73	16.21

The information contained herein will be superseded by the description of the collateral contained in the prospectus supplement and, except in the case of the initial collateral information sheets, such information supersedes the information in all prior collateral information sheets. This report does not constitute a bid or offer by any person for any security or an undertaking by any person to provide or accept any such bid or offer. Each investor must determine for itself the appropriateness of any transaction in securities, including any related legal, tax and accounting considerations, and no recommendation is made herein as to any security or transaction. No assurance is given (x) as to the accuracy or completeness of any of the information set forth herein, or (y) that the prices indicated (i) constitute prices at which the securities listed could have been or may be purchased or sold in any market, (ii) have been confirmed by actual trades, (iii) reflect the value Bear Stearns assigns to any security while in its inventory, or (iv) take into account the size of any position in the securities listed. Spreads between bid and offer prices may vary significantly due to market volatility or illiquidity. All prices and other information relating to any security are subject to change without notice. Bear, Stearns & Co. Inc. and its affiliates and associated persons may have positions and conduct transactions in the securities covered by this report, and may solicit business from and perform services for the issuers of

Collateral Grouped by Margin

AM TYPE MARGIN	Count	Total CURRENT BALANCE	Pct of overall CURRENT BALANCE
6.000 - 6.499	86	16,361,974.51	29.14
6.500 - 6.999	54	8,495,464.38	15.13
7.000 - 7.499	24	2,810,040.90	5.00
7.500 - 7.999	10	1,355,949.98	2.41
8.000 - 8.499	5	559,864.02	1.00
8.500 - 8.999	3	302,622.82	0.54
9.000 - 9.499	11	791,598.15	1.41
10.000 - 10.499	1	79,500.00	0.14
FIXED	**105**	**10,952,268.60**	**19.50**
0.000 - 0.499	105	10,952,268.60	19.50
TOTAL	**394**	**56,156,851.57**	**100.00**

Collateral Grouped by Index

INDEX	Count	Total CURRENT BALANCE	Pct of overall CURRENT BALANCE
1YR TRSRY-CMT	1	270,297.68	0.48
FIXED	104	10,917,468.60	19.44
FIXED-BALLOON	1	34,800.00	0.06
WSJ-6MLIBOR	288	44,934,285.29	80.02
TOTAL	**394**	**56,156,851.57**	**100.00**

Collateral Grouped by Product Type

PRODUCT	Count	Total CURRENT BALANCE	Pct of overall CURRENT BALANCE	Wtd Avg CURRENT GROSS COUPON	Wtd Avg CURRENT NET COUPON	Avg ORIGINAL BALANCE	Wtd Avg STATED ORIGINAL TERM	Wtd Avg STATED REM TERM	Wtd Avg AGE	Wtd Avg FICO SCORE	Wtd Avg BACK RATIO	Wtd Avg LOAN TO VALUE	Wtd Avg COMBO LTV	Wtd Avg MARGIN	Wtd Avg INIT RATE CAP	Wtd Avg PER RATE CAP	Wtd Avg GROSS LIFE CAP	Wtd Avg ROLL
6MLIBOR	1	123,250.00	0.22	8.25000	7.74600	123,250.00	360	359	1	670	46.90	85.00	85.00	7.59000	1.00000	1.00000	7.00000	5
6MLIBOR IO	1	194,719.64	0.35	3.50000	2.99600	195,000.00	300	287	13	713	35.00	50.00	50.00	2.25000	2.00000	1.00000	8.50000	5
BALLOON	1	34,800.00	0.06	11.50000	10.99600	34,800.00	180	177	3	653	36.40	10.00	90.00	0.00000	0.00000	0.00000	0.00000	0
FIXED	104	10,917,468.60	19.44	7.81669	7.31269	105,247.51	338	335	3	667	40.42	74.67	74.89	0.00000	0.00000	0.00000	0.00000	0
LIBOR 2/6 ARM	194	25,245,678.07	44.96	7.94733	7.44333	130,418.65	360	357	3	648	37.90	83.20	83.20	6.32551	2.50555	1.01453	6.42795	21
LIBOR 2/6 ARM IO	65	14,215,663.83	25.31	7.60769	7.10369	218,719.17	360	357	3	681	39.19	79.88	79.88	6.27322	2.82693	1.05006	6.14398	21
LIBOR 3/6 ARM	12	1,535,803.16	2.73	7.69989	7.19589	128,208.08	360	358	2	659	42.23	84.31	84.31	6.50749	2.94929	1.10495	6.22150	34
LIBOR 3/6 ARM IO	14	3,228,291.25	5.75	7.81805	7.31405	230,592.86	360	357	3	675	36.42	77.25	77.25	6.12963	2.86121	1.08131	6.13818	33
LIBOR 5/6 ARM	1	390,879.34	0.70	7.00000	6.49600	391,200.00	360	358	2	613	42.49	80.00	80.00	4.62500	1.00000	1.50000	5.00000	58
TREAS. 5/1 ARM	1	270,297.68	0.48	7.20000	6.69600	271,160.00	360	356	4	714	33.20	80.00	80.00	6.25000	2.00000	2.00000	6.00000	56
TOTAL	**394**	**56,156,851.57**	**100.00**	**7.79901**	**7.29501**	**142,756.12**	**355**	**353**	**3**	**662**	**38.76**	**80.20**	**80.29**	**6.27200**	**2.62477**	**1.04354**	**6.30652**	**23**

The information contained herein will be superseded by the description of the collateral contained in the prospectus supplement and, except in the case of the initial collateral information sheets, such information supersedes the information in all prior collateral information sheets. This report does not constitute a bid or offer by any person for any security or an undertaking by any person to provide or accept any such bid or offer. Each investor must determine for itself the appropriateness of any transaction in securities, including any related legal, tax and accounting considerations, and no recommendation is made herein as to any security or transaction. No assurance is given (x) as to the accuracy or completeness of any of the information set forth herein, or (y) that the prices indicated (i) constitute prices at which the securities listed could have been or may be purchased or sold in any market, (ii) have been confirmed by actual trades, (iii) reflect the value Bear Stearns assigns to any security while in its inventory, or (iv) take into account the size of any position in the securities listed. Spreads between bid and offer prices may vary significantly due to market volatility or illiquidity. All prices and other information relating to any security are subject to change without notice. Bear, Stearns & Co. Inc. and its affiliates and associated persons may have positions and conduct transactions in the securities covered by this report, and may solicit business from and perform services for the issuers of such securities or their affiliates.

Collateral Grouped by IO Term			
IO PERIOD	Count	Total CURRENT BALANCE	Pct of overall CURRENT BALANCE
10 YEARS	3	760,719.64	1.35
2 YEARS	8	1,876,474.98	3.34
3 YEARS	2	465,000.00	0.83
5 YEARS	67	14,536,480.10	25.89
NON-IO	314	38,518,176.85	68.59
TOTAL	**394**	**56,156,851.57**	**100.00**

The information contained herein will be superseded by the description of the collateral contained in the prospectus supplement and, except in the case of the initial collateral information sheets, such information supersedes the information in all prior collateral information sheets. This report does not constitute a bid or offer by any person for any security or an undertaking by any person to provide or accept any such bid or offer. Each investor must determine for itself the appropriateness of any transaction in securities, including any related legal, tax and accounting considerations, and no recommendation is made herein as to any security or transaction. No assurance is given (x) as to the accuracy or completeness of any of the information set forth herein, or (y) that the prices indicated (i) constitute prices at which the securities listed could have been or may be purchased or sold in any market, (ii) have been confirmed by actual trades, (iii) reflect the value Bear Stearns assigns to any security while in its inventory, or (iv) take into account the size of any position in the securities listed. Spreads between bid and offer prices may vary significantly due to market volatility or illiquidity. All prices and other information relating to any security are subject to change without notice. Bear, Stearns & Co. Inc. and its affiliates and associated persons may have positions and conduct transactions in the securities covered by this report, and may solicit business from and perform services for the issuers of such securities or their affiliates.

Questions / Stratification Requests:

1) Rating agency's base case loss expectation (per agency to single-B level)
   Fitch – 3.5, S&P – 2.95, Moody's – 5.7
2) Percentage of silent seconds, CLTV of silents, CLTV of entire pool with silents
   38.14%, 98.79%, 88.58%
3) Top ten city concentration / FICO

LOS ANGELES	2.52
LAS VEGAS	2.08
CHICAGO	1.48
HOUSTON	1.29
SACRAMENTO	1.2
MIAMI	1.2
RIVERSIDE	1.05
SAN DIEGO	0.96
PHOENIX	0.96
SAN JOSE	0.74

4) Investor property stratification, percentage of investor loans with greater than 90% CLTV including silent - Attached
5) Interest only loan stratification - Attached
6) Weighted average DTI – 41.36%
7) Full state break out - Attached

BSABS 05-HE7 {INTEREST ONLY}

Collateral Grouped by Product Type

PRODUCT	Count	Total CURRENT BALANCE	Pct of overall CURRENT BALANCE	Wtd Avg CURRENT GROSS COUPON	Wtd Avg CURRENT NET COUPON	Avg ORIGINAL BALANCE	Wtd Avg STATED ORIGINAL TERM	Wtd Avg STATED REM TERM	Wtd Avg AGE	Wtd Avg FICO SCORE	Wtd Avg BACK RATIO	Wtd Avg LOAN TO VALUE	Wtd Avg COMBO LTV	Wtd Avg MARGIN	Wtd Avg INIT RATE CAP	Wtd Avg PER RATE CAP	Wtd Avg GROSS LIFE CAP	Wtd Avg ROLL
6MLIBOR IO	10	3,666,401.87	0.96	4.41224	3.90824	367,537.40	306	299	7	700	34.43	75.96	77.95	1.97285	1.90094	1.00000	7.76112	4
FIXED IO	35	8,427,915.73	2.20	7.12244	6.61844	240,865.29	360	358	2	670	40.35	81.27	89.59	0.00000	0.00000	0.00000	0.00000	0
LIBOR 2/6 ARM IO	1,185	304,839,007.32	79.65	6.99874	6.49474	257,262.83	360	357	3	642	41.69	81.40	92.45	5.85635	2.49105	1.13540	6.51195	21
LIBOR 3/6 ARM IO	248	58,374,637.74	15.25	6.88947	6.38547	235,394.56	360	358	2	644	41.73	82.30	90.54	6.34316	2.88136	1.04492	6.09548	34
LIBOR 5/6 ARM IO	21	4,701,567.39	1.23	6.69031	6.18631	223,914.67	360	357	3	657	44.13	75.71	86.84	6.05281	3.53619	1.26809	5.90283	57
TREAS. 5/1 ARM IO	10	2,714,195.00	0.71	6.91277	6.40877	271,419.50	360	357	3	657	38.85	82.47	94.81	6.20390	2.00000	2.00000	6.00000	57
TOTAL	**1,509**	**382,723,725.05**	**100.00**	**6.95562**	**6.45162**	**253,649.01**	**359**	**357**	**3**	**644**	**41.61**	**81.42**	**91.91**	**5.89922**	**2.55570**	**1.12790**	**6.44787**	**24**

Collateral Grouped by Current Balance

CURRENT BALANCE	Count	Total CURRENT BALANCE	Pct of overall CURRENT BALANCE	Wtd Avg CURRENT GROSS COUPON	Wtd Avg CURRENT NET COUPON	Wtd Avg STATED REM TERM	Wtd Avg AGE	Avg CURRENT BALANCE	Wtd Avg LOAN TO VALUE	Wtd Avg COMBO LTV	Wtd Avg FICO SCORE
0.00 - 49,999.99	1	31,600.00	0.01	12.2500	11.7460	358	2	31,600.00	100.00	100.00	627
50,000.00 - 99,999.99	83	6,984,648.22	1.82	7.6854	7.1814	358	2	84,152.39	81.54	95.36	646
100,000.00 - 149,999.99	238	29,922,845.92	7.82	7.3122	6.8082	358	2	125,726.24	81.18	94.53	637
150,000.00 - 199,999.99	248	43,015,926.72	11.24	7.0207	6.5167	357	3	173,451.32	80.79	93.04	641
200,000.00 - 249,999.99	258	57,707,105.88	15.08	7.0065	6.5025	357	3	223,670.95	81.53	92.58	646
250,000.00 - 299,999.99	222	60,616,457.43	15.84	6.9999	6.4959	357	3	273,047.11	81.77	91.47	642
300,000.00 - 349,999.99	154	49,528,831.72	12.94	6.9236	6.4196	357	3	321,615.79	82.03	91.88	638
350,000.00 - 399,999.99	121	45,345,685.88	11.85	6.7217	6.2177	357	3	374,757.73	81.88	92.75	650
400,000.00 - 449,999.99	75	31,610,516.92	8.26	6.8508	6.3468	357	3	421,473.56	81.60	92.37	648
450,000.00 - 499,999.99	48	22,819,329.57	5.96	6.6068	6.1028	353	3	475,402.70	81.53	89.61	646
500,000.00 - 549,999.99	27	14,012,589.78	3.66	7.1091	6.6051	355	3	518,984.81	79.62	88.69	649
550,000.00 - 599,999.99	15	8,577,114.78	2.24	6.5868	6.0828	357	3	571,807.65	82.57	88.88	655
600,000.00 - 649,999.99	10	6,333,790.05	1.65	6.9266	6.4226	357	3	633,379.01	79.42	85.77	671
650,000.00 - 699,999.99	6	3,920,000.00	1.02	7.1500	6.6460	358	2	653,333.33	77.62	84.24	626
700,000.00 - 749,999.99	1	722,282.18	0.19	7.1500	6.6460	355	5	722,282.18	85.00	85.00	611
750,000.00 - 799,999.99	1	750,000.00	0.20	5.8500	5.3460	357	3	750,000.00	72.46	72.46	655
800,000.00 - 849,999.99	1	825,000.00	0.22	7.2500	6.7460	358	2	825,000.00	71.74	86.96	617
TOTAL	**1,509**	**382,723,725.05**	**100.00**	**6.9556**	**6.4516**	**357**	**3**	**253,627.39**	**81.42**	**91.91**	**644**

Collateral Grouped by Current Gross Coupon

CURRENT GROSS COUPON	Count	Total CURRENT BALANCE	Pct of overall CURRENT BALANCE	Wtd Avg CURRENT GROSS COUPON	Wtd Avg CURRENT NET COUPON	Wtd Avg STATED REM TERM	Wtd Avg AGE	Min CURRENT GROSS COUPON	Max CURRENT GROSS COUPON	Avg CURRENT BALANCE	Wtd Avg LOAN TO VALUE	Wtd Avg COMBO LTV	Wtd Avg FICO SCORE
3.250 - 3.499	1	243,127	0.06	3.3750	2.8710	287	13	3.3750	3.3750	243,127	77.69	77.69	762
3.500 - 3.749	3	727,580	0.19	3.5915	3.0875	290	10	3.5000	3.6250	242,527	67.47	67.47	707
3.750 - 3.999	2	1,012,000	0.26	3.8093	3.3053	292	8	3.7500	3.8750	506,000	80.00	80.00	690
4.250 - 4.499	1	477,490	0.12	4.2500	3.7460	294	6	4.2500	4.2500	477,490	79.84	79.84	715
4.500 - 4.749	1	455,505	0.12	4.6250	4.1210	297	3	4.6250	4.6250	455,505	69.02	69.02	713
4.750 - 4.999	1	356,000	0.09	4.8750	4.3710	355	5	4.8750	4.8750	356,000	80.00	100.00	695
5.000 - 5.249	5	1,453,300	0.38	5.0893	4.5853	341	3	5.0000	5.1500	290,660	79.81	91.38	679

The information contained herein will be superseded by the description of the collateral contained in the prospectus supplement and, except in the case of the initial collateral information sheets, such information supersedes the information in all prior collateral information sheets. This report does not constitute a bid or offer by any person for any security or an undertaking by any person to provide or accept any such bid or offer. Each investor must determine for itself the appropriateness of any transaction in securities, including any related legal, tax and accounting considerations, and no recommendation is made herein as to any security or transaction. No assurance is given (x) as to the accuracy or completeness of any of the information set forth herein, or (y) that the prices indicated (i) constitute prices at which the securities listed could have been or may be purchased or sold in any market, (ii) have been confirmed by actual trades, (iii) reflect the value Bear Stearns assigns to any security while in its inventory, or (iv) take into account the size of any position in the securities listed. Spreads between bid and offer prices may vary significantly due to market volatility or illiquidity. All prices and other information relating to any security are subject to change without notice. Bear, Stearns & Co. Inc. and its affiliates and associated persons may have positions and conduct transactions in the securities covered by this report, and may solicit business from and perform services for the issuers of such securities or their affiliates.

BSABS 05-HE7 {INTEREST ONLY}

Collateral Grouped by Current Gross Coupon

CURRENT GROSS COUPON	Count	Total CURRENT BALANCE	Pct of overall CURRENT BALANCE	Wtd Avg CURRENT GROSS COUPON	Wtd Avg CURRENT NET COUPON	Wtd Avg STATED REM TERM	Wtd Avg AGE	Min CURRENT GROSS COUPON	Max CURRENT GROSS COUPON	Avg CURRENT BALANCE	Wtd Avg LOAN TO VALUE	Wtd Avg COMBO LTV	Wtd Avg FICO SCORE
5.250 - 5.499	13	3,783,476	0.99	5.3622	4.8582	357	3	5.2500	5.4700	291,037	77.24	91.94	669
5.500 - 5.749	30	9,327,615	2.44	5.6032	5.0992	357	3	5.5000	5.7400	310,920	78.51	92.34	659
5.750 - 5.999	73	22,099,739	5.77	5.8863	5.3823	357	3	5.7500	5.9900	302,736	79.29	89.82	670
6.000 - 6.249	77	20,474,320	5.35	6.1085	5.6045	357	3	6.0000	6.2250	265,900	79.21	90.47	665
6.250 - 6.499	151	41,160,030	10.75	6.3537	5.8497	357	3	6.2500	6.4900	272,583	80.64	94.24	653
6.500 - 6.749	217	56,596,939	14.79	6.5892	6.0852	357	3	6.5000	6.7400	260,815	80.50	93.30	653
6.750 - 6.999	258	67,300,769	17.58	6.8825	6.3785	357	3	6.7500	6.9950	260,856	80.54	91.95	642
7.000 - 7.249	121	30,287,554	7.91	7.1178	6.6138	357	3	7.0000	7.2400	250,310	81.63	92.65	632
7.250 - 7.499	130	31,816,651	8.31	7.3452	6.8412	357	3	7.2500	7.4900	244,743	81.92	91.33	631
7.500 - 7.749	127	30,631,897	8.00	7.5784	7.0744	357	3	7.5000	7.7400	241,196	83.96	91.65	643
7.750 - 7.999	122	31,256,308	8.17	7.8815	7.3775	357	3	7.7500	7.9900	256,199	83.70	90.14	626
8.000 - 8.249	36	6,733,433	1.76	8.1071	7.6031	357	3	8.0000	8.2200	187,040	86.49	92.68	640
8.250 - 8.499	47	8,146,150	2.13	8.3606	7.8566	358	2	8.2500	8.4900	173,322	83.09	92.19	619
8.500 - 8.749	41	7,586,207	1.98	8.5957	8.0917	358	2	8.5000	8.7400	185,029	80.78	91.37	627
8.750 - 8.999	21	4,633,596	1.21	8.8760	8.3720	357	3	8.7500	8.9900	220,647	87.29	89.21	616
9.000 - 9.249	8	1,910,969	0.50	9.1100	8.6060	357	3	9.0000	9.2000	238,871	89.63	94.49	599
9.250 - 9.499	7	1,271,616	0.33	9.3187	8.8147	358	2	9.2500	9.4500	181,659	93.83	98.60	612
9.500 - 9.749	6	1,327,356	0.35	9.6024	9.0984	357	3	9.5000	9.7250	221,226	87.83	87.83	563
9.750 - 9.999	3	643,000	0.17	9.8544	9.3504	357	3	9.8000	9.8900	214,333	89.46	89.46	580
10.000 - 10.249	1	287,500	0.08	10.0000	9.4960	359	1	10.0000	10.0000	287,500	100.00	100.00	602
10.250 - 10.499	2	195,000	0.05	10.3699	9.8659	359	1	10.3250	10.4500	97,500	100.00	100.00	635
11.250 - 11.499	2	297,000	0.08	11.3250	10.8210	359	1	11.3250	11.3250	148,500	79.58	79.58	678
11.750 - 11.999	1	200,000	0.05	11.9500	11.4460	359	1	11.9500	11.9500	200,000	100.00	100.00	626
12.250 - 12.499	1	31,600	0.01	12.2500	11.7460	358	2	12.2500	12.2500	31,600	100.00	100.00	627
TOTAL	**1,509**	**382,723,725**	**100.00**	**6.9556**	**6.4516**	**357**	**3**	**3.3750**	**12.2500**	**253,627**	**81.42**	**91.91**	**644**

Collateral Grouped by Original Loan-to-Value Ratio

LOAN TO VALUE	Count	Total CURRENT BALANCE	Pct of overall CURRENT BALANCE	Wtd Avg CURRENT GROSS COUPON	Wtd Avg CURRENT NET COUPON	Wtd Avg STATED REM TERM	Wtd Avg AGE	Avg CURRENT BALANCE	Wtd Avg LOAN TO VALUE	Wtd Avg COMBO LTV	Wtd Avg FICO SCORE
0.01 - 50.00	10	2,340,369.52	0.61	6.38680	5.88280	351	4	234,036.95	44.18	44.18	631
50.01 - 55.00	8	2,001,903.77	0.52	6.68700	6.18300	357	3	250,237.97	53.46	58.78	627
55.01 - 60.00	14	3,552,033.23	0.93	6.90543	6.40143	357	3	253,716.66	57.63	57.63	612
60.01 - 65.00	23	5,379,136.86	1.41	7.03876	6.53476	355	3	233,875.52	63.42	69.05	626
65.01 - 70.00	33	8,748,681.83	2.29	7.15737	6.65337	354	3	265,111.57	68.83	70.26	617
70.01 - 75.00	51	15,920,009.44	4.16	6.77019	6.26619	357	3	312,157.05	74.08	78.75	632
75.01 - 80.00	970	237,100,766.94	61.95	6.78269	6.27869	357	3	244,433.78	79.86	95.74	652
80.01 - 85.00	113	31,045,144.31	8.11	7.11857	6.61457	357	3	274,735.79	84.55	87.66	634
85.01 - 90.00	165	47,477,521.44	12.41	7.19915	6.69515	357	3	287,742.55	89.66	90.18	626
90.01 - 95.00	71	20,278,223.20	5.30	7.72240	7.21840	357	3	285,608.78	94.65	94.65	643
95.01 - 100.00	51	8,879,934.51	2.32	8.26419	7.76019	358	2	174,116.36	99.86	99.86	648
TOTAL	**1,509**	**382,723,725.05**	**100.00**	**6.95562**	**6.45162**	**357**	**3**	**253,627.39**	**81.42**	**91.91**	**644**

The information contained herein will be superseded by the description of the collateral contained in the prospectus supplement and, except in the case of the initial collateral information sheets, such information supersedes the information in all prior collateral information sheets. This report does not constitute a bid or offer by any person for any security or an undertaking by any person to provide or accept any such bid or offer. Each investor must determine for itself the appropriateness of any transaction in securities, including any related legal, tax and accounting considerations, and no recommendation is made herein as to any security or transaction. No assurance is given (x) as to the accuracy or completeness of any of the information set forth herein, or (y) that the prices indicated (i) constitute prices at which the securities listed could have been or may be purchased or sold in any market, (ii) have been confirmed by actual trades, (iii) reflect the value Bear Stearns assigns to any security while in its inventory, or (iv) take into account the size of any position in the securities listed. Spreads between bid and offer prices may vary significantly due to market volatility or illiquidity. All prices and other information relating to any security are subject to change without notice. Bear, Stearns & Co. Inc. and its affiliates and associated persons may have positions and conduct transactions in the securities covered by this report, and may solicit business from and perform services for the issuers of such securities or their affiliates.

BSABS 05-HE7 {INTEREST ONLY}

Collateral Grouped by Original Combined Loan-to_Value Ratio

COMBO LTV	Count	Total CURRENT BALANCE	Pct of overall CURRENT BALANCE	Wtd Avg CURRENT GROSS COUPON	Wtd Avg CURRENT NET COUPON	Wtd Avg STATED REM TERM	Wtd Avg AGE	Avg CURRENT BALANCE	Wtd Avg LOAN TO VALUE	Wtd Avg COMBO LTV	Wtd Avg FICO SCORE
0.00 - 50.00	10	2,340,369.52	0.61	6.38680	5.88280	351	4	234,036.95	44.18	44.18	631
50.01 - 55.00	7	1,351,903.77	0.35	6.56055	6.05655	356	4	193,129.11	53.55	53.55	609
55.01 - 60.00	14	3,552,033.23	0.93	6.90543	6.40143	357	3	253,716.66	57.63	57.63	612
60.01 - 65.00	20	4,149,486.86	1.08	6.76375	6.25975	354	3	207,474.34	63.57	63.57	620
65.01 - 70.00	31	8,776,381.83	2.29	7.04327	6.53927	354	3	283,109.09	67.60	68.81	619
70.01 - 75.00	40	11,962,551.31	3.13	6.78360	6.27960	357	3	299,063.78	74.19	74.19	616
75.01 - 80.00	147	42,673,158.71	11.15	6.72761	6.22361	353	3	290,293.60	79.36	79.47	631
80.01 - 85.00	88	24,199,759.37	6.32	7.08650	6.58250	357	3	274,997.27	84.49	84.57	627
85.01 - 90.00	187	55,555,475.21	14.52	7.24156	6.73756	357	3	297,088.10	87.16	89.60	636
90.01 - 95.00	116	32,658,120.85	8.53	7.41349	6.90949	357	3	281,535.52	89.09	94.60	651
95.01 - 100.00	849	195,504,484.39	51.08	6.85257	6.34857	357	3	230,276.19	81.09	99.91	655
TOTAL	**1,509**	**382,723,725.05**	**100.00**	**6.95562**	**6.45162**	**357**	**3**	**253,627.39**	**81.42**	**91.91**	**644**

Collateral Grouped by Fico Score

FICO SCORE	Count	Total CURRENT BALANCE	Pct of overall CURRENT BALANCE	Avg CURRENT BALANCE	Wtd Avg CURRENT GROSS COUPON	Wtd Avg LOAN TO VALUE	Wtd Avg COMBO LTV	Wtd Avg FICO SCORE
500 - 519	8	1,605,557.14	0.42	200,694.64	8.85484	67.34	67.34	510
520 - 539	17	3,452,123.24	0.90	203,066.07	7.74519	81.39	83.20	530
540 - 559	28	7,344,372.79	1.92	262,299.03	7.64179	78.41	79.10	549
560 - 579	54	13,547,641.76	3.54	250,882.25	7.43448	80.75	83.10	570
580 - 599	165	39,089,491.86	10.21	236,906.01	7.20318	82.52	88.20	589
600 - 619	205	50,655,418.43	13.24	247,099.60	7.11256	81.97	89.23	610
620 - 639	239	60,173,822.92	15.72	251,773.32	7.06591	82.46	94.09	629
640 - 659	287	73,272,672.94	19.15	255,305.48	6.86132	80.84	94.10	649
660 - 679	205	56,320,910.51	14.72	274,736.15	6.79529	80.68	94.49	669
680 - 699	132	33,516,704.38	8.76	253,914.43	6.62977	80.93	93.38	689
700 - 719	72	19,412,317.47	5.07	269,615.52	6.36479	81.07	92.75	710
720 - 739	43	10,407,183.52	2.72	242,027.52	7.17324	83.60	96.22	728
740 - 759	24	5,695,882.95	1.49	237,328.46	6.74172	80.70	93.31	749
760 - 779	22	5,673,378.39	1.48	257,880.84	6.51473	83.27	93.74	768
780 - 799	8	2,556,246.75	0.67	319,530.84	6.25927	80.65	90.51	790
TOTAL	**1,509**	**382,723,725.05**	**100.00**	**253,627.39**	**6.95562**	**81.42**	**91.91**	**644**

Collateral Grouped by Property Type

PROPTYPE	Count	Total CURRENT BALANCE	Pct of overall CURRENT BALANCE
2-4 Family	99	29,202,238.65	7.63
Condominium	112	26,575,819.17	6.94
PUD	290	72,927,845.93	19.05
Single Family	1,008	254,017,821.30	66.37

The information contained herein will be superseded by the description of the collateral contained in the prospectus supplement and, except in the case of the initial collateral information sheets, such information supersedes the information in all prior collateral information sheets. This report does not constitute a bid or offer by any person for any security or an undertaking by any person to provide or accept any such bid or offer. Each investor must determine for itself the appropriateness of any transaction in securities, including any related legal, tax and accounting considerations, and no recommendation is made herein as to any security or transaction. No assurance is given (x) as to the accuracy or completeness of any of the information set forth herein, or (y) that the prices indicated (i) constitute prices at which the securities listed could have been or may be purchased or sold in any market, (ii) have been confirmed by actual trades, (iii) reflect the value Bear Stearns assigns to any security while in its inventory, or (iv) take into account the size of any position in the securities listed. Spreads between bid and offer prices may vary significantly due to market volatility or illiquidity. All prices and other information relating to any security are subject to change without notice. Bear, Stearns & Co. Inc. and its affiliates and associated persons may have positions and conduct transactions in the securities covered by this report, and may solicit business from and perform services for the issuers of such securities or their affiliates.

Collateral Grouped by Property Type

PROPTYPE	Count	Total CURRENT BALANCE	Pct of overall CURRENT BALANCE
TOTAL	1,509	382,723,725.05	100.00

Collateral Grouped by Occupancy Type

OCCTYPE	Count	Total CURRENT BALANCE	Pct of overall CURRENT BALANCE
Investor	80	17,638,674.72	4.61
Owner Occupied	1,419	362,805,233.35	94.80
Second Home	10	2,279,816.98	0.60
TOTAL	1,509	382,723,725.05	100.00

Collateral Grouped by Documentation Type

DOCTYPE	Count	Total CURRENT BALANCE	Pct of overall CURRENT BALANCE
Full/Alternative	772	186,535,137.87	48.74
Limited	2	778,500.00	0.20
Stated Income	735	195,410,087.18	51.06
TOTAL	1,509	382,723,725.05	100.00

Collateral Grouped by Back Ratio (DTI)

BACK RATIO	Count	Total CURRENT BALANCE	Pct of overall CURRENT BALANCE	Avg CURRENT BALANCE	Wtd Avg CURRENT GROSS COUPON	Wtd Avg LOAN TO VALUE	Wtd Avg COMBO LTV	Wtd Avg BACK RATIO
0.00 - 0.00	1	295,000.00	0.08	295,000.00	7.80000	100.00	100.00	0.00
5.01 - 10.00	4	1,566,600.00	0.41	391,650.00	6.86226	80.96	90.72	7.07
10.01 - 15.00	8	1,552,376.64	0.41	194,047.08	6.37850	74.40	85.65	13.26
15.01 - 20.00	15	4,014,298.95	1.05	267,619.93	6.49101	78.06	81.21	17.78
20.01 - 25.00	32	8,222,672.84	2.15	256,958.53	7.01822	81.60	93.17	23.01
25.01 - 30.00	76	17,854,721.85	4.67	234,930.55	6.71585	80.44	87.54	28.08
30.01 - 35.00	150	37,096,314.35	9.69	247,308.76	6.90500	79.64	88.76	32.83
35.01 - 40.00	274	67,160,684.32	17.55	245,111.99	6.96634	81.35	91.54	37.80
40.01 - 45.00	382	96,587,908.94	25.24	252,847.93	6.97368	81.30	92.62	42.81
45.01 - 50.00	448	115,988,325.54	30.31	258,902.51	7.05422	82.45	93.86	47.65
50.01 - 55.00	119	32,384,821.62	8.46	272,141.36	6.78276	81.36	90.83	52.49
TOTAL	1,509	382,723,725.05	100.00	253,627.39	6.95562	81.42	91.91	41.58

The information contained herein will be superseded by the description of the collateral contained in the prospectus supplement and, except in the case of the initial collateral information sheets, such information supersedes the information in all prior collateral information sheets. This report does not constitute a bid or offer by any person for any security or an undertaking by any person to provide or accept any such bid or offer. Each investor must determine for itself the appropriateness of any transaction in securities, including any related legal, tax and accounting considerations, and no recommendation is made herein as to any security or transaction. No assurance is given (x) as to the accuracy or completeness of any of the information set forth herein, or (y) that the prices indicated (i) constitute prices at which the securities listed could have been or may be purchased or sold in any market, (ii) have been confirmed by actual trades, (iii) reflect the value Bear Stearns assigns to any security while in its inventory, or (iv) take into account the size of any position in the securities listed. Spreads between bid and offer prices may vary significantly due to market volatility or illiquidity. All prices and other information relating to any security are subject to change without notice. Bear, Stearns & Co. Inc. and its affiliates and associated persons may have positions and conduct transactions in the securities covered by this report, and may solicit business from and perform services for the issuers of such securities or their affiliates

BSABS 05-HE7 {INTEREST ONLY}

Collateral Grouped by Loan Purpose

LOAN PURP	Count	Total CURRENT BALANCE	Pct of overall CURRENT BALANCE
Cash Out Refinance	539	147,184,815.42	38.46
Purchase	888	214,850,958.90	56.14
Rate/Term Refinance	82	20,687,950.73	5.41
TOTAL	1,509	382,723,725.05	100.00

Collateral Grouped by Lien

LIEN	Count	Total CURRENT BALANCE	Pct of overall CURRENT BALANCE	Avg CURRENT BALANCE	Wtd Avg CURRENT GROSS COUPON	Wtd Avg COMBO LTV	Wtd Avg FICO SCORE
First Lien	1,503	382,004,125.05	99.81	254,161.09	6.94766	91.91	644
Second Lien	6	719,600.00	0.19	119,933.33	11.18218	91.57	660
TOTAL	1,509	382,723,725.05	100.00	253,627.39	6.95562	91.91	644

Collateral Grouped by Balloon Flag

BALLOON	Count	Total CURRENT BALANCE	Pct of overall CURRENT BALANCE
	2	350,080.38	0.09
No	1,507	382,373,644.67	99.91
TOTAL	1,509	382,723,725.05	100.00

Collateral Grouped by Prepay Penalty

PREPAY PP DESC	Count	Total CURRENT BALANCE	Pct of overall CURRENT BALANCE
No	198	50,030,520.39	13.07
No PP	198	50,030,520.39	13.07
Yes	1,311	332,693,204.66	86.93
1Y PP	58	16,721,932.03	4.37
2.5Y PP	22	4,403,915.93	1.15
2Y PP	976	250,673,567.70	65.50
3Y PP	252	60,195,789.00	15.73
6M PP	3	698,000.00	0.18
TOTAL	1,509	382,723,725.05	100.00

The information contained herein will be superseded by the description of the collateral contained in the prospectus supplement and, except in the case of the initial collateral information sheets, such information supersedes the information in all prior collateral information sheets. This report does not constitute a bid or offer by any person for any security or an undertaking by any person to provide or accept any such bid or offer. Each investor must determine for itself the appropriateness of any transaction in securities, including any related legal, tax and accounting considerations, and no recommendation is made herein as to any security or transaction. No assurance is given (x) as to the accuracy or completeness of any of the information set forth herein, or (y) that the prices indicated (i) constitute prices at which the securities listed could have been or may be purchased or sold in any market, (ii) have been confirmed by actual trades, (iii) reflect the value Bear Stearns assigns to any security while in its inventory, or (iv) take into account the size of any position in the securities listed. Spreads between bid and offer prices may vary significantly due to market volatility or illiquidity. All prices and other information relating to any security are subject to change without notice. Bear, Stearns & Co. Inc. and its affiliates and associated persons may have positions and conduct transactions in the securities covered by this report, and may solicit business from and perform services for the issuers of such securities or their affiliates

BSABS 05-HE7 {INTEREST ONLY}

Collateral Grouped by Geographic Distribution

STATE	Count	Total CURRENT BALANCE	Pct of overall CURRENT BALANCE
AL	5	499,170.00	0.13
AZ	97	17,994,694.28	4.70
CA	671	215,038,976.98	56.19
CO	74	14,406,302.85	3.76
CT	3	499,520.00	0.13
DC	7	1,654,280.00	0.43
DE	1	113,600.00	0.03
FL	99	19,865,725.63	5.19
GA	57	8,713,524.61	2.28
HI	1	355,500.00	0.09
ID	5	847,500.00	0.22
IL	39	9,371,813.49	2.45
IN	8	1,233,495.60	0.32
KS	2	214,000.00	0.06
KY	5	766,040.00	0.20
LA	2	311,912.66	0.08
MA	10	2,966,387.84	0.78
MD	33	9,081,403.82	2.37
ME	2	365,200.00	0.10
MI	24	3,650,910.37	0.95
MN	27	5,835,665.03	1.52
MO	16	2,309,111.52	0.60
MT	1	261,250.00	0.07
NC	12	1,537,264.22	0.40
ND	1	61,600.00	0.02
NH	3	611,335.58	0.16
NJ	18	4,322,211.52	1.13
NM	2	344,400.00	0.09
NV	74	18,014,257.13	4.71
NY	4	1,395,000.00	0.36
OH	8	1,109,962.00	0.29
OK	2	295,500.00	0.08
OR	17	2,630,587.35	0.69
PA	4	766,760.00	0.20
SC	3	434,029.77	0.11
TN	11	1,392,589.99	0.36
TX	47	8,527,352.64	2.23
UT	10	1,547,615.50	0.40
VA	39	10,060,757.60	2.63
WA	58	11,745,498.32	3.07
WI	6	1,460,518.75	0.38
WY	1	110,500.00	0.03
TOTAL	1,509	382,723,725.05	100.00

The information contained herein will be superseded by the description of the collateral contained in the prospectus supplement and, except in the case of the initial collateral information sheets, such information supersedes the information in all prior collateral information sheets. This report does not constitute a bid or offer by any person for any security or an undertaking by any person to provide or accept any such bid or offer. Each investor must determine for itself the appropriateness of any transaction in securities, including any related legal, tax and accounting considerations, and no recommendation is made herein as to any security or transaction. No assurance is given (x) as to the accuracy or completeness of any of the information set forth herein, or (y) that the prices indicated (i) constitute prices at which the securities listed could have been or may be purchased or sold in any market, (ii) have been confirmed by actual trades, (iii) reflect the value Bear Stearns assigns to any security while in its inventory, or (iv) take into account the size of any position in the securities listed. Spreads between bid and offer prices may vary significantly due to market volatility or illiquidity. All prices and other information relating to any security are subject to change without notice. Bear, Stearns & Co. Inc. and its affiliates and associated persons may have positions and conduct transactions in the securities covered by this report, and may solicit business from and perform services for the issuers of such securities or their affiliates.

Collateral Grouped by Margin

AM TYPE MARGIN	Count	Total CURRENT BALANCE	Pct of overall CURRENT BALANCE
ARMS	1,474	374,295,809.32	97.80
1.500 - 1.999	5	1,997,855.54	0.52
2.000 - 2.499	6	1,750,946.33	0.46
2.500 - 2.999	1	363,200.00	0.09
3.000 - 3.499	9	2,659,454.00	0.69
3.500 - 3.999	30	6,644,463.43	1.74
4.000 - 4.499	37	8,595,215.36	2.25
4.500 - 4.999	90	22,157,248.76	5.79
5.000 - 5.499	160	42,934,472.33	11.22
5.500 - 5.999	314	81,163,929.18	21.21
6.000 - 6.499	471	122,815,911.40	32.09
6.500 - 6.999	209	57,773,607.22	15.10
7.000 - 7.499	66	12,632,214.73	3.30
7.500 - 7.999	51	8,565,321.23	2.24
8.000 - 8.499	13	1,904,803.76	0.50
8.500 - 8.999	7	1,295,800.00	0.34
9.000 - 9.499	5	1,041,366.05	0.27
FIXED	35	8,427,915.73	2.20
0.000 - 0.499	35	8,427,915.73	2.20
TOTAL	1,509	382,723,725.05	100.00

Collateral Grouped by Index

INDEX	Count	Total CURRENT BALANCE	Pct of overall CURRENT BALANCE
1YR TRSRY-CMT	10	2,714,195.00	0.71
FIXED	35	8,427,915.73	2.20
WSJ-6MLIBOR	1,464	371,581,614.32	97.09
TOTAL	1,509	382,723,725.05	100.00

Collateral Grouped by Product Type

PRODUCT	Count	Total CURRENT BALANCE	Pct of overall CURRENT BALANCE	Wtd Avg CURRENT GROSS COUPON	Wtd Avg CURRENT NET COUPON	Avg ORIGINAL BALANCE	Wtd Avg STATED ORIGINAL TERM	Wtd Avg STATED REM TERM	Wtd Avg AGE	Wtd Avg FICO SCORE	Wtd Avg BACK RATIO	Wtd Avg LOAN TO VALUE	Wtd Avg COMBO LTV	Wtd Avg MARGIN	Wtd Avg INIT RATE CAP	Wtd Avg PER RATE CAP	Wtd Avg GROSS LIFE CAP	Wtd Avg ROLL
6MLIBOR IO	10	3,666,401.87	0.96	4.41224	3.90824	367,537.40	306	299	7	700	34.43	75.96	77.95	1.97285	1.90094	1.00000	7.76112	4
FIXED IO	35	8,427,915.73	2.20	7.12244	6.61844	240,865.29	360	358	2	670	40.35	81.27	89.59	0.00000	0.00000	0.00000	0.00000	0
LIBOR 2/6 ARM IO	1,185	304,839,007.32	79.65	6.99874	6.49474	257,262.83	360	357	3	642	41.69	81.40	92.45	5.85635	2.49105	1.13540	6.51195	21
LIBOR 3/6 ARM IO	248	58,374,637.74	15.25	6.88947	6.38547	235,394.56	360	358	2	644	41.73	82.30	90.54	6.34316	2.88136	1.04492	6.09548	34
LIBOR 5/6 ARM IO	21	4,701,567.39	1.23	6.69031	6.18631	223,914.67	360	357	3	657	44.13	75.71	86.84	6.05281	3.53619	1.26809	5.90283	57
TREAS. 5/1 ARM IO	10	2,714,195.00	0.71	6.91277	6.40877	271,419.50	360	357	3	657	38.85	82.47	94.81	6.20390	2.00000	2.00000	6.00000	57
TOTAL	1,509	382,723,725.05	100.00	6.95562	6.45162	253,649.01	359	357	3	644	41.61	81.42	91.91	5.89922	2.55570	1.12790	6.44787	24

The information contained herein will be superseded by the description of the collateral contained in the prospectus supplement and, except in the case of the initial collateral information sheets, such information supersedes the information in all prior collateral information sheets. This report does not constitute a bid or offer by any person for any security or an undertaking by any person to provide or accept any such bid or offer. Each investor must determine for itself the appropriateness of any transaction in securities, including any related legal, tax and accounting considerations, and no recommendation is made herein as to any security or transaction. No assurance is given (x) as to the accuracy or completeness of any of the information set forth herein, or (y) that the prices indicated (i) constitute prices at which the securities listed could have been or may be purchased or sold in any market, (ii) have been confirmed by actual trades, (iii) reflect the value Bear Stearns assigns to any security while in its inventory, or (iv) take into account the size of any position in the securities listed. Spreads between bid and offer prices may vary significantly due to market volatility or illiquidity. All prices and other information relating to any security are subject to change without notice. Bear, Stearns & Co. Inc. and its affiliates and associated persons may have positions and conduct transactions in the securities covered by this report, and may solicit business from and perform services for the issuers of such securities or their affiliates.

BSABS 05-HE7 {INTEREST ONLY}

Collateral Grouped by IO Term

IO PERIOD	Count	Total CURRENT BALANCE	Pct of overall CURRENT BALANCE
10 YEARS	190	54,313,691.60	14.19
2 YEARS	419	104,825,446.70	27.39
2.5 YEARS	5	1,679,200.00	0.44
3 YEARS	90	18,856,770.60	4.93
5 YEARS	803	202,480,249.96	52.91
6 MONTHS	2	568,366.19	0.15
TOTAL	**1,509**	**382,723,725.05**	**100.00**

The information contained herein will be superseded by the description of the collateral contained in the prospectus supplement and, except in the case of the initial collateral information sheets, such information supersedes the information in all prior collateral information sheets. This report does not constitute a bid or offer by any person for any security or an undertaking by any person to provide or accept any such bid or offer. Each investor must determine for itself the appropriateness of any transaction in securities, including any related legal, tax and accounting considerations, and no recommendation is made herein as to any security or transaction. No assurance is given (x) as to the accuracy or completeness of any of the information set forth herein, or (y) that the prices indicated (i) constitute prices at which the securities listed could have been or may be purchased or sold in any market, (ii) have been confirmed by actual trades, (iii) reflect the value Bear Stearns assigns to any security while in its inventory, or (iv) take into account the size of any position in the securities listed. Spreads between bid and offer prices may vary significantly due to market volatility or illiquidity. All prices and other information relating to any security are subject to change without notice. Bear, Stearns & Co. Inc. and its affiliates and associated persons may have positions and conduct transactions in the securities covered by this report, and may solicit business from and perform services for the issuers of such securities or their affiliates

BSABS 05-HE7 {INVESTOR PROPS}

Collateral Grouped by Product Type

PRODUCT	Count	Total CURRENT BALANCE	Pct of overall CURRENT BALANCE	Wtd Avg CURRENT GROSS COUPON	Wtd Avg CURRENT NET COUPON	Avg ORIGINAL BALANCE	Wtd Avg STATED ORIGINAL TERM	Wtd Avg STATED REM TERM	Wtd Avg AGE	Wtd Avg FICO SCORE	Wtd Avg BACK RATIO	Wtd Avg LOAN TO VALUE	Wtd Avg COMBO LTV	Wtd Avg MARGIN	Wtd Avg INIT RATE CAP	Wtd Avg PER RATE CAP	Wtd Avg GROSS LIFE CAP	Wtd Avg ROLL
6MLIBOR	1	123,250.00	0.22	8.25000	7.74600	123,250.00	360	359	1	670	46.90	85.00	85.00	7.59000	1.00000	1.00000	7.00000	5
6MLIBOR IO	1	194,719.64	0.35	3.50000	2.99600	195,000.00	300	287	13	713	35.00	50.00	50.00	2.25000	2.00000	1.00000	8.50000	5
BALLOON	1	34,800.00	0.06	11.50000	10.99600	34,800.00	180	177	3	653	36.40	90.00	90.00	0.00000	0.00000	0.00000	0.00000	0
FIXED	104	10,917,468.60	19.44	7.81669	7.31269	105,247.51	338	335	3	667	40.42	74.89	76.65	0.00000	0.00000	0.00000	0.00000	0
LIBOR 2/6 ARM	194	25,245,678.07	44.96	7.94733	7.44333	130,418.65	360	357	3	648	37.90	83.20	84.71	6.32551	2.50555	1.01453	6.42795	21
LIBOR 2/6 ARM IO	65	14,215,663.83	25.31	7.60769	7.10369	218,719.17	360	357	3	681	39.19	79.88	86.48	6.27322	2.82693	1.05006	6.14398	21
LIBOR 3/6 ARM	12	1,535,803.16	2.73	7.69989	7.19589	128,208.08	360	358	2	659	42.23	84.31	86.50	6.50749	2.94929	1.10495	6.22150	34
LIBOR 3/6 ARM IO	14	3,228,291.25	5.75	7.81805	7.31405	230,592.86	360	357	3	675	36.42	77.25	84.61	6.12963	2.86121	1.08131	6.13818	33
LIBOR 5/6 ARM	1	390,879.34	0.70	7.00000	6.49600	391,200.00	360	358	2	613	42.49	80.00	80.00	4.62500	1.00000	1.50000	5.00000	58
TREAS. 5/1 ARM	1	270,297.68	0.48	7.20000	6.69600	271,160.00	360	356	4	714	33.20	80.00	80.00	6.25000	2.00000	2.00000	6.00000	56
TOTAL	394	56,156,851.57	100.00	7.79901	7.29501	142,756.12	355	353	3	662	38.76	80.29	83.46	6.27200	2.62477	1.04354	6.30652	23

Collateral Grouped by Current Balance

CURRENT BALANCE	Count	Total CURRENT BALANCE	Pct of overall CURRENT BALANCE	Wtd Avg CURRENT GROSS COUPON	Wtd Avg CURRENT NET COUPON	Wtd Avg STATED REM TERM	Wtd Avg AGE	Avg CURRENT BALANCE	Wtd Avg LOAN TO VALUE	Wtd Avg COMBO LTV	Wtd Avg FICO SCORE
0.00 - 49,999.99	31	1,224,127.88	2.18	8.8390	8.3350	331	3	39,488.00	79.07	80.55	638
50,000.00 - 99,999.99	154	11,031,874.42	19.64	8.5155	8.0115	347	3	71,635.55	81.23	84.97	646
100,000.00 - 149,999.99	74	9,281,394.41	16.53	7.8106	7.3066	351	3	125,424.25	80.85	84.34	667
150,000.00 - 199,999.99	48	8,235,077.46	14.66	7.6819	7.1779	355	3	171,564.11	78.43	80.11	658
200,000.00 - 249,999.99	34	7,515,709.22	13.38	7.6121	7.1081	352	3	221,050.27	81.45	84.74	670
250,000.00 - 299,999.99	16	4,401,361.66	7.84	7.2736	6.7696	357	3	275,085.10	80.03	82.99	671
300,000.00 - 349,999.99	14	4,427,948.67	7.88	7.5289	7.0249	357	3	316,282.05	79.05	81.95	655
350,000.00 - 399,999.99	11	4,095,942.97	7.29	7.0504	6.5464	357	3	372,358.45	84.76	86.17	680
400,000.00 - 449,999.99	3	1,275,542.32	2.27	7.8774	7.3734	357	3	425,180.77	79.80	82.28	656
450,000.00 - 499,999.99	1	488,000.00	0.87	7.5900	7.0860	357	3	488,000.00	80.00	90.00	740
500,000.00 - 549,999.99	8	4,179,872.56	7.44	7.7179	7.2139	357	3	522,484.07	75.86	81.73	666
TOTAL	394	56,156,851.57	100.00	7.7990	7.2950	353	3	142,530.08	80.29	83.46	662

Collateral Grouped by Current Gross Coupon

CURRENT GROSS COUPON	Count	Total CURRENT BALANCE	Pct of overall CURRENT BALANCE	Wtd Avg CURRENT GROSS COUPON	Wtd Avg CURRENT NET COUPON	Wtd Avg STATED REM TERM	Wtd Avg AGE	Min CURRENT GROSS COUPON	Max CURRENT GROSS COUPON	Avg CURRENT BALANCE	Wtd Avg LOAN TO VALUE	Wtd Avg COMBO LTV	Wtd Avg FICO SCORE
3.500 - 3.749	1	194,720	0.35	3.5000	2.9960	287	13	3.5000	3.5000	194,720	50.00	50.00	713
5.750 - 5.999	4	1,069,411	1.90	5.9283	5.4243	334	4	5.8750	5.9900	267,353	75.87	77.66	708
6.000 - 6.249	2	334,729	0.60	6.0657	5.5617	358	2	6.0500	6.0700	167,365	87.66	87.66	661
6.250 - 6.499	9	1,804,565	3.21	6.3178	5.8138	357	3	6.2500	6.4000	200,507	76.64	79.10	658
6.500 - 6.749	12	2,580,508	4.60	6.6121	6.1081	358	2	6.5000	6.7000	215,042	80.40	83.26	679
6.750 - 6.999	28	5,730,754	10.20	6.9335	6.4295	357	3	6.7500	6.9900	204,670	75.10	77.20	686
7.000 - 7.249	17	2,805,160	5.00	7.1127	6.6087	357	3	7.0000	7.2400	165,009	80.81	83.12	662
7.250 - 7.499	21	3,806,732	6.78	7.3496	6.8456	357	3	7.2500	7.4800	181,273	83.61	85.03	667
7.500 - 7.749	47	7,469,943	13.30	7.5920	7.0880	357	3	7.5000	7.7000	158,935	79.43	83.57	670

The information contained herein will be superseded by the description of the collateral contained in the prospectus supplement and, except in the case of the initial collateral information sheets, such information supersedes the information in all prior collateral information sheets. This report does not constitute a bid or offer by any person for any security or an undertaking by any person to provide or accept any such bid or offer. Each investor must determine for itself the appropriateness of any transaction in securities, including any related legal, tax and accounting considerations, and no recommendation is made herein as to any security or transaction. No assurance is given (x) as to the accuracy or completeness of any of the information set forth herein, or (y) that the prices indicated (i) constitute prices at which the securities listed could have been or may be purchased or sold in any market, (ii) have been confirmed by actual trades, (iii) reflect the value Bear Stearns assigns to any security while in its inventory, or (iv) take into account the size of any position in the securities listed. Spreads between bid and offer prices may vary significantly due to market volatility or illiquidity. All prices and other information relating to any security are subject to change without notice. Bear, Stearns & Co. Inc. and its affiliates and associated persons may have positions and conduct transactions in the securities covered by this report, and may solicit business from and perform services for the issuers of such securities or their affiliates.

Collateral Grouped by Current Gross Coupon

CURRENT GROSS COUPON	Count	Total CURRENT BALANCE	Pct of overall CURRENT BALANCE	Wtd Avg CURRENT GROSS COUPON	Wtd Avg CURRENT NET COUPON	Wtd Avg STATED REM TERM	Wtd Avg AGE	Min CURRENT GROSS COUPON	Max CURRENT GROSS COUPON	Avg CURRENT BALANCE	Wtd Avg LOAN TO VALUE	Wtd Avg COMBO LTV	Wtd Avg FICO SCORE
7.750 - 7.999	63	10,531,459	18.75	7.9203	7.4163	353	3	7.7500	7.9900	167,166	81.57	84.56	662
8.000 - 8.249	34	4,623,881	8.23	8.1015	7.5975	357	3	8.0000	8.2200	135,996	85.56	90.31	674
8.250 - 8.499	32	3,379,594	6.02	8.3563	7.8523	349	2	8.2500	8.4900	105,612	78.34	82.67	647
8.500 - 8.749	37	4,648,760	8.28	8.5993	8.0953	343	3	8.5000	8.7250	125,642	76.20	82.88	655
8.750 - 8.999	28	3,059,842	5.45	8.8496	8.3456	357	3	8.7500	8.9950	109,280	83.72	84.62	636
9.000 - 9.249	12	1,119,116	1.99	9.1177	8.6137	351	3	9.0000	9.2000	93,260	84.00	85.50	605
9.250 - 9.499	9	574,006	1.02	9.3385	8.8345	339	3	9.2500	9.4750	63,778	79.46	84.77	635
9.500 - 9.749	12	980,542	1.75	9.5728	9.0688	306	3	9.5000	9.7400	81,712	83.65	84.81	599
9.750 - 9.999	4	239,036	0.43	9.8065	9.3025	356	4	9.7500	9.9300	59,759	78.20	78.20	625
10.000 - 10.249	8	427,909	0.76	10.1198	9.6158	358	2	10.0000	10.2000	53,489	83.60	83.60	609
10.250 - 10.499	4	239,877	0.43	10.3995	9.8955	358	2	10.3000	10.4500	59,969	85.71	89.21	611
10.500 - 10.749	4	207,505	0.37	10.5331	10.0291	320	3	10.5000	10.5750	51,876	88.53	93.19	615
10.750 - 10.999	3	204,182	0.36	10.8337	10.3297	355	5	10.7550	10.8800	68,061	83.97	83.97	601
11.000 - 11.249	2	89,820	0.16	11.0276	10.5236	345	1	11.0000	11.2400	44,910	98.88	98.88	703
11.500 - 11.749	1	34,800	0.06	11.5000	10.9960	177	3	11.5000	11.5000	34,800	90.00	90.00	653
TOTAL	**394**	**56,156,852**	**100.00**	**7.7990**	**7.2950**	**353**	**3**	**3.5000**	**11.5000**	**142,530**	**80.29**	**83.46**	**662**

Collateral Grouped by Original Loan-to-Value Ratio

LOAN TO VALUE	Count	Total CURRENT BALANCE	Pct of overall CURRENT BALANCE	Wtd Avg CURRENT GROSS COUPON	Wtd Avg CURRENT NET COUPON	Wtd Avg STATED REM TERM	Wtd Avg AGE	Avg CURRENT BALANCE	Wtd Avg LOAN TO VALUE	Wtd Avg COMBO LTV	Wtd Avg FICO SCORE
0.01 - 50.00	8	1,047,592.83	1.87	6.85816	6.35416	345	4	130,949.10	41.65	41.65	644
50.01 - 55.00	5	580,404.03	1.03	8.17243	7.66843	351	3	116,080.81	54.24	54.24	615
55.01 - 60.00	9	1,364,307.84	2.43	7.52452	7.02052	335	3	151,589.76	57.39	58.00	606
60.01 - 65.00	16	2,151,660.27	3.83	7.76080	7.25680	352	3	134,478.77	63.56	70.99	656
65.01 - 70.00	27	3,578,889.67	6.37	8.01392	7.50992	355	3	132,551.47	69.20	75.39	655
70.01 - 75.00	32	5,251,995.92	9.35	7.54465	7.04065	350	3	164,124.87	74.18	76.03	638
75.01 - 80.00	122	18,884,369.35	33.63	7.69522	7.19122	354	3	154,789.91	79.64	85.68	676
80.01 - 85.00	57	7,910,881.06	14.09	7.71999	7.21599	351	3	138,787.39	84.81	86.33	654
85.01 - 90.00	88	11,419,188.76	20.33	8.05990	7.55590	352	3	129,763.51	89.72	90.02	660
90.01 - 95.00	19	2,787,986.25	4.96	7.90644	7.40244	357	2	146,736.12	94.69	94.69	678
95.01 - 100.00	11	1,179,575.59	2.10	8.73055	8.22655	358	2	107,234.14	99.84	99.84	716
TOTAL	**394**	**56,156,851.57**	**100.00**	**7.79901**	**7.29501**	**353**	**3**	**142,530.08**	**80.29**	**83.46**	**662**

Collateral Grouped by Original Combined Loan-to_Value Ratio

COMBO LTV	Count	Total CURRENT BALANCE	Pct of overall CURRENT BALANCE	Wtd Avg CURRENT GROSS COUPON	Wtd Avg CURRENT NET COUPON	Wtd Avg STATED REM TERM	Wtd Avg AGE	Avg CURRENT BALANCE	Wtd Avg LOAN TO VALUE	Wtd Avg COMBO LTV	Wtd Avg FICO SCORE
0.00 - 50.00	8	1,047,592.83	1.87	6.85816	6.35416	345	4	130,949.10	41.65	41.65	644
50.01 - 55.00	5	580,404.03	1.03	8.17243	7.66843	351	3	116,080.81	54.24	54.24	615
55.01 - 60.00	8	1,329,336.24	2.37	7.44821	6.94421	335	3	166,167.03	57.44	57.44	608
60.01 - 65.00	13	1,546,182.05	2.75	7.42016	6.91616	351	3	118,937.08	63.55	63.55	642

The information contained herein will be superseded by the description of the collateral contained in the prospectus supplement and, except in the case of the initial collateral information sheets, such information supersedes the information in all prior collateral information sheets. This report does not constitute a bid or offer by any person for any security or an undertaking by any person to provide or accept any such bid or offer. Each investor must determine for itself the appropriateness of any transaction in securities, including any related legal, tax and accounting considerations, and no recommendation is made herein as to any security or transaction. No assurance is given (x) as to the accuracy or completeness of any of the information set forth herein, or (y) that the prices indicated (i) constitute prices at which the securities listed could have been or may be purchased or sold in any market, (ii) have been confirmed by actual trades, (iii) reflect the value Bear Stearns assigns to any security while in its inventory, or (iv) take into account the size of any position in the securities listed. Spreads between bid and offer prices may vary significantly due to market volatility or illiquidity. All prices and other information relating to any security are subject to change without notice. Bear, Stearns & Co. Inc. and its affiliates and associated persons may have positions and conduct transactions in the securities covered by this report, and may solicit business from and perform services for the issuers of such securities or their affiliates

BSABS 05-HE7 {INVESTOR PROPS}

Collateral Grouped by Original Combined Loan-to_Value Ratio

COMBO LTV	Count	Total CURRENT BALANCE	Pct of overall CURRENT BALANCE	Wtd Avg CURRENT GROSS COUPON	Wtd Avg CURRENT NET COUPON	Wtd Avg STATED REM TERM	Wtd Avg AGE	Avg CURRENT BALANCE	Wtd Avg LOAN TO VALUE	Wtd Avg COMBO LTV	Wtd Avg FICO SCORE
65.01 - 70.00	19	2,498,775.68	4.45	8.00656	7.50256	355	3	131,514.51	68.94	68.94	652
70.01 - 75.00	26	4,625,548.94	8.24	7.52933	7.02533	349	3	177,905.73	74.14	74.14	627
75.01 - 80.00	75	9,975,646.73	17.76	7.73337	7.22937	352	3	133,008.62	79.77	79.86	653
80.01 - 85.00	51	7,455,047.48	13.28	7.57170	7.06770	351	3	146,177.40	84.10	84.81	659
85.01 - 90.00	118	18,690,706.47	33.28	7.96166	7.45766	354	3	158,395.82	84.46	89.73	675
90.01 - 95.00	34	4,647,853.09	8.28	7.82157	7.31757	357	2	136,701.56	89.60	94.80	674
95.01 - 100.00	37	3,759,758.03	6.70	8.26563	7.76163	358	2	101,615.08	86.67	99.83	704
TOTAL	394	56,156,851.57	100.00	7.79901	7.29501	353	3	142,530.08	80.29	83.46	662

Collateral Grouped by Fico Score

FICO SCORE	Count	Total CURRENT BALANCE	Pct of overall CURRENT BALANCE	Avg CURRENT BALANCE	Wtd Avg CURRENT GROSS COUPON	Wtd Avg LOAN TO VALUE	Wtd Avg COMBO LTV	Wtd Avg FICO SCORE
500 - 519	4	333,225.81	0.59	83,306.45	7.72600	77.66	77.66	514
520 - 539	16	1,835,217.41	3.27	114,701.09	8.75591	73.65	73.65	530
540 - 559	7	874,870.40	1.56	124,981.49	8.09784	63.56	66.56	549
560 - 579	7	950,120.77	1.69	135,731.54	8.42720	68.76	69.96	569
580 - 599	32	3,511,291.42	6.25	109,727.86	8.08861	78.29	78.29	589
600 - 619	39	5,032,182.19	8.96	129,030.31	7.89116	80.05	80.64	609
620 - 639	33	3,830,084.96	6.82	116,063.18	8.19170	81.83	82.04	631
640 - 659	69	9,680,938.28	17.24	140,303.45	7.88080	81.97	85.37	650
660 - 679	48	7,892,248.89	14.05	164,421.85	7.78699	81.34	85.35	670
680 - 699	54	9,205,295.18	16.39	170,468.43	7.56601	80.54	85.73	690
700 - 719	36	5,737,849.62	10.22	159,384.71	7.33262	82.86	85.48	709
720 - 739	24	2,716,491.03	4.84	113,187.13	7.72092	78.66	83.30	730
740 - 759	8	2,027,319.68	3.61	253,414.96	7.59552	81.37	86.79	746
760 - 779	12	1,633,194.25	2.91	136,099.52	7.43100	78.97	88.66	769
780 - 799	5	896,521.68	1.60	179,304.34	7.54787	84.35	88.58	793
TOTAL	394	56,156,851.57	100.00	142,530.08	7.79901	80.29	83.46	662

Collateral Grouped by Property Type

PROPTYPE	Count	Total CURRENT BALANCE	Pct of overall CURRENT BALANCE
2-4 Family	108	21,434,126.90	38.17
Condominium	16	2,837,315.29	5.05
PUD	24	4,159,404.38	7.41
Single Family	245	27,607,255.00	49.16
Townhouse	1	118,750.00	0.21
TOTAL	394	56,156,851.57	100.00

The information contained herein will be superseded by the description of the collateral contained in the prospectus supplement and, except in the case of the initial collateral information sheets, such information supersedes the information in all prior collateral information sheets. This report does not constitute a bid or offer by any person for any security or an undertaking by any person to provide or accept any such bid or offer. Each investor must determine for itself the appropriateness of any transaction in securities, including any related legal, tax and accounting considerations, and no recommendation is made herein as to any security or transaction. No assurance is given (x) as to the accuracy or completeness of any of the information set forth herein, or (y) that the prices indicated (i) constitute prices at which the securities listed could have been or may be purchased or sold in any market, (ii) have been confirmed by actual trades, (iii) reflect the value Bear Stearns assigns to any security while in its inventory, or (iv) take into account the size of any position in the securities listed. Spreads between bid and offer prices may vary significantly due to market volatility or illiquidity. All prices and other information relating to any security are subject to change without notice. Bear, Stearns & Co. Inc. and its affiliates and associated persons may have positions and conduct transactions in the securities covered by this report, and may solicit business from and perform services for the issuers of such securities or their affiliates.

BSABS 05-HE7 {INVESTOR PROPS}

Collateral Grouped by Occupancy Type

OCCTYPE	Count	Total CURRENT BALANCE	Pct of overall CURRENT BALANCE
Investor	394	56,156,851.57	100.00
TOTAL	394	56,156,851.57	100.00

Collateral Grouped by Documentation Type

DOCTYPE	Count	Total CURRENT BALANCE	Pct of overall CURRENT BALANCE
Full/Alternative	207	28,936,114.84	51.53
Limited	3	295,421.93	0.53
Stated Income	184	26,925,314.80	47.95
TOTAL	394	56,156,851.57	100.00

Collateral Grouped by Back Ratio (DTI)

BACK RATIO	Count	Total CURRENT BALANCE	Pct of overall CURRENT BALANCE	Avg CURRENT BALANCE	Wtd Avg CURRENT GROSS COUPON	Wtd Avg LOAN TO VALUE	Wtd Avg COMBO LTV	Wtd Avg BACK RATIO
5.01 - 10.00	5	824,655.89	1.47	164,931.18	6.99707	74.89	81.01	6.57
10.01 - 15.00	5	652,460.02	1.16	130,492.00	8.24573	86.54	86.54	13.22
15.01 - 20.00	12	1,313,319.40	2.34	109,443.28	8.24124	78.39	79.40	17.25
20.01 - 25.00	11	1,575,500.46	2.81	143,227.31	7.78526	81.86	83.69	23.05
25.01 - 30.00	34	4,919,513.11	8.76	144,691.56	7.78278	78.81	83.15	27.58
30.01 - 35.00	57	8,742,668.00	15.57	153,380.14	7.76425	81.02	82.14	32.84
35.01 - 40.00	67	10,237,082.10	18.23	152,792.27	7.94401	81.15	84.40	37.70
40.01 - 45.00	81	11,498,502.71	20.48	141,956.82	7.87070	80.70	84.51	42.86
45.01 - 50.00	92	12,002,294.81	21.37	130,459.73	7.71807	80.35	84.25	47.57
50.01 - 55.00	30	4,390,855.07	7.82	146,361.84	7.53870	77.32	80.49	52.70
TOTAL	394	56,156,851.57	100.00	142,530.08	7.79901	80.29	83.46	38.76

Collateral Grouped by Loan Purpose

LOAN PURP	Count	Total CURRENT BALANCE	Pct of overall CURRENT BALANCE
Cash Out Refinance	170	25,932,666.70	46.18
Purchase	205	28,052,248.92	49.95
Rate/Term Refinance	19	2,171,935.95	3.87
TOTAL	394	56,156,851.57	100.00

The information contained herein will be superseded by the description of the collateral contained in the prospectus supplement and, except in the case of the initial collateral information sheets, such information supersedes the information in all prior collateral information sheets. This report does not constitute a bid or offer by any person for any security or an undertaking by any person to provide or accept any such bid or offer. Each investor must determine for itself the appropriateness of any transaction in securities, including any related legal, tax and accounting considerations, and no recommendation is made herein as to any security or transaction. No assurance is given (x) as to the accuracy or completeness of any of the information set forth herein, or (y) that the prices indicated (i) constitute prices at which the securities listed could have been or may be purchased or sold in any market, (ii) have been confirmed by actual trades, (iii) reflect the value Bear Stearns assigns to any security while in its inventory, or (iv) take into account the size of any position in the securities listed. Spreads between bid and offer prices may vary significantly due to market volatility or illiquidity. All prices and other information relating to any security are subject to change without notice. Bear, Stearns & Co. Inc. and its affiliates and associated persons may have positions and conduct transactions in the securities covered by this report, and may solicit business from and perform services for the issuers of such securities or their affiliates.

Collateral Grouped by Lien

LIEN	Count	Total CURRENT BALANCE	Pct of overall CURRENT BALANCE	Avg CURRENT BALANCE	Wtd Avg CURRENT GROSS COUPON	Wtd Avg COMBO LTV	Wtd Avg FICO SCORE
First Lien	391	56,092,981.57	99.89	143,460.31	7.79543	83.45	662
Second Lien	3	63,870.00	0.11	21,290.00	10.94132	92.28	660
TOTAL	**394**	**56,156,851.57**	**100.00**	**142,530.08**	**7.79901**	**83.46**	**662**

Collateral Grouped by Balloon Flag

BALLOON	Count	Total CURRENT BALANCE	Pct of overall CURRENT BALANCE
No	393	56,122,051.57	99.94
Yes	1	34,800.00	0.06
TOTAL	**394**	**56,156,851.57**	**100.00**

Collateral Grouped by Prepay Penalty

PREPAY PP DESC	Count	Total CURRENT BALANCE	Pct of overall CURRENT BALANCE
No	**87**	**13,894,412.31**	**24.74**
No PP	87	13,894,412.31	24.74
Yes	**307**	**42,262,439.26**	**75.26**
1Y PP	21	3,791,549.89	6.75
2.5Y PP	4	618,005.44	1.10
2Y PP	180	25,276,006.17	45.01
3Y PP	100	11,866,791.48	21.13
5Y PP	1	390,879.34	0.70
6M PP	1	319,206.94	0.57
TOTAL	**394**	**56,156,851.57**	**100.00**

Collateral Grouped by Geographic Distribution

STATE	Count	Total CURRENT BALANCE	Pct of overall CURRENT BALANCE
AL	3	174,600.00	0.31
AZ	14	2,120,340.72	3.78
CA	62	16,171,107.76	28.80
CO	4	871,151.66	1.55
CT	1	135,719.91	0.24
DC	1	133,000.00	0.24
FL	41	4,732,917.00	8.43
GA	28	2,950,650.06	5.25
IA	3	135,661.71	0.24

The information contained herein will be superseded by the description of the collateral contained in the prospectus supplement and, except in the case of the initial collateral information sheets, such information supersedes the information in all prior collateral information sheets. This report does not constitute a bid or offer by any person for any security or an undertaking by any person to provide or accept any such bid or offer. Each investor must determine for itself the appropriateness of any transaction in securities, including any related legal, tax and accounting considerations, and no recommendation is made herein as to any security or transaction. No assurance is given (x) as to the accuracy or completeness of any of the information set forth herein, or (y) that the prices indicated (i) constitute prices at which the securities listed could have been or may be purchased or sold in any market, (ii) have been confirmed by actual trades, (iii) reflect the value Bear Stearns assigns to any security while in its inventory, or (iv) take into account the size of any position in the securities listed. Spreads between bid and offer prices may vary significantly due to market volatility or illiquidity. All prices and other information relating to any security are subject to change without notice. Bear, Stearns & Co. Inc. and its affiliates and associated persons may have positions and conduct transactions in the securities covered by this report, and may solicit business from and perform services for the issuers of such securities or their affiliates.

Collateral Grouped by Geographic Distribution

STATE	Count	Total CURRENT BALANCE	Pct of overall CURRENT BALANCE
ID	5	769,271.44	1.37
IL	12	1,880,342.54	3.35
IN	17	988,398.80	1.76
KS	2	91,071.82	0.16
KY	1	81,539.44	0.15
LA	2	272,139.58	0.48
MA	8	2,183,649.03	3.89
MD	3	431,245.43	0.77
ME	2	446,561.55	0.80
MI	9	797,180.86	1.42
MN	6	1,037,487.14	1.85
MO	13	831,903.61	1.48
MS	3	154,694.26	0.28
NC	9	684,903.48	1.22
NE	1	270,297.68	0.48
NJ	6	1,406,348.32	2.50
NM	2	242,445.31	0.43
NV	8	2,169,493.97	3.86
NY	7	1,524,037.05	2.71
OH	7	634,935.69	1.13
OK	5	299,527.97	0.53
OR	7	945,714.84	1.68
PA	13	1,024,569.41	1.82
RI	1	271,390.60	0.48
SC	2	139,881.76	0.25
TN	6	466,877.61	0.83
TX	66	6,443,090.82	11.47
VA	5	966,283.97	1.72
WA	6	604,423.00	1.08
WI	1	488,000.00	0.87
WY	2	183,995.77	0.33
TOTAL	394	56,156,851.57	100.00

Collateral Grouped by Margin

AM TYPE MARGIN	Count	Total CURRENT BALANCE	Pct of overall CURRENT BALANCE
ARMS	289	45,204,582.97	80.50
2.000 - 2.499	1	194,719.64	0.35
3.500 - 3.999	1	156,800.00	0.28
4.000 - 4.499	5	617,371.98	1.10
4.500 - 4.999	5	1,044,244.17	1.86
5.000 - 5.499	25	3,334,142.69	5.94
5.500 - 5.999	58	9,100,289.73	16.21

The information contained herein will be superseded by the description of the collateral contained in the prospectus supplement and, except in the case of the initial collateral information sheets, such information supersedes the information in all prior collateral information sheets. This report does not constitute a bid or offer by any person for any security or an undertaking by any person to provide or accept any such bid or offer. Each investor must determine for itself the appropriateness of any transaction in securities, including any related legal, tax and accounting considerations, and no recommendation is made herein as to any security or transaction. No assurance is given (x) as to the accuracy or completeness of any of the information set forth herein, or (y) that the prices indicated (i) constitute prices at which the securities listed could have been or may be purchased or sold in any market, (ii) have been confirmed by actual trades, (iii) reflect the value Bear Stearns assigns to any security while in its inventory, or (iv) take into account the size of any position in the securities listed. Spreads between bid and offer prices may vary significantly due to market volatility or illiquidity. All prices and other information relating to any security are subject to change without notice. Bear, Stearns & Co. Inc. and its affiliates and associated persons may have positions and conduct transactions in the securities covered by this report, and may solicit business from and perform services for the issuers of such securities or their affiliates.

BSABS 05-HE7 {INVESTOR PROPS}

Collateral Grouped by Margin

AM TYPE MARGIN	Count	Total CURRENT BALANCE	Pct of overall CURRENT BALANCE
6.000 - 6.499	86	16,361,974.51	29.14
6.500 - 6.999	54	8,495,464.38	15.13
7.000 - 7.499	24	2,810,040.90	5.00
7.500 - 7.999	10	1,355,949.98	2.41
8.000 - 8.499	5	559,864.02	1.00
8.500 - 8.999	3	302,622.82	0.54
9.000 - 9.499	11	791,598.15	1.41
10.000 - 10.499	1	79,500.00	0.14
FIXED	**105**	**10,952,268.60**	**19.50**
0.000 - 0.499	105	10,952,268.60	19.50
TOTAL	**394**	**56,156,851.57**	**100.00**

Collateral Grouped by Index

INDEX	Count	Total CURRENT BALANCE	Pct of overall CURRENT BALANCE
1YR TRSRY-CMT	1	270,297.68	0.48
FIXED	104	10,917,468.60	19.44
FIXED-BALLOON	1	34,800.00	0.06
WSJ-6MLIBOR	288	44,934,285.29	80.02
TOTAL	394	56,156,851.57	100.00

Collateral Grouped by Product Type

PRODUCT	Count	Total CURRENT BALANCE	Pct of overall CURRENT BALANCE	Wtd Avg CURRENT GROSS COUPON	Wtd Avg CURRENT NET COUPON	Avg ORIGINAL BALANCE	Wtd Avg STATED ORIGINAL TERM	Wtd Avg STATED REM TERM	Wtd Avg AGE	Wtd Avg FICO SCORE	Wtd Avg BACK RATIO	Wtd Avg LOAN TO VALUE	Wtd Avg COMBO LTV	Wtd Avg MARGIN	Wtd Avg INIT RATE CAP	Wtd Avg PER RATE CAP	Wtd Avg GROSS LIFE CAP	Wtd Avg ROLL
6MLIBOR	1	123,250.00	0.22	8.25000	7.74600	123,250.00	360	359	1	670	46.90	85.00	85.00	7.59000	1.00000	1.00000	7.00000	5
6MLIBOR IO	1	194,719.64	0.35	3.50000	2.99600	195,000.00	300	287	13	713	35.00	50.00	50.00	2.25000	2.00000	1.00000	8.50000	5
BALLOON	1	34,800.00	0.06	11.50000	10.99600	34,800.00	180	177	3	653	36.40	90.00	90.00	0.00000	0.00000	0.00000	0.00000	0
FIXED	104	10,917,468.60	19.44	7.81669	7.31269	105,247.51	338	335	3	667	40.42	74.89	76.65	0.00000	0.00000	0.00000	0.00000	0
LIBOR 2/6 ARM	194	25,245,678.07	44.96	7.94733	7.44333	130,418.65	360	357	3	648	37.90	83.20	84.71	6.32551	2.50555	1.01453	6.42795	21
LIBOR 2/6 ARM IO	65	14,215,663.83	25.31	7.60769	7.10369	218,719.17	360	357	3	681	39.19	79.88	86.48	6.27322	2.82693	1.05006	6.14398	21
LIBOR 3/6 ARM	12	1,535,803.16	2.73	7.69989	7.19589	128,208.08	360	358	2	659	42.23	84.31	86.50	6.50749	2.94929	1.10495	6.22150	34
LIBOR 3/6 ARM IO	14	3,228,291.25	5.75	7.81805	7.31405	230,592.86	360	357	3	675	36.42	77.25	84.61	6.12963	2.86121	1.08131	6.13818	33
LIBOR 5/6 ARM	1	390,879.34	0.70	7.00000	6.49600	391,200.00	360	358	2	613	42.49	80.00	80.00	4.62500	1.00000	1.50000	5.00000	58
TREAS. 5/1 ARM	1	270,297.68	0.48	7.20000	6.69600	271,160.00	360	356	4	714	33.20	80.00	80.00	6.25000	2.00000	2.00000	6.00000	56
TOTAL	**394**	**56,156,851.57**	**100.00**	**7.79901**	**7.29501**	**142,756.12**	**355**	**353**	**3**	**662**	**38.76**	**80.29**	**83.46**	**6.27200**	**2.62477**	**1.04354**	**6.30652**	**23**

The information contained herein will be superseded by the description of the collateral contained in the prospectus supplement and, except in the case of the initial collateral information sheets, such information supersedes the information in all prior collateral information sheets. This report does not constitute a bid or offer by any person for any security or an undertaking by any person to provide or accept any such bid or offer. Each investor must determine for itself the appropriateness of any transaction in securities, including any related legal, tax and accounting considerations, and no recommendation is made herein as to any security or transaction. No assurance is given (x) as to the accuracy or completeness of any of the information set forth herein, or (y) that the prices indicated (i) constitute prices at which the securities listed could have been or may be purchased or sold in any market, (ii) have been confirmed by actual trades, (iii) reflect the value Bear Stearns assigns to any security while in its inventory, or (iv) take into account the size of any position in the securities listed. Spreads between bid and offer prices may vary significantly due to market volatility or illiquidity. All prices and other information relating to any security are subject to change without notice. Bear, Stearns & Co. Inc. and its affiliates and associated persons may have positions and conduct transactions in the securities covered by this report, and may solicit business from and perform services for the issuers of such securities or their affiliates.

Collateral Grouped by IO Term

IO PERIOD	Count	Total CURRENT BALANCE	Pct of overall CURRENT BALANCE
10 YEARS	3	760,719.64	1.35
2 YEARS	8	1,876,474.98	3.34
3 YEARS	2	465,000.00	0.83
5 YEARS	67	14,536,480.10	25.89
NON-IO	314	38,518,176.85	68.59
TOTAL	**394**	**56,156,851.57**	**100.00**

The information contained herein will be superseded by the description of the collateral contained in the prospectus supplement and, except in the case of the initial collateral information sheets, such information supersedes the information in all prior collateral information sheets. This report does not constitute a bid or offer by any person for any security or an undertaking by any person to provide or accept any such bid or offer. Each investor must determine for itself the appropriateness of any transaction in securities, including any related legal, tax and accounting considerations, and no recommendation is made herein as to any security or transaction. No assurance is given (x) as to the accuracy or completeness of any of the information set forth herein, or (y) that the prices indicated (i) constitute prices at which the securities listed could have been or may be purchased or sold in any market, (ii) have been confirmed by actual trades, (iii) reflect the value Bear Stearns assigns to any security while in its inventory, or (iv) take into account the size of any position in the securities listed. Spreads between bid and offer prices may vary significantly due to market volatility or illiquidity. All prices and other information relating to any security are subject to change without notice. Bear, Stearns & Co. Inc. and its affiliates and associated persons may have positions and conduct transactions in the securities covered by this report, and may solicit business from and perform services for the issuers of such securities or their affiliates

Collateral Grouped by Geographic Distribution

STATE1	Count	Total CURRENT BALANCE	Pct of overall CURRENT BALANCE
Alabama	55	4,900,551.06	0.50
Alaska	5	973,327.33	0.10
Arizona	272	39,218,240.91	3.98
Arkansas	9	994,906.73	0.10
California	1,485	380,512,604.02	38.58
Colorado	163	25,790,871.81	2.62
Connecticut	37	6,820,003.86	0.69
Delaware	10	1,378,252.22	0.14
District of Columbia	18	4,508,800.68	0.46
Florida	517	78,870,841.54	8.00
Georgia	142	19,468,110.64	1.97
Hawaii	6	1,644,129.91	0.17
Idaho	22	2,893,789.85	0.29
Illinois	257	41,757,511.22	4.23
Indiana	94	8,277,273.63	0.84
Iowa	18	1,425,464.04	0.14
Kansas	50	4,012,577.40	0.41
Kentucky	48	4,864,240.91	0.49
Louisiana	37	3,872,911.81	0.39
Maine	14	2,267,522.81	0.23
Maryland	98	21,614,008.44	2.19
Massachusetts	43	10,798,883.01	1.09
Michigan	131	14,948,840.93	1.52
Minnesota	91	15,780,819.95	1.60
Mississippi	24	2,231,258.99	0.23
Missouri	125	12,734,205.37	1.29
Montana	5	675,840.21	0.07
Nebraska	7	1,077,498.84	0.11
Nevada	170	34,092,269.80	3.46
New Hampshire	15	2,564,890.88	0.26
New Jersey	67	16,074,362.46	1.63
New Mexico	8	1,030,962.84	0.10
New York	91	18,468,728.22	1.87
North Carolina	69	8,086,913.79	0.82
North Dakota	2	76,993.26	0.01
Ohio	101	10,088,884.18	1.02
Oklahoma	47	4,709,337.68	0.48
Oregon	71	9,346,730.96	0.95
Pennsylvania	128	15,798,235.87	1.60
Rhode Island	8	1,770,852.60	0.18
South Carolina	27	2,982,542.85	0.30
Tennessee	119	11,729,737.95	1.19
Texas	707	69,921,680.15	7.09
Utah	48	6,384,768.02	0.65
Vermont	1	166,500.00	0.02
Virginia	135	26,103,040.46	2.65
Washington	153	25,522,026.34	2.59
West Virginia	3	564,430.85	0.06
Wisconsin	49	6,015,013.26	0.61
Wyoming	5	391,698.88	0.04
TOTAL	**5,807**	**986,203,889.42**	**100.00**

The information contained herein will be superseded by the description of the collateral contained in the prospectus supplement and, except in the case of the initial collateral information sheets, such information supersedes the information in all prior collateral information sheets. This report does not constitute a bid or offer by any person for any security or an undertaking by any person to provide or accept any such bid or offer. Each investor must determine for itself the appropriateness of any transaction in securities, including any related legal, tax and accounting considerations, and no recommendation is made herein as to any security or transaction. No assurance is given (x) as to the accuracy or completeness of any of the information set forth herein, or (y) that the prices indicated (i) constitute prices at which the securities listed could have been or may be purchased or sold in any market, (ii) have been confirmed by actual trades, (iii) reflect the value Bear Stearns assigns to any security while in its inventory, or (iv) take into account the size of any position in the securities listed. Spreads between bid and offer